Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 96 for details.

Quarterly Report
to Shareholders

Scotiabank reports second quarter results

TORONTO, May
 27, 2025 –
The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported second quarter net income of $2,032 million compared to $2,092 million in the same period last year. Diluted earnings per share (EPS) were $1.48, compared to $1.57 in the same period a year ago.

Adjusted net income
(1)
for the second quarter was $2,072 million and adjusted diluted EPS
(1)
were $1.52, down from $1.58 last year. Adjusted return on equity
(1)
was 10.4% compared to 11.3% a year ago.

“We continued to invest in our key strategic priorities this quarter, including building deeper, more advice-driven client relationships,” said Scott Thomson, President and CEO of Scotiabank. “Amidst the continuously-evolving economic outlook, we are focused on what we can control and are executing on our strategic plan while continuing to deliver positive operating leverage. This quarter we increased our performing allowances to reflect the impact of an uncertain macroeconomic outlook. With strong balance sheet metrics, we remain well positioned to support our clients through this period of uncertainty and to seize growth opportunities as they arise.”

Canadian Banking generated adjusted earnings
(1)
of $613 million, down 31% compared to the prior year, due primarily to a significant increase in performing credit loss allowances and a lower margin. The business had solid asset and deposit growth, as well as good underlying momentum in fee revenue.

International Banking generated adjusted earnings
(1)
of $719 million, up 7% year-over-year, with solid revenue generation and lower provision for credit losses, reflecting improvements in the portfolio. Continued positive operating leverage reflects the impact of successful productivity initiatives in the region.

Global Wealth Management adjusted earnings
(1)
were $407 million, up 17% year-over-year driven by solid revenue growth from higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. Additionally, assets under management
(2)
of $380 billion grew 9% year-over-year.

Global Banking and Markets reported earnings of $412 million, up 10% compared to the prior year. The results were supported by strong performance in our capital markets business, as well as higher fee revenue in our corporate and investment banking business.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio
(3)
of 13.2% and declared a dividend of $1.10, representing a 4% increase. The Bank also announced its intention to launch a share buyback program for 20 million shares, demonstrating our confidence in the trajectory of our capital generation and strength of our balance sheet metrics.

(1)
    Refer to
Non-GAAP
Measures section starting on page 5.
(2)
    Refer to Glossary on page 58 for the description of the measure.
(3)
    The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q2 2025		2024 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			16
	2	The Bank’s risk to terminology, measures and key parameters.			75-78
	3	Top and emerging risks, and the changes during the reporting period.	37-38		80-81, 85-91
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	53-55		55-58, 100-103, 116
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			72-74
	6	Description of risk culture and procedures applied to support the culture.			75-78
	7	Description of key risks from the Bank’s business model.			79
	8	Stress testing use within the Bank’s risk governance and capital management.			75-76
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	53-54	4-5	55-58	205
	10	a) Regulatory capital components.	53-54, 83	21-23	59
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		18-19
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	53-54	93	60-61
	12	Discussion of targeted level of capital, and the plans on how to establish this.			55-58
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		6, 36-39, 43-60, 69-74, 78, 90, 96, 102	63-68, 79, 123	174
	14	Analysis of the capital requirements for each Basel asset class.		16-17, 36-61, 67-74, 78, 83-86	63-68	174, 223-229
	15	Tabulate credit risk in the Banking Book.	87-88	16-17, 36-61, 78, 83-86	63-68	224
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		62, 77, 95	63-68
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		100	64-66
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	44-47		98-103
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	44-47		100
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	51-52		104-106
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	49-50		103-104
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	43		97
	23	Discussion of significant trading and non-trading market risk factors.	88-89		92-98	228-229
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	42, 89		92-98	228-229
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.			92-98	228
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		6, 36-39, 43-60, 69-74	85-91, 118-123	184-185, 224-227
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				154-156, 185
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	71	33-34	88, 118-121	185
	29	Analysis of counterparty credit risk that arises from derivative transactions.	54, 87-88	101	82-84	172-175
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	87-88		83-85, 89
Other risks	31	Quantified measures of the management of operational risk.			67, 107-108
	32	Discussion of publicly known risk items.	54		71

2	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended April 30, 2025. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2024 Annual Report. This MD&A is dated May 27, 2025.
Additional information relating to the Bank, including the Bank’s 2024 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2024 Annual Report and Annual Information Form are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Financial Highlights

5	Non-GAAP Measures

16	Overview of Performance

18	Group Financial Performance

21	Business Segment Review

35	Geographic Highlights

36	Quarterly Financial Highlights

37	Financial Position

37	Risk Management

53	Capital Management

54	Financial Instruments

55	Off-Balance Sheet Arrangements

55	Regulatory Developments

55	Accounting Policies and Controls

57	Share Data

58	Glossary
Forward-looking Statements
From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2024 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including the potential impact of new or elevated tariffs); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate change, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2024 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2025 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Second Quarter Report 2025	3

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T1 Financial highlights

	As at and for the three months ended			As at and for the six months ended
(Unaudited)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Operating results ($ millions)
Net interest income	5,270	5,173	4,694	10,443	9,467
Non-interest income	3,810	4,199	3,653	8,009	7,313
Total revenue	9,080	9,372	8,347	18,452	16,780
Provision for credit losses	1,398	1,162	1,007	2,560	1,969
Non-interest expenses	5,110	6,491	4,711	11,601	9,450
Income tax expense	540	726	537	1,266	1,070
Net income	2,032	993	2,092	3,025	4,291
Net income attributable to common shareholders	1,841	1,025	1,943	2,866	4,009
Operating performance
Basic earnings per share ($)	1.48	0.82	1.59	2.30	3.29
Diluted earnings per share ($)	1.48	0.66	1.57	2.15	3.25
Return on equity (%) (1)	10.1	5.5	11.2	7.8	11.6
Return on tangible common equity (%) (2)	12.5	6.8	13.8	9.6	14.2
Productivity ratio (%) (1)	56.3	69.3	56.4	62.9	56.3
Net interest margin (%) (2)	2.31	2.23	2.17	2.27	2.18
Financial position information ($ millions)
Cash and deposits with financial institutions	63,577	70,198	58,631
Trading assets	128,987	136,708	132,280
Loans	756,372	766,305	753,526
Total assets	1,415,465	1,439,151	1,399,430
Deposits	945,843	966,049	942,028
Common equity	74,686	74,563	70,577
Preferred shares and other equity instruments	10,232	10,232	8,779
Assets under administration (1)	779,054	807,547	738,927
Assets under management (1)	379,889	395,546	348,644
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%) (3)	13.2	12.9	13.2
Tier 1 capital ratio (%) (3)	15.4	15.1	15.2
Total capital ratio (%) (3)	17.1	16.8	17.1
Total loss absorbing capacity (TLAC) ratio (%) (4)	30.3	28.8	28.9
Leverage ratio (%) (5)	4.5	4.4	4.4
TLAC Leverage ratio (%) (4)	8.9	8.5	8.4
Risk-weighted assets ($ millions) (3)	458,989	468,124	450,191
Liquidity coverage ratio (LCR) (%) (6)	131	128	129
Net stable funding ratio (NSFR) (%) (7)	120	117	117
Credit quality
Net impaired loans ($ millions)	4,648	4,874	4,399
Allowance for credit losses ($ millions) (8)	7,276	7,080	6,768
Gross impaired loans as a % of loans and acceptances (1)	0.90	0.91	0.83
Net impaired loans as a % of loans and acceptances (1)	0.61	0.63	0.57
Provision for credit losses as a % of average net loans and acceptances (annualized) (1)(9)	0.75	0.60	0.54	0.68	0.52
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (1)(9)	0.57	0.55	0.52	0.56	0.51
Net write-offs as a % of average net loans and acceptances (annualized) (1)	0.50	0.49	0.48	0.50	0.45
Adjusted results (2)
Adjusted total revenue ($ millions)	9,098	9,372	8,347	18,470	16,780
Adjusted non-interest expenses ($ millions)	5,067	5,111	4,693	10,178	9,414
Adjusted net income ($ millions)	2,072	2,362	2,105	4,434	4,317
Adjusted diluted earnings per share ($)	1.52	1.76	1.58	3.28	3.27
Adjusted return on equity (%)	10.4	11.8	11.3	11.1	11.6
Adjusted return on tangible common equity (%)	12.7	14.3	13.8	13.5	14.2
Adjusted productivity ratio (%)	55.7	54.5	56.2	55.1	56.1
Common share information
Closing share price ($) (TSX)	68.98	74.36	63.16
Shares outstanding (millions)
Average – Basic	1,246	1,245	1,223	1,245	1,218
Average – Diluted	1,246	1,250	1,228	1,250	1,225
End of period	1,246	1,246	1,230
Dividends paid per share ($)	1.06	1.06	1.06	2.12	2.12
Dividend yield (%) (1)	6.2	5.6	6.4	5.9	6.7
Market capitalization ($ millions) (TSX)	85,918	92,617	77,660
Book value per common share ($) (1)	59.96	59.86	57.40
Market value to book value multiple (1)	1.2	1.2	1.1
Price to earnings multiple (trailing 4 quarters) (1)	13.9	14.7	10.5
Other information
Employees (full-time equivalent)	86,746	88,722	89,090
Branches and offices	2,139	2,221	2,316
(1)	Refer to Glossary on page 58 for the description of the measure.
(2)	Refer to Non-GAAP Measures section starting on page 5.
(3)	The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(5)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(8)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities and deposits with financial institutions.
(9)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

4	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP
measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures and ratios are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest
expenses, income taxes and
non-controlling
interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank Second Quarter Report 2025	5

MANAGEMENT’S DISCUSSION & ANALYSIS

T2 Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Reported Results
Net interest income	$5,270	$5,173	$4,694	$10,443	$9,467
Non-interest income	3,810	4,199	3,653	8,009	7,313
Total revenue	9,080	9,372	8,347	18,452	16,780
Provision for credit losses	1,398	1,162	1,007	2,560	1,969
Non-interest expenses	5,110	6,491	4,711	11,601	9,450
Income before taxes	2,572	1,719	2,629	4,291	5,361
Income tax expense	540	726	537	1,266	1,070
Net income	$2,032	$993	$2,092	$3,025	$4,291
Net income attributable to non-controlling interests in subsidiaries (NCI)	56	(154)	26	(98)	51
Net income attributable to equity holders	1,976	1,147	2,066	3,123	4,240
Net income attributable to preferred shareholders and other equity instrument holders	135	122	123	257	231
Net income attributable to common shareholders	$1,841	$1,025	$1,943	$2,866	$4,009
Diluted earnings per share (in dollars)	$1.48	$0.66	$1.57	$2.15	$3.25
Weighted average number of diluted common shares outstanding (millions)	1,246	1,250	1,228	1,250	1,225
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
(a) Divestitures and wind-down of operations	$9	$–	$–	$9	$–
(b) Amortization of acquisition-related intangible assets	9	–	–	9	–
Total non-interest income and total revenue adjusting items (Pre-tax)	18	–	–	18	–
Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	26	1,362	–	1,388	–
(b) Amortization of acquisition-related intangible assets	17	18	18	35	36
Total non-interest expense adjusting items (Pre-tax)	43	1,380	18	1,423	36
Total impact of adjusting items on net income before taxes	61	1,380	18	1,441	36
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	(15)	(7)	–	(22)	–
Amortization of acquisition-related intangible assets	(6)	(4)	(5)	(10)	(10)
Total impact of adjusting items on income tax expense	(21)	(11)	(5)	(32)	(10)
Total impact of adjusting items on net income	$40	$1,369	$13	$1,409	$26
Impact of adjusting items on NCI	16	(191)	–	(175)	–
Total impact of adjusting items on net income attributable to equity holders	$56	$1,178	$13	$1,234	$26
Adjusted Results
Net interest income	$5,270	$5,173	$4,694	$10,443	$9,467
Non-interest income	3,828	4,199	3,653	8,027	7,313
Total revenue	9,098	9,372	8,347	18,470	16,780
Provision for credit losses	1,398	1,162	1,007	2,560	1,969
Non-interest expenses	5,067	5,111	4,693	10,178	9,414
Income before taxes	2,633	3,099	2,647	5,732	5,397
Income tax expense	561	737	542	1,298	1,080
Net income	$2,072	$2,362	$2,105	$4,434	$4,317
Net income attributable to NCI	40	37	26	77	51
Net income attributable to equity holders	2,032	2,325	2,079	4,357	4,266
Net income attributable to preferred shareholders and other equity instrument holders	135	122	123	257	231
Net income attributable to common shareholders	$1,897	$2,203	$1,956	$4,100	$4,035
Diluted earnings per share (in dollars)	$1.52	$1.76	$1.58	$3.28	$3.27
Impact of adjustments on diluted earnings per share (in dollars)	$0.04	$1.10	$0.01	$1.13	$0.02
Weighted average number of diluted common shares outstanding (millions)	1,250	1,250	1,228	1,250	1,225

6	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s quarterly financial results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.
a) Divestitures and wind-down of operations
On February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana). The Bank recognized an additional loss of $9 million in non-interest
income – other upon closing. In Q3 2024, the Bank had recognized an impairment loss of $143 million in non-interest
income – other and a recovery of expenses of $7 million in
non-interest
expenses – salaries and employee benefits (collectively $90 million after-tax),
the majority of which related to goodwill. For further details, please refer to Note 20 of the Condensed Interim Consolidated Financial Statements.
In Q2 2025, the Bank recognized an additional impairment loss of $26 million ($8 million after-tax)
on the agreement to sell banking operations in Colombia, Costa Rica and Panama for an approximately 20% ownership stake in the newly combined entity of Davivienda. This additional loss represents the change in the carrying value of the assets being sold, as well as changes in foreign currency. In Q1 2025, the Bank recognized an impairment loss of $1,362 million ($1,355 million after-tax)
as the banking operations that are part of the transaction were classified as held-for-sale.
These amounts were recorded in
non-interest
expenses – other. For further details, please refer to Note 20 of the Condensed Interim Consolidated Financial Statements.
In Q4 2023, the Bank sold its 20% equity interest in Canadian Tire’s Financial Services business (CTFS) to Canadian Tire Corporation. The sale resulted in a net gain of $367 million ($319 million after-tax)
and was recorded in non-interest income – other. For further details, please refer to Note 37 of the Consolidated Financial Statements in the 2024 Annual Report to Shareholders.
b) Amortization of acquisition-related intangible assets
These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. These costs are recorded in non-interest
expenses – depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments and non-interest
income – net income from investments in associated corporations for the Other operating segment.
c) Restructuring charge and severance provisions
In Q4 2024, the Bank recorded severance provisions of $53 million ($38 million after-tax)
related to the Bank’s continued efforts to streamline its organizational structure and support execution of the Bank’s strategy. In Q4 2023, the Bank recorded a restructuring charge and severance provisions of $354 million ($258 million after-tax)
related to workforce reductions and changing business needs, as well as ongoing efforts to streamline operational processes and optimize distribution channels. For further details, please refer to Note 24 of the Consolidated Financial Statements in the 2024 Annual Report to Shareholders.
d) Impairment of
non-financial
assets
In Q4 2024, the Bank recorded impairment charges of $343 million ($309 million after-tax)
related to its investment in associate, Bank of Xi’an Co. Ltd. in China, driven primarily by the continued weakening of the economic outlook in China and whose market value has remained below the Bank’s carrying value for a prolonged period (Q4 2023 – $185 million pre-tax
and $159 million
after-tax).
In Q4 2024, the Bank recorded an impairment of software intangible assets of $97 million ($70 million after-tax).
In Q4 2023, the Bank recorded an impairment of software and other intangible assets of $161 million ($114 million after-tax).
For further details, please refer to Notes 18 and 19 of the Consolidated Financial Statements in the 2024 Annual Report to Shareholders.
e) Legal provision
In Q3 2024, the Bank recognized a $176 million expense for legal actions in Peru relating to certain value-added tax assessed amounts and associated interest. The legal actions arose from certain client transactions that occurred prior to the Bank’s acquisition of its Peruvian subsidiary. For further details, please refer to Note 24 of the Consolidated Financial Statements in the 2024 Annual Report to Shareholders.
f) Consolidation of real estate and contract termination costs
In Q4 2023, the Bank recorded costs of $87 million ($63 million after-tax)
related to the consolidation and exit of certain real estate premises, as well as service contract termination costs, as part of the Bank’s optimization strategy.

Scotiabank Second Quarter Report 2025	7

MANAGEMENT’S DISCUSSION & ANALYSIS

T2A Reconciliation of reported and adjusted results by business line

	For the three months ended April 30, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$613	$714	$401	$412	$(108)	$2,032
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	38	2	(1)	17	56
Reported net income attributable to equity holders	613	676	399	413	(125)	1,976
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	135	135
Reported net income attributable to common shareholders	$613	$676	$399	$413	$(260)	$1,841
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	9	9
Total non-interest income adjustments (Pre-tax)	–	–	–	–	18	18
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	26	26
Amortization of acquisition-related intangible assets	1	7	9	–	–	17
Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	26	43
Total impact of adjusting items on net income before taxes	1	7	9	–	44	61
Total impact of adjusting items on income tax expense	(1)	(2)	(3)	–	(15)	(21)
Total impact of adjusting items on net income	–	5	6	–	29	40
Impact of adjusting items on NCI	–	–	–	–	16	16
Total impact of adjusting items on net income attributable to equity holders	–	5	6	–	45	56
Adjusted net income (loss)	$613	$719	$407	$412	$(79)	$2,072
Adjusted net income attributable to equity holders	$613	$681	$405	$413	$(80)	$2,032
Adjusted net income attributable to common shareholders	$613	$681	$405	$413	$(215)	$1,897
(1)	Refer to Business Segment Review on page 21.

	For the three months ended January 31, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$913	$686	$409	$517	$(1,532)	$993
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	2	–	(191)	(154)
Reported net income attributable to equity holders	913	651	407	517	(1,341)	1,147
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	122	122
Reported net income attributable to common shareholders	$913	$651	$407	$517	$(1,463)	$1,025
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,362	1,362
Amortization of acquisition-related intangible assets	1	8	9	–	–	18
Total non-interest expenses adjustments (Pre-tax)	1	8	9	–	1,362	1,380
Total impact of adjusting items on net income before taxes	1	8	9	–	1,362	1,380
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	(7)	(11)
Total impact of adjusting items on net income	1	6	7	–	1,355	1,369
Impact of adjusting items on NCI	–	–	–	–	(191)	(191)
Total impact of adjusting items on net income attributable to equity holders	1	6	7	–	1,164	1,178
Adjusted net income (loss)	$914	$692	$416	$517	$(177)	$2,362
Adjusted net income attributable to equity holders	$914	$657	$414	$517	$(177)	$2,325
Adjusted net income attributable to common shareholders	$914	$657	$414	$517	$(299)	$2,203
(1)	Refer to Business Segment Review on page 21.

8	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended April 30, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management (2)	Global Banking and Markets (2)	Other (2)	Total
Reported net income (loss)	$893	$663	$343	$375	$(182)	$2,092
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	24	2	–	–	26
Reported net income attributable to equity holders	893	639	341	375	(182)	2,066
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	1	1	121	123
Reported net income attributable to common shareholders	$893	$639	$340	$374	$(303)	$1,943
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	8	9	–	–	18
Total non-interest expenses adjustments (Pre-tax)	1	8	9	–	–	18
Total impact of adjusting items on net income before taxes	1	8	9	–	–	18
Impact of adjusting items on income tax expense	(1)	(2)	(2)	–	–	(5)
Total impact of adjusting items on net income	–	6	7	–	–	13
Total impact of adjusting items on net income attributable to equity holders	–	6	7	–	–	13
Adjusted net income (loss)	$893	$669	$350	$375	$(182)	$2,105
Adjusted net income attributable to equity holders	$893	$645	$348	$375	$(182)	$2,079
Adjusted net income attributable to common shareholders	$893	$645	$347	$374	$(303)	$1,956
(1)	Refer to Business Segment Review on page 21.
(2)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

	For the six months ended April 30, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,526	$1,400	$810	$929	$(1,640)	$3,025
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	73	4	(1)	(174)	(98)
Reported net income attributable to equity holders	1,526	1,327	806	930	(1,466)	3,123
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	257	257
Reported net income attributable to common shareholders	$1,526	$1,327	$806	$930	$(1,723)	$2,866
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	9	9
Total non-interest income adjustments (Pre-tax)	–	–	–	–	18	18
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,388	1,388
Amortization of acquisition-related intangible assets	2	15	18	–	–	35
Total non-interest expenses adjustments (Pre-tax)	2	15	18	–	1,388	1,423
Total impact of adjusting items on net income before taxes	2	15	18	–	1,406	1,441
Impact of adjusting items on income tax expense	(1)	(4)	(5)	–	(22)	(32)
Total impact of adjusting items on net income	1	11	13	–	1,384	1,409
Impact of adjusting items on NCI	–	–	–	–	(175)	(175)
Total impact of adjusting items on net income attributable to equity holders	1	11	13	–	1,209	1,234
Adjusted net income (loss)	$1,527	$1,411	$823	$929	$(256)	$4,434
Adjusted net income attributable to equity holders	$1,527	$1,338	$819	$930	$(257)	$4,357
Adjusted net income attributable to common shareholders	$1,527	$1,338	$819	$930	$(514)	$4,100
(1)	Refer to Business Segment Review on page 21.

Scotiabank Second Quarter Report 2025	9

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the six months ended April 30, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management (2)	Global Banking and Markets (2)	Other (2)	Total
Reported net income (loss)	$1,866	$1,398	$676	$763	$(412)	$4,291
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	46	5	–	–	51
Reported net income attributable to equity holders	1,866	1,352	671	763	(412)	4,240
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	227	231
Reported net income attributable to common shareholders	$1,865	$1,351	$670	$762	$(639)	$4,009
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	2	16	18	–	–	36
Total non-interest expenses adjustments (Pre-tax)	2	16	18	–	–	36
Total impact of adjusting items on net income before taxes	2	16	18	–	–	36
Impact of adjusting items on income tax expense	(1)	(4)	(5)	–	–	(10)
Total impact of adjusting items on net income	1	12	13	–	–	26
Total impact of adjusting items on net income attributable to equity holders	1	12	13	–	–	26
Adjusted net income (loss)	$1,867	$1,410	$689	$763	$(412)	$4,317
Adjusted net income attributable to equity holders	$1,867	$1,364	$684	$763	$(412)	$4,266
Adjusted net income attributable to common shareholders	$1,866	$1,363	$683	$762	$(639)	$4,035
(1)	Refer to Business Segment Review on page 21.
(2)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

Constant Dollar
International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP
measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 17.
T3 Reconciliation of International Banking’s reported and adjusted results and constant dollar results

Reported Results	For the three months ended						For the six months ended
($ millions)	January 31, 2025			April 30, 2024 (1)			April 30, 2024 (1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,169	$(34)	$2,203	$2,254	$(6)	$2,260	$4,494	$51	$4,443
Non-interest income	861	(15)	876	706	12	694	1,540	29	1,511
Total revenue	3,030	(49)	3,079	2,960	6	2,954	6,034	80	5,954
Provision for credit losses	602	(14)	616	566	(8)	574	1,140	8	1,132
Non-interest expenses	1,553	(22)	1,575	1,547	23	1,524	3,129	70	3,059
Income before taxes	875	(13)	888	847	(9)	856	1,765	2	1,763
Income tax expense	189	(2)	191	184	1	183	367	4	363
Net income	$686	$(11)	$697	$663	$(10)	$673	$1,398	$(2)	$1,400
Net income attributable to non-controlling interests in subsidiaries (NCI)	$35	$–	$35	$24	$(2)	$26	$46	$(4)	$50
Net income attributable to equity holders of the Bank	$651	$(11)	$662	$639	$(8)	$647	$1,352	$2	$1,350
Other measures
Average assets ($ billions)	$229	$(3)	$232	$234	$(2)	$236	$235	$1	$234
Average liabilities ($ billions)	$174	$(3)	$177	$182	$–	$182	$182	$2	$180
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

10	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Adjusted Results	For the three months ended						For the six months ended
($ millions)	January 31, 2025			April 30, 2024 (1)			April 30, 2024 (1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,169	$(34)	$2,203	$2,254	$(6)	$2,260	$4,494	$51	$4,443
Non-interest income	861	(15)	876	706	12	694	1,540	29	1,511
Total revenue	3,030	(49)	3,079	2,960	6	2,954	6,034	80	5,954
Provision for credit losses	602	(14)	616	566	(8)	574	1,140	8	1,132
Non-interest expenses	1,545	(22)	1,567	1,539	23	1,516	3,113	70	3,043
Income before taxes	883	(13)	896	855	(9)	864	1,781	2	1,779
Income tax expense	191	(2)	193	186	1	185	371	3	368
Net income	$692	$(11)	$703	$669	$(10)	$679	$1,410	$(1)	$1,411
Net income attributable to non-controlling interests in subsidiaries (NCI)	$35	$–	$35	$24	$(2)	$26	$46	$(4)	$50
Net income attributable to equity holders of the Bank	$657	$(11)	$668	$645	$(8)	$653	$1,364	$3	$1,361
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

Earning and
non-earning
assets, core earning assets, core net interest income and net interest margin
Net interest margin
Net interest margin is a
non-GAAP
ratio that is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding.
Net interest margin is calculated as core net interest income divided by average core earning assets.
Components of net interest margin are defined below:
Earning assets
Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP
measure.
Non-earning
assets
Non-earning
assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and intangible assets, deferred tax assets and other assets. This is a non-GAAP
measure.
Core earning assets
Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans, net of allowances. This is a non-GAAP
measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets and eliminates the impact of trading businesses.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP
measure.

Scotiabank Second Quarter Report 2025	11

MANAGEMENT’S DISCUSSION & ANALYSIS

T4 Calculation of net interest margin
Consolidated Bank

	For the three months ended			For the six months ended
($ millions)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Average total assets – Reported (1)	$1,468,310	$1,460,615	$1,411,181	$1,464,194	$1,417,472
Less: Non-earning assets	118,403	115,155	108,405	116,547	109,849
Average total earning assets (1)	$1,349,907	$1,345,460	$1,302,776	$1,347,647	$1,307,623
Less:
Trading assets	150,997	156,540	144,737	153,814	143,360
Securities purchased under resale agreements and securities borrowed	206,266	200,930	191,661	203,554	193,251
Other deductions	35,003	33,491	62,497	34,235	67,556
Average core earning assets (1)	$957,641	$954,499	$903,881	$956,044	$903,456
Net interest income – Reported	$5,270	$5,173	$4,694	$10,443	$9,467
Less: Non-core net interest income	(135)	(200)	(139)	(335)	(337)
Core net interest income	$5,405	$5,373	$4,833	$10,778	$9,804
Net interest margin	2.31%	2.23%	2.17%	2.27%	2.18%
(1)	Average balances represent the average of daily balances for the period.
Canadian Banking

	For the three months ended			For the six months ended
($ millions)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Average total assets – Reported (2)	$461,444	$459,895	$444,923	$460,657	$444,889
Less: Non-earning assets	4,607	4,753	4,191	4,682	4,252
Average total earning assets (2)	$456,837	$455,142	$440,732	$455,975	$440,637
Less:
Other deductions	179	187	22,421	182	25,667
Average core earning assets (2)	$456,658	$454,955	$418,311	$455,793	$414,970
Net interest income – Reported	$2,524	$2,647	$2,482	$5,171	$4,973
Less: Non-core net interest income	–	–	–	–	–
Core net interest income	$2,524	$2,647	$2,482	$5,171	$4,973
Net interest margin	2.27%	2.31%	2.41%	2.29%	2.41%
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Average balances represent the average of daily balances for the period.
International Banking

	For the three months ended			For the six months ended
($ millions)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Average total assets – Reported (2)	$229,118	$228,877	$234,305	$228,995	$234,883
Less: Non-earning assets	13,917	14,883	16,554	14,407	16,757
Average total earning assets (2)	$215,201	$213,994	$217,751	$214,588	$218,126
Less:
Trading assets	6,438	6,408	6,534	6,423	6,657
Securities purchased under resale agreements and securities borrowed	4,243	4,195	4,314	4,219	3,868
Other deductions	7,413	6,612	6,661	7,006	6,716
Average core earning assets (2)	$197,107	$196,779	$200,242	$196,940	$200,885
Net interest income – Reported	$2,179	$2,169	$2,254	$4,348	$4,494
Less: Non-core net interest income	17	(12)	58	5	94
Core net interest income	$2,162	$2,181	$2,196	$4,343	$4,400
Net interest margin	4.50%	4.40%	4.46%	4.45%	4.40%
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Average balances represent the average of daily balances for the period.

12	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Adjusted return on equity is a
non-GAAP
ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Attributed capital and operating segment return on equity
The amount of common equity allocated to each operating segment is referred to as attributed capital. The attribution of capital within each operating segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each operating segment. Attributed capital is a non-GAAP
measure. The Bank attributes capital to its business lines to approximate 11.5% of the Basel III common equity capital requirements.
Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP
measure.
Adjusted return on equity for the operating segments is calculated as a ratio of adjusted net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP
measure.
T5 Return on equity by operating segment

	For the three months ended April 30, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$613	$676	$399	$413	$(260)		$1,841
Total average common equity (1)	20,893	18,087	10,332	14,970	10,343		74,625
Return on equity	12.0%	15.3%	15.8%	11.3%	nm	(2)	10.1%
Adjusted (3)
Net income attributable to common shareholders	$613	$681	$405	$413	$(215)		$1,897
Return on equity	12.0%	15.5%	16.1%	11.3%	nm	(2)	10.4%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Table on page 6.

	For the three months ended January 31, 2025							For the three months ended April 30, 2024 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$913	$651	$407	$517	$(1,463)		$1,025	$893	$639	$340	$374	$(303)		$1,943
Total average common equity (2)	21,636	18,191	10,183	15,361	8,706		74,077	20,507	19,144	10,222	14,865	5,539		70,277
Return on equity	16.7%	14.2%	15.8%	13.3%	nm	(3)	5.5%	17.7%	13.6%	13.6%	10.2%	nm	(3)	11.2%
Adjusted (4)
Net income attributable to common shareholders	$914	$657	$414	$517	$(299)		$2,203	$893	$645	$347	$374	$(303)		$1,956
Return on equity	16.7%	14.3%	16.1%	13.3%	nm	(3)	11.8%	17.7%	13.7%	13.8%	10.2%	nm	(3)	11.3%
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)	Not meaningful.
(4)	Refer to Table on page 6.

Scotiabank Second Quarter Report 2025	13

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the six months ended April 30, 2025							For the six months ended April 30, 2024 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,526	$1,327	$806	$930	$(1,723)		$2,866	$1,865	$1,351	$670	$762	$(639)		$4,009
Total average common equity (2)	21,271	18,140	10,257	15,169	9,443		74,280	20,258	19,366	10,207	15,304	4,639		69,774
Return on equity	14.5%	14.8%	15.8%	12.4%	nm	(3)	7.8%	18.5%	14.0%	13.2%	10.0%	nm	(3)	11.6%
Adjusted (4)
Net income attributable to common shareholders	$1,527	$1,338	$819	$930	$(514)		$4,100	$1,866	$1,363	$683	$762	$(639)		$4,035
Return on equity	14.5%	14.9%	16.1%	12.4%	nm	(3)	11.1%	18.5%	14.1%	13.5%	10.0%	nm	(3)	11.6%
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)	Not meaningful.
(4)	Refer to Table on page 6.
Return on tangible common equity
Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP
ratio.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP
ratio.
T6 Return on tangible common equity

	For the three months ended			For the six months ended
($ millions)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Reported
Average common equity – Reported (1)	$74,625	$74,077	$70,277	$74,280	$69,774
Average goodwill (1)(2)	(9,962)	(9,539)	(9,065)	(9,628)	(9,104)
Average acquisition-related intangibles (net of deferred tax) (1)	(3,586)	(3,597)	(3,635)	(3,592)	(3,644)
Average tangible common equity (1)	$61,077	$60,941	$57,577	$61,060	$57,026
Net income attributable to common shareholders – reported	$1,841	$1,025	$1,943	$2,866	$4,009
Amortization of acquisition-related intangible assets (after-tax) (3)	20	14	13	34	26
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$1,861	$1,039	$1,956	$2,900	$4,035
Return on tangible common equity – reported	12.5%	6.8%	13.8%	9.6%	14.2%
Adjusted (3)
Adjusted net income attributable to common shareholders	$1,897	$2,203	$1,956	$4,100	$4,035
Return on tangible common equity – adjusted	12.7%	14.3%	13.8%	13.5%	14.2%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to Table on page 6.
Adjusted productivity ratio
Adjusted productivity ratio represents adjusted
non-interest
expenses as a percentage of adjusted total revenue. This is a non-GAAP
ratio.
Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.
Adjusted operating leverage
This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest
expenses. This is a
non-GAAP
ratio.
Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.

14	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Trading-related revenue (Taxable equivalent basis)
Trading-related revenue consists of net interest income and
non-interest
income. Included are unrealized gains and losses on trading security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from trading securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading-related revenue includes certain net interest income and non-interest
income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities to an equivalent before tax basis. This is a non-GAAP
measure.
Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.
Adjusted effective tax rate
The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP
ratio.

Scotiabank Second Quarter Report 2025	15

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,032 million, compared to $2,092 million in the same period last year and $993 million last quarter. Last quarter’s net income included an impairment loss of $1,355 million after-tax related to the announced sale of the banking operations in Colombia, Costa Rica and Panama to Davivienda. Diluted earnings per share were $1.48 compared to $1.57 in the same period last year and $0.66 last quarter. Return on equity was 10.1%, compared to 11.2% in the same period last year and 5.5% last quarter.
Adjusted net income was $2,072 million compared to $2,105 million last year, a decrease of 2%. The decrease was due mainly to higher provision for credit losses on performing loans and non-interest
expenses, partly offset by higher revenues. Compared to last quarter, adjusted net income decreased 12% from $2,362 million. The decrease was due mainly to lower non-interest
income and higher provision for credit losses on performing loans. This was partly offset by lower provision for income taxes and higher net interest income.
Adjusted diluted earnings per share were $1.52 compared to $1.58 last year and $1.76 last quarter. Adjusted return on equity was 10.4% compared to 11.3% a year ago and 11.8% last quarter.
Refer to
Non-GAAP
Measures starting on page 5 for details of adjustments.
Economic summary and outlook
The global economic landscape remains in flux due to the implementation of the U.S. policy agenda and ensuing uncertainty surrounding its path, particularly as it relates to trade. Though there are signs of de-escalation
in the trade conflict, uncertainty surrounding the U.S. approach towards trade clouds the outlook significantly and tempers growth prospects in the global economy in the short run.
The U.S. central bank is expected to hold its policy rate constant through 2025 and maintain a significantly tighter stance relative to other central banks as the U.S. economy adapts to a higher tariffs environment. Though growth is slowing, we believe the potential inflationary consequences of the tariffs will limit the ability of the Federal Reserve to cut its policy rate. Restrictive monetary policy and extreme uncertainty surrounding tariffs are expected to contribute to more moderate growth in 2025, even as planned corporate tax cuts support growth in the short run. The economy is expected to slow to 0.9% in 2025 from a 2.8 % pace in 2024. Given that it will take time for the tariffs to fully work themselves through the economy and supply chains, U.S. growth is expected to slow further in 2026, to about 0.6%.
U.S. trade policy is also significantly impacting Canada. The direct impact of the tariffs on Canadian goods, the uncertainty caused by U.S. policies and the indirect impacts on Canada of a weaker U.S. economy will weigh on growth this year. We are already observing signs of economic impacts, and expect growth of about 1.6% this year, followed by growth of 0.7% next year. We currently expect the Bank of Canada to pause further interest rate cuts for the remainder of the year, but that course of action will depend critically on the evolution of tariffs, their relative impact on growth versus inflation, and the impact of likely changes in fiscal policy in coming weeks.
Latin American economies and central banks are moving at different speeds, faced with differing performances at home and varying degrees of exposure to international trade conflicts. Mexico’s economy, already facing weak domestic demand, is now being weighed by U.S. tariffs, prompting a quickened pace of policy easing by the central bank that is unlikely to prevent a contraction in GDP this year. At the opposite end of the spectrum, Peru’s economy continues to exceed expectations, and with strong growth and low inflation, allowing minor policy adjustments by the central bank. Like Peru, Chile may not face a significant direct impact from U.S. tariffs, but both countries are at risk from a global slowdown that could depress demand for their key metal exports. Inflation remains somewhat elevated in Chile, suggesting the central bank has limited ability to respond to slower growth. In Colombia, domestic fiscal and external trade war developments are twin headwinds that are keeping growth from reaching its full potential, all while large minimum wage increases and indexation practices keep inflation elevated, preventing greater support by the central bank.

16	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “Constant dollar” table in
Non-GAAP
Measures on page 10.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	April 30 2025	January 31 2025	April 30 2024	April 30, 2025 vs. January 31, 2025	April 30, 2025 vs. April 30, 2024
U.S. dollar/Canadian dollar	0.704	0.704	0.737	–%	(4.5)%
Mexican Peso/Canadian dollar	14.240	14.344	12.443	(0.7)%	14.4%
Peruvian Sol/Canadian dollar	2.594	2.641	2.762	(1.8)%	(6.1)%
Colombian Peso/Canadian dollar	2,944.467	3,069.839	2,871.913	(4.1)%	2.5%
Chilean Peso/Canadian dollar	669.254	693.703	710.545	(3.5)%	(5.8)%

			Average exchange rate		% Change
For the six months ended			April 30 2025	April 30 2024	April 30, 2025 vs. April 30, 2024
U.S. dollar/Canadian dollar			0.704	0.739	(4.7)%
Mexican Peso/Canadian dollar			14.293	12.590	13.5%
Peruvian Sol/Canadian dollar			2.618	2.767	(5.4)%
Colombian Peso/Canadian dollar			3,008.152	2,902.673	3.6%
Chilean Peso/Canadian dollar			681.682	684.800	(0.5)%

			For the three months ended		For the six months ended
Impact on net income (1) ($ millions except EPS)			April 30, 2025 vs. April 30, 2024	April 30, 2025 vs. January 31, 2025	April 30, 2025 vs. April 30, 2024
Net interest income			$1	$35	$(46)
Non-interest income (2)			7	(32)	(17)
Total revenue			8	3	(63)
Non-interest expenses			(2)	(22)	(1)
Other items (net of tax) (2)			2	(5)	35
Net income			$8	$(24)	$(29)
Earnings per share (diluted)			$0.01	$(0.02)	$(0.02)
Impact by business line ($ millions)
Canadian Banking (3)			$2	$–	$2
International Banking (2)(3)			18	1	13
Global Wealth Management (3)			–	1	(2)
Global Banking and Markets (3)			9	(2)	23
Other (2)(3)			(21)	(24)	(65)
Net income			$8	$(24)	$(29)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.
(3)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

Scotiabank Second Quarter Report 2025	17

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
T8 Group Financial Performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Reported Results
Net interest income	$5,270	$5,173	$4,694	$10,443	$9,467
Non-interest income	3,810	4,199	3,653	8,009	7,313
Total revenue	9,080	9,372	8,347	18,452	16,780
Provision for credit losses	1,398	1,162	1,007	2,560	1,969
Non-interest expenses	5,110	6,491	4,711	11,601	9,450
Income before taxes	2,572	1,719	2,629	4,291	5,361
Income tax expense	540	726	537	1,266	1,070
Net income	$2,032	$993	$2,092	$3,025	$4,291
Net income attributable to non-controlling interests in subsidiaries	$56	$(154)	$26	$(98)	$51
Net income attributable to equity holders of the Bank	$1,976	$1,147	$2,066	$3,123	$4,240
Other financial data and measures
Return on equity (1)	10.1%	5.5%	11.2%	7.8%	11.6%
Net interest margin (2)	2.31%	2.23%	2.17%	2.27%	2.18%
Provision for credit losses – performing (Stage 1 and 2)	$346	$98	$32	$444	$52
Provision for credit losses – impaired (Stage 3)	$1,052	$1,064	$975	$2,116	$1,917
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (1)	0.75%	0.60%	0.54%	0.68%	0.52%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (1)	0.57%	0.55%	0.52%	0.56%	0.51%
Net write-offs as a percentage of average net loans and acceptances (annualized) (1)	0.50%	0.49%	0.48%	0.50%	0.45%
(1)	Refer to Glossary on page 58 for the description of the measure.
(2)	Refer to Non-GAAP Measures starting on page 5.
T8A Adjusted Group Financial Performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Adjusted Results (1)
Net interest income	$5,270	$5,173	$4,694	$10,443	$9,467
Non-interest income	3,828	4,199	3,653	8,027	7,313
Total revenue	9,098	9,372	8,347	18,470	16,780
Provision for credit losses	1,398	1,162	1,007	2,560	1,969
Non-interest expenses	5,067	5,111	4,693	10,178	9,414
Income before taxes	2,633	3,099	2,647	5,732	5,397
Income tax expense	561	737	542	1,298	1,080
Net income	$2,072	$2,362	$2,105	$4,434	$4,317
Net income attributable to non-controlling interests in subsidiaries	$40	$37	$26	$77	$51
Net income attributable to equity holders of the Bank	$2,032	$2,325	$2,079	$4,357	$4,266
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
Net income
Q2 2025 vs Q2 2024
Net income was $2,032 million compared to $2,092 million, a decrease of 3%. The decrease was due mainly to higher provision for credit losses on performing loans and non-interest expenses, partly offset by higher revenues.
Adjusted net income was $2,072 million compared to $2,105 million, a decrease of 2%. The decrease was due mainly to higher provision for credit losses on performing loans and non-interest expenses, partly offset by higher revenues.
Q2 2025 vs Q1 2025
Net income was $2,032 million compared to $993 million, an increase of $1,039 million due to lower non-interest expenses and provision for income taxes. The prior quarter included an impairment loss of $1,355 million after-tax
($1,362 million
pre-tax)
related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. The increase was partly offset by lower non-interest
income and higher provision for credit losses on performing loans.
Adjusted net income was $2,072 million compared to $2,362 million, a decrease of 12%. The decrease was due mainly to lower non-interest
income and higher provision for credit losses on performing loans, partly offset by higher net interest income and lower provision for income taxes.

18	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Net income was $3,025 million compared to $4,291 million, a decrease of 30%. The decrease was due mainly to higher non-interest
expenses this year, which included the impairment loss of $1,388 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. In addition, there were higher provision for credit losses on performing loans and higher provision for income taxes, partly offset by higher revenues.
Adjusted net income was $4,434 million compared to $4,317 million, an increase of 3%. The increase was driven mainly by higher revenues, partly offset by higher non-interest expenses, provision for credit losses on performing loans and provision for income taxes.
Total revenue
Q2 2025 vs Q2 2024
Revenues were $9,080 million compared to $8,347 million, an increase of 9%. On an adjusted basis, revenues were $9,098 million compared to $8,347 million, an increase of 9%.
Net interest income was $5,270 million, an increase of $576 million or 12%, due primarily to a higher net interest margin, as well as loan growth inclusive of the conversion of bankers’ acceptances to loans resulting from the cessation of CDOR in June 2024 (“BA conversion”). The net interest margin was 2.31%, an increase of 14 basis points driven mainly by lower funding costs from lower interest rates. This was partly offset by lower margins in Canadian Banking, and increased levels of high quality, lower yielding treasury assets.
Non-interest
income was $3,810 million, up $157 million or 4%. Adjusted
non-interest
income was $3,828 million, an increase of $175 million or 5%. The increase was due mainly to higher income from associated corporations primarily related to the KeyCorp investment, higher fees and commissions, and higher wealth management revenues, partly offset by lower banking revenues due to the BA conversion.
Q2 2025 vs Q1 2025
Revenues were $9,080 million compared to $9,372 million, a decrease of 3%. On an adjusted basis, revenues were $9,098 million compared to $9,372 million, a decrease of 3%.
Net interest income increased $97 million or 2%, due primarily to a higher net interest margin and the positive impact of foreign currency translation, partly offset by the impact of three fewer days in the quarter. The net interest margin increased by eight basis points, driven mainly by lower funding costs from lower interest rates, and higher margins in International Banking
,
partly offset by lower margins in Canadian Banking
.
Non-interest
income declined $389 million or 9%. Adjusted
non-interest
income was down $371 million or 9%. The decrease was due mainly to lower trading revenues, non-trading
foreign exchange fees, banking revenues, and investment gains, as well as the negative impact of foreign currency translation. These were partly offset by higher income from the KeyCorp investment.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Revenues were $18,452 million compared to $16,780 million, an increase of 10%. On an adjusted basis, revenues were $18,470 million compared to $16,780 million, an increase of 10%.
Net interest income was $10,443 million, an increase of $976 million or 10%, due primarily to loan growth, inclusive of the BA conversion, and a higher net interest margin, partly offset by the negative impact of foreign currency translation. The net interest margin was 2.27%, an increase of nine basis points driven mainly by lower funding costs from lower interest rates. This was partly offset by lower margins in Canadian Banking, and increased levels of high quality, lower yielding treasury assets.
Non-interest
income was $8,009 million, up $696 million or 10%. Adjusted
non-interest
income was $8,027 million, up $714 million or 10%. The increase was due primarily to higher wealth management revenues, fees and commissions, trading revenues, higher income from the KeyCorp investment, and higher underwriting and advisory fees. These were partly offset by lower banking revenues due to the BA conversion.
Provision for credit losses
Q2 2025 vs Q2 2024
The provision for credit losses was $1,398 million, compared to $1,007 million, an increase of $391 million. The provision for credit losses ratio increased by 21 basis points to 75 basis points.
The provision for credit losses on performing loans was $346 million, compared to $32 million. The Bank substantially increased its provision for credit losses on performing loans this quarter to reflect the impact of a significant deterioration in the macroeconomic outlook indicators, in the U.S., Canada and Mexico. The increase also reflects the continued uncertainty related to U.S. tariffs, mainly impacting the Canadian retail and commercial portfolios.
The provision for credit losses on impaired loans was $1,052 million compared to $975 million, an increase of $77 million. The provision for credit losses ratio on impaired loans was 57 basis points, an increase of five basis points. The increase in provision this quarter was due primarily to higher impairment in Canadian retail across most products, as well as higher Canadian commercial provisions and one corporate account.
Q2 2025 vs Q1 2025
The provision for credit losses was $1,398 million, compared to $1,162 million. The provision for credit losses ratio increased by 15 basis points to 75 basis points.
Provision for credit losses on performing loans was $346 million, compared to $98 million. The substantial increase in provision this quarter reflects the impact of a significant deterioration in the macroeconomic outlook indicators, in the U.S., Canada and Mexico, and the continued uncertainty related to U.S. tariffs. This led to an increase in provisions, impacting mainly the Canadian retail and commercial portfolios.
The provision for credit losses on impaired loans was $1,052 million compared to $1,064 million, a decrease of $12 million. The provision for credit losses ratio on impaired loans was 57 basis points, an increase of two basis points. The decrease this quarter is due primarily to lower provisions in International retail in most markets and Canadian commercial portfolios. This was partly offset by provisions for one corporate account.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
The provision for credit losses was $2,560 million, compared to $1,969 million. The provision for credit losses ratio increased by 16 basis points to 68 basis points.
Provision for credit losses on performing loans was $444 million, compared to $52 million. The higher provision this year was due primarily to the impact of significant deterioration in the macroeconomic outlook indicators, in the U.S., Canada and Mexico. The increase also reflects the continued uncertainty related to U.S. tariffs, mainly impacting the Canadian retail and commercial portfolios.

Scotiabank Second Quarter Report 2025	19

MANAGEMENT’S DISCUSSION & ANALYSIS

The provision for credit losses on impaired loans was $2,116 million compared to $1,917 million, an increase of $199 million. The provision for credit losses ratio on impaired loans was 56 basis points, an increase of five basis points. The increase in provision this year was due primarily to higher impairment in Canadian retail across most products, as well as higher Canadian commercial provisions and one corporate account.
Non-interest
expenses
Q2 2025 vs Q2 2024
Non-interest
expenses were $5,110 million, up $399 million or 8%. Adjusted non-interest
expenses were $5,067 million, up $374 million or 8%, driven by higher technology and professional fees to support strategic and regulatory initiatives, personnel costs, and performance-based and stock-based compensation.
The productivity ratio was 56.3% compared to 56.4%. The adjusted productivity ratio was 55.7% compared to 56.2%.
Q2 2025 vs Q1 2025
Non-interest
expenses were $5,110 million, down $1,381 million or 21%, due primarily to an impairment loss of $1,362 million recognized in the prior quarter related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted non-interest
expenses were $5,067 million, down $44 million or 1%, driven by seasonally lower share-based compensation, the impact of three fewer days in the quarter, and lower performance-based compensation. This was partly offset by higher professional fees to support strategic and regulatory initiatives, and the negative impact of foreign currency translation.
The productivity ratio was 56.3% compared to 69.3%. The adjusted productivity ratio was 55.7% compared to 54.5%.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Non-interest
expenses were $11,601 million, up $2,151 million or 23%, including the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted non-interest
expenses were $10,178 million, up $764 million or 8%, driven by higher technology and professional fees to support strategic and regulatory initiatives, personnel costs, and performance-based and stock-based compensation, partly offset by lower depreciation and amortization.
The productivity ratio was 62.9% compared to 56.3%. The adjusted productivity ratio was 55.1% compared to 56.1%. Operating leverage was negative 12.8% on a reported basis and positive 2.0% on an adjusted basis.
Taxes
Q2 2025 vs Q2 2024
The effective tax rate was 21.0% compared to 20.4% due primarily to the implementation of the Global Minimum Tax (GMT). On an adjusted basis, the effective rate was 21.3% compared to 20.5% due primarily to the implementation of GMT, lower income in lower tax jurisdictions, partly
offset by favourable adjustments related to prior periods.
Q2 2025 vs Q1 2025
The effective tax rate was 21.0% compared to 42.2% due primarily to the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama in the previous quarter. On an adjusted basis, the effective tax rate was 21.3% compared to 23.8% due primarily to favourable adjustments related to prior periods, and higher inflationary adjustments in Chile this period.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
The effective tax rate was 29.5% compared to 20.0%, due primarily to the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama in Q1 2025 and the implementation of the GMT in the current year. On an adjusted basis, the effective rate was 22.7% compared to 20.0% due primarily to lower income in lower tax jurisdictions and the implementation of GMT, partly offset by favourable adjustments related to prior periods.

20	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank’s other smaller operating segments and corporate adjustments are included in the Other segment.
Segment measurement methodologies
Taxable Equivalent Basis
The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. It also grosses up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases are made to the provision for income taxes; hence, there is no impact on the segment’s net income. Management believes that this basis for measurement provides a uniform comparability of income arising from both taxable and non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. The elimination of the TEB gross-up
is recorded in the Other segment; hence, there is no impact on the consolidated results.
Constant Dollar Basis
International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates thereby eliminating the impact of foreign currency translation. The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.
Other segment
The Other segment includes Group Treasury, investments in certain associated corporations, and smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for balance sheet, liquidity and interest rate risk management, which includes the Bank’s wholesale funding activities.
Funds transfer pricing
Funds transfer pricing (FTP) is the process by which the Bank prices intra-company borrowing or lending between the business segments and the Other segment. Through consideration of interest rate and liquidity risk characteristics of assets, liabilities and off-balance
sheet exposures, this process aims to manage these risks through Group Treasury and enable risk-adjusted management reporting of business segment results. Periodically, the methodology and assumptions used in the FTP process are adjusted to reflect economic conditions and other factors, which may impact the financial results of the business segments.
Changes in business line allocation methodology
Effective the first quarter of 2025, the Bank made voluntary changes to its allocation methodology impacting business segment presentation. The new methodology includes updates related to the Bank’s FTP, head office expense allocations, and allocations between business segments. Prior period results and ratios for each segment have been revised to conform with the current period’s methodology. Further details on the changes are as follows:

1.
FTP methodology was updated, primarily related to the allocation of substantially all liquidity costs to the business lines from the Other segment, reflecting the Bank’s strategic objective to maintain higher liquidity ratios.

2.
Periodically, the Bank updates its allocation methodologies. This includes a comprehensive update to the allocation of head office expenses across countries within International Banking, updates to the allocation of clients and associated revenue, expenses, and balances between International Banking, Global Banking and Markets, and Global Wealth Management to align with the strategy, as well as updates to the allocation of head office expenses and taxes from the Other segment to the business segments.

3.
To be consistent with the reporting of Scotiabank’s recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi’an Co. Ltd.) and Global Wealth Management (Bank of Beijing Scotia Asset Management) which will now be reported in the Other segment.

Scotiabank Second Quarter Report 2025	21

MANAGEMENT’S DISCUSSION & ANALYSIS

Canadian Banking
T9 Canadian Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Reported Results
Net interest income	$2,524	$2,647	$2,482	$5,171	$4,973
Non-interest income (2)	711	765	702	1,476	1,436
Total revenue	3,235	3,412	3,184	6,647	6,409
Provision for credit losses	805	538	428	1,343	806
Non-interest expenses	1,581	1,611	1,520	3,192	3,019
Income before taxes	849	1,263	1,236	2,112	2,584
Income tax expense	236	350	343	586	718
Net income	$613	$913	$893	$1,526	$1,866
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$613	$913	$893	$1,526	$1,866
Other financial data and measures
Return on equity (3)	12.0%	16.7%	17.7%	14.5%	18.5%
Net interest margin (3)	2.27%	2.31%	2.41%	2.29%	2.41%
Provision for credit losses – performing (Stage 1 and 2)	$317	$51	$29	$368	$41
Provision for credit losses – impaired (Stage 3)	$488	$487	$399	$975	$765
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	0.72%	0.47%	0.40%	0.60%	0.37%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	0.44%	0.43%	0.37%	0.43%	0.35%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	0.38%	0.37%	0.33%	0.38%	0.31%
Average assets ($ billions)	$461	$460	$445	$461	$445
Average liabilities ($ billions)	$384	$386	$389	$385	$391
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended April 30, 2025 – $(2) (January 31, 2025 – $24; April 30, 2024 – $(7)) and for the six months ended April 30, 2025 – $22 (April 30 2024 – $(7)).

(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 58 for the description of the measure.
T9A Adjusted Canadian Banking financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Adjusted Results (2)
Net interest income	$2,524	$2,647	$2,482	$5,171	$4,973
Non-interest income	711	765	702	1,476	1,436
Total revenue	3,235	3,412	3,184	6,647	6,409
Provision for credit losses	805	538	428	1,343	806
Non-interest expenses (3)	1,580	1,610	1,519	3,190	3,017
Income before taxes	850	1,264	1,237	2,114	2,586
Income tax expense	237	350	344	587	719
Net income	$613	$914	$893	$1,527	$1,867
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$613	$914	$893	$1,527	$1,867
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2025 – $1 (January 31, 2025 – $1; April 30, 2024 – $1) and for the six months ended April 30, 2025 – $2 (April 30, 2024 – $2).

Net income
Q2 2025 vs Q2 2024
Net income attributable to equity holders was $613 million, compared to $893 million, a decrease of $280 million or 31%. The decrease was due primarily to higher provision for credit losses and non-interest
expenses, partly offset by higher revenues.
Q2 2025 vs Q1 2025
Net income attributable to equity holders decreased $300 million or 33%. The decline was due primarily to higher provision for credit losses on performing loans and lower revenues, partly offset by lower non-interest
expenses.

22	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Net income attributable to equity holders was $1,526 million, compared to $1,866 million, a decrease of $340 million or 18%. Adjusted net income attributable to equity holders was $1,527 million, a decrease of $340 million or 18%. The decrease was due primarily to higher provision for credit losses and non-interest
expenses, partly offset by higher revenues.
Average assets
Q2 2025 vs Q2 2024
Average assets increased $16 billion to $461 billion. The growth included $15 billion or 6% in residential mortgages and $1 billion or 1% in business loans.
Q2 2025 vs Q1 2025
Average assets increased $1 billion. The growth included $4 billion or 1% in residential mortgages, partly offset by a decline of $1 billion or 1% in business loans, and $1 billion or 1% in personal loans.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Average assets increased $16 billion to $461 billion. The growth included $13 billion or 5% in residential mortgages, $2 billion or 2% in business loans, and $1 billion or 6% in credit cards.
Average liabilities
Q2 2025 vs Q2 2024
Average liabilities decreased $5 billion to $384 billion. The decrease was due primarily to a reduction of $22 billion in bankers’ acceptances liabilities due to the BA conversion, partly offset by growth of $10 billion or 8% in non-personal
deposits primarily in demand accounts and $7 billion or 3% in personal deposits, in both demand and term products.
Q2 2025 vs Q1 2025
Average liabilities of $384 billion decreased $2 billion, due primarily to a decline in non-personal
deposits, mostly in demand products.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Average liabilities decreased $6 billion to $385 billion. The decrease was due primarily to a reduction of $26 billion in bankers’ acceptances liabilities due to the BA conversion, partly offset by growth of $11 billion or 9% in non-personal
deposits primarily in demand accounts and $8 billion or 4% in personal deposits, mostly in term products.
Total revenue
Q2 2025 vs Q2 2024
Revenues were $3,235 million, an increase of $51 million or 2%.
Net interest income of $2,524 million increased $42 million or 2% due primarily to solid asset and deposit growth, and the benefit of the BA conversion, partly offset by lower net interest margin. The net interest margin declined 14 basis points to 2.27% due primarily to deposit margins declining 16 basis points reflecting the impact of Bank of Canada’s recent rate cuts, partly offset by an increase in asset margins of two basis points.
Non-interest
income of $711 million increased $9 million or 1% due primarily to higher insurance income and mutual fund distribution fees, partly offset by lower banking fees, including the impact of the BA conversion.
Q2 2025 vs Q1 2025
Revenues decreased $177 million or 5%.
Net interest income decreased $123 million or 5% due primarily to three fewer days in the quarter, and lower net interest margin. The net interest margin declined four basis points to 2.27% due to a decline in deposit margins of three basis points, reflecting the impact of Bank of Canada’s recent rate cuts, and a decrease in asset margins of one basis point.
Non-interest
income decreased $54 million or 7% due primarily to elevated private equity gains in the prior period, and lower foreign exchange fees, mutual fund distribution fees, and insurance income.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Revenues were $6,647 million, an increase of $238 million or 4%.
Net interest income of $5,171 million increased $198 million or 4% due primarily to solid asset and deposit growth, and the benefit of the BA conversion, partly offset by lower net interest margin. The net interest margin declined 12 basis points to 2.29% due primarily to deposit margins declining 16 basis points reflecting the impact of Bank of Canada’s recent rate cuts, partly offset by an increase in asset margins of six basis points.
Non-interest
income of $1,476 million increased $40 million or 3% due primarily to elevated private equity gains, higher insurance income and mutual fund distribution fees, partly offset by lower banking fees, including the impact of the BA conversion.

Scotiabank Second Quarter Report 2025	23

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Q2 2025 vs Q2 2024
The provision for credit losses was $805 million, compared to $428 million, an increase of $377 million. The provision for credit losses ratio increased 32 basis points to 72 basis points.
The provision for credit losses on performing loans was $317 million, compared to $29 million. The provision for credit losses on performing loans substantially increased this quarter to reflect the impact of a significant deterioration in the macroeconomic outlook indicators, in the U.S
.,
Canada and Mexico. The increase also reflects the continued uncertainty related to U.S. tariffs, impacting the Canadian retail and commercial portfolios.
Provision for credit losses on impaired loans was $488 million, compared to $399 million, an increase of $89 million. The provision for credit losses ratio on impaired loans was 44 basis points, an increase of seven basis points. The provision this quarter was due primarily to higher retail provisions, mainly in unsecured revolving products, and commercial portfolios.
Q2 2025 vs Q1 2025
The provision for credit losses was $805 million, compared to $538 million, an increase of $267 million. The provision for credit losses ratio increased 25 basis points to 72 basis points.
The provision for credit losses on performing loans was $317 million, compared to $51 million. The substantial increase in provision this quarter reflects the impact of a significant deterioration in the macroeconomic outlook indicators, in the U.S
.,
Canada and Mexico and the continued uncertainty related to U.S. tariffs. This led to an increase in provisions, impacting the Canadian retail and commercial portfolios.
Provision for credit losses on impaired loans was $488 million, compared to $487 million, an increase of $1 million. The provision for credit losses ratio on impaired loans was 44 basis points, an increase of one basis point. The provision this quarter was due primarily to higher retail provisions across all products, mostly offset by commercial portfolios.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
The provision for credit losses was $1,343 million, an increase of $537 million. The provision for credit losses ratio was 60 basis points, an increase of 23 basis points.
Provision for credit losses on performing loans was $368 million, compared to $41 million, an increase of $327 million. The higher provision this year was due primarily to the impact of a significant deterioration in the macroeconomic outlook, in the U.S., Canada and Mexico. The increase also reflects the continued uncertainty related to U.S. tariffs, impacting the Canadian retail and commercial portfolios.
Provision for credit losses on impaired loans was $975 million compared to $765 million, an increase of $210 million, due primarily to higher provisions in retail across most products, and commercial portfolios. The provision for credit losses ratio on impaired loans was 43 basis points, an increase of eight basis points.
Non-interest
expenses
Q2 2025 vs Q2 2024
Non-interest
expenses were $1,581 million, an increase of $61 million or 4%, due primarily to higher technology costs related to new systems and infrastructure implemented, increased project spend supporting key strategic and regulatory initiatives, together with general inflationary increases across other expense categories.
Q2 2025 vs Q1 2025
Non-interest
expenses decreased $30 million or 2%, due primarily to three fewer days in the quarter.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Non-interest
expenses were $3,192 million, an increase of $173 million or 6%, due primarily to higher technology costs related to new systems and infrastructure implemented, increased project spend supporting key strategic and regulatory initiatives, together with general inflationary increases across other expense categories.
Taxes
The effective tax rate was 27.8%, in line with the prior year, and compared to 27.7% in the prior quarter.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
The effective tax rate was 27.8%, in line with prior year.

24	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking
T10 International Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Reported Results
Net interest income	$2,179	$2,169	$2,254	$4,348	$4,494
Non-interest income (2)	780	861	706	1,641	1,540
Total revenue	2,959	3,030	2,960	5,989	6,034
Provision for credit losses	550	602	566	1,152	1,140
Non-interest expenses	1,523	1,553	1,547	3,076	3,129
Income before taxes	886	875	847	1,761	1,765
Income tax expense	172	189	184	361	367
Net income	$714	$686	$663	$1,400	$1,398
Net income attributable to non-controlling interests in subsidiaries	$38	$35	$24	$73	$46
Net income attributable to equity holders of the Bank	$676	$651	$639	$1,327	$1,352
Other financial data and measures
Return on equity (3)	15.3%	14.2%	13.6%	14.8%	14.0%
Net interest margin (3)	4.50%	4.40%	4.46%	4.45%	4.40%
Provision for credit losses – performing (Stage 1 and 2)	$27	$27	$(1)	$54	$(4)
Provision for credit losses – impaired (Stage 3)	$523	$575	$567	$1,098	$1,144
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	1.37%	1.46%	1.38%	1.42%	1.36%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	1.31%	1.39%	1.38%	1.35%	1.37%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	1.19%	1.27%	1.30%	1.23%	1.22%
Average assets ($ billions)	$229	$229	$234	$229	$235
Average liabilities ($ billions)	$177	$174	$182	$176	$182
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended April 30, 2025 – $38 (January 31, 2025 – $35; April 30, 2024 – $24) and for the six months ended April 30, 2025 – $73 (April 30, 2024 – $58). This income from associated corporations includes a tax normalization adjustment for the three months ended April 30, 2025 – $9 (January 31, 2025 – $8; April 30, 2024 – $4) and for the six months ended April 30, 2025 – $17 (April 30, 2024 – $11).

(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 58 for the description of the measure.
T10A Adjusted International Banking financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Adjusted Results (2)
Net interest income	$2,179	$2,169	$2,254	$4,348	$4,494
Non-interest income	780	861	706	1,641	1,540
Total revenue	2,959	3,030	2,960	5,989	6,034
Provision for credit losses	550	602	566	1,152	1,140
Non-interest expenses (3)	1,516	1,545	1,539	3,061	3,113
Income before taxes	893	883	855	1,776	1,781
Income tax expense	174	191	186	365	371
Net income	$719	$692	$669	$1,411	$1,410
Net income attributable to non-controlling interests in subsidiaries	$38	$35	$24	$73	$46
Net income attributable to equity holders of the Bank	$681	$657	$645	$1,338	$1,364
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2025 – $7 (January 31, 2025 – $8; April 30, 2024 – $8) and for the six months ended April 30, 2025 – $15 (April 30, 2024 – $16).

Net income
Q2 2025 vs Q2 2024
Net income attributable to equity holders increased $37 million or 6% to $676 million. Adjusted net income attributable to equity holders increased $36 million or 6% to $681 million. The increase was driven by higher non-interest
income, lower
non-interest
expenses, provision for credit losses, income taxes, and the positive impact of foreign currency translation. This was partly offset by lower net interest income.

Scotiabank Second Quarter Report 2025	25

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2025 vs Q1 2025
Net income attributable to equity holders increased $25 million or 4%. Adjusted net income attributable to equity holders increased $24 million or 4%. The increase was driven by lower provision for credit losses, non-interest
expenses and income taxes, as well as higher net interest income and the positive impact of foreign currency translation. This was partly offset by lower non-interest
income.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Net income attributable to equity holders was $1,327 million, a decrease of 2% from $1,352 million. Adjusted net income attributable to equity holders was $1,338 million, a decrease of $26 million or 2%. The decrease was driven by lower net interest income, higher provision for credit losses and the negative impact of foreign currency translation. This was partly offset by higher non-interest
income, lower
non-interest
expenses, and lower income taxes.
Financial Performance on a Constant Dollar Basis
The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.
T11 International Banking financial performance on reported and constant dollar basis

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Constant dollars – Reported (2)
Net interest income	$2,179	$2,203	$2,260	$4,348	$4,443
Non-interest income (3)	780	876	694	1,641	1,511
Total revenue	2,959	3,079	2,954	5,989	5,954
Provision for credit losses	550	616	574	1,152	1,132
Non-interest expenses	1,523	1,575	1,524	3,076	3,059
Income before taxes	886	888	856	1,761	1,763
Income tax expense	172	191	183	361	363
Net income	$714	$697	$673	$1,400	$1,400
Net income attributable to non-controlling interests in subsidiaries	$38	$35	$26	$73	$50
Net income attributable to equity holders of the Bank	$676	$662	$647	$1,327	$1,350
Other financial data and measures
Average assets ($ billions)	$229	$232	$236	$229	$234
Average liabilities ($ billions)	$177	$177	$182	$176	$180
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Constant Dollar reconciliation on page 10.
(3)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended April 30, 2025 – $38 (January 31, 2025 – $35; April 30, 2024 – $24) and for the six months ended April 30, 2025 – $73 (April 30, 2024 – $60).

T11A International Banking financial performance on adjusted and constant dollar basis

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Constant dollars – Adjusted (2)
Net interest income	$2,179	$2,203	$2,260	$4,348	$4,443
Non-interest income	780	876	694	1,641	1,511
Total revenue	2,959	3,079	2,954	5,989	5,954
Provision for credit losses	550	616	574	1,152	1,132
Non-interest expenses	1,516	1,567	1,516	3,061	3,043
Income before taxes	893	896	864	1,776	1,779
Income tax expense	174	193	185	365	368
Net income	$719	$703	$679	$1,411	$1,411
Net income attributable to non-controlling interests in subsidiaries	$38	$35	$26	$73	$50
Net income attributable to equity holders of the Bank	$681	$668	$653	$1,338	$1,361
Other financial data and measures
Average assets ($ billions)	$229	$232	$236	$229	$234
Average liabilities ($ billions)	$177	$177	$182	$176	$180
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Constant Dollar reconciliation on page 10.

26	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q2 2025 vs Q2 2024
Net income attributable to equity holders was $676 million, up $29 million or 5%. Adjusted net income attributable to equity holders was $681 million, up $28 million or 4%. The increase was driven by higher non-interest
income, lower provision for credit losses and lower income taxes. This was partly offset by lower net interest income.
Q2 2025 vs Q1 2025
Net income attributable to equity holders was $676 million, up $14 million or 2%. Adjusted net income attributable to equity holders was $681 million, up $13 million or 2%. The increase was driven by lower provision for credit losses, non-interest
expenses and income taxes. This was partly offset by lower
non-interest
income and net interest income, due mainly to three fewer days in the quarter.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Net income attributable to equity holders was $1,327 million, a decrease of 2% from $1,350 million. Adjusted net income attributable to equity holders was $1,338 million, a decrease of $23 million or 2%. The decrease was driven by lower net interest income and higher provision for credit losses and non-interest
expenses. This was partly offset by higher
non-interest
income and lower income taxes.
Average assets
Q2 2025 vs Q2 2024
Average assets were $229 billion, a reduction of $7 billion or 3%. Total loans decreased by 3%, primarily in Brazil and Mexico. The decrease was driven by an 8% reduction in business loans, partly offset by an increase of 3% in retail loans.
Q2 2025 vs Q1 2025
Average assets were $229 billion, down $3 billion or 1%. Total loans decreased by 1%, primarily in Mexico and Brazil. The decrease was due to a reduction of 2% in business loans.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Average assets were $229 billion, down $5 billion or 2%. Total loans decreased by 3%, primarily in Mexico and Brazil. The decrease included an 8% reduction in business loans, in line with the Bank’s capital deployment strategy. This was partly offset by an increase of 3% in retail loans.
Average liabilities
Q2 2025 vs Q2 2024
Average liabilities were $177 billion, a reduction of $5 billion or 2%. Total deposits declined by $3 billion or 2%, primarily in Mexico and Brazil, partly offset by growth in Peru. The decrease included a 3% decline in non-personal
deposits offset by a 1% increase in personal deposits. Other liabilities declined $2 billion.
Q2 2025 vs Q1 2025
Average liabilities were $177 billion, in line with the prior quarter. Total deposits increased by 2% primarily in Chile, Mexico and Peru.
Non-personal
deposits increased by 3%. Term deposits decreased by 3%. The increase was largely offset by a decrease in other liabilities.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Average liabilities were $176 billion, a decrease of $4 billion or 2%. Total deposits decreased by 1% primarily in Brazil and Mexico.
Non-personal
deposits decreased by 2% and personal deposits increased by 1%. Term deposits decreased by 9% and non-term
deposits increased by 6%. Other liabilities declined $2 billion.
Total revenue
Q2 2025 vs Q2 2024
Revenues were $2,959 million compared to $2,954 million, an increase of $5 million.
Net interest income was $2,179 million, a decrease of $81 million or 4%, driven by lower business loan volumes in Brazil and Mexico. Net interest margin increased by four basis points to 4.50%, mainly in Chile and Mexico, driven by changes in business mix.
Non-interest
income was $780 million, an increase of $86 million or 12%, driven mainly by higher trading revenues in Chile, Peru and Mexico.
Q2 2025 vs Q1 2025
Revenues were $2,959 million compared to $3,079 million, a decrease of $120 million or 4%.
Net interest income decreased by $24 million, driven mainly by three fewer days in the quarter. Net interest margin increased by 10 basis points to 4.50%, driven by lower funding costs due to declines in central bank rates.
Non-interest
income decreased by $96 million or 11%, driven mainly by lower trading revenues in Brazil, banking fees in Mexico and investment gains in Peru.

Scotiabank Second Quarter Report 2025	27

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Revenues were $5,989 million, an increase of $35 million or 1%.
Net interest income decreased by $95 million or 2%, driven by lower business loan volumes in Brazil and Mexico. Net interest margin increased by five basis points to 4.45%, driven by lower cost of funds due to declines in central bank rates.
Non-interest
income increased by $130 million or 9% due mainly to higher trading revenues in Chile, Brazil and Mexico.
Provision for credit losses
Q2 2025 vs Q2 2024
The provision for credit losses was $550 million compared to $
5
74 million, a decrease of $24 million. The provision for credit losses ratio was 137 basis points, a decrease of one basis point.
Provision for credit losses on performing loans was $27 million, compared to $2 million. The provision this period was driven by the continued unfavourable macroeconomic outlook and credit migration, which mainly impacted the commercial portfolio.
Provision for credit losses on impaired loans was $523 million, compared to $572 million, a decrease of $49 million, due primarily to lower retail provisions mainly in Colombia and Peru, due in part to the CrediScotia divestiture. The provision for credit losses ratio on impaired loans was 131 basis points, a decrease of seven basis points.
Q2 2025 vs Q1 2025
The provision for credit losses was $550 million, compared to $
6
16 million, a decrease of $66 million. The provision for credit losses ratio was 137 basis points, a decrease of nine basis points.
Provision for credit losses on performing loans was $27 million, a decrease of $2 million. The provision this period was driven by the continued unfavourable macroeconomic outlook and credit migration, which mainly impacted the commercial portfolio.
Provision for credit losses on impaired loans was $523 million, compared to $588 million, a decrease of $65 million driven by lower retail provisions mainly in Colombia and Peru, due in part to the CrediScotia divestiture. The provision for credit losses ratio on impaired loans decreased eight basis points to 131 basis points.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
The provision for credit losses was $1,152 million, an increase of $20 million. The provision for credit losses ratio was 142 basis points, an increase of six basis points.
Provision for credit losses on performing loans was $54 million, compared to a net reversal of $3 million. The provision this period was driven by the continued unfavourable macroeconomic outlook and credit migration, which mainly impacted the commercial portfolio.
Provision for credit losses on impaired loans was $1,098 million, compared to $1,134 million, a decrease of $36 million. This was due primarily to a decrease in retail provisions driven by lower formations mainly in Colombia and Peru, due in part to the CrediScotia divestiture. The provision for credit losses ratio on impaired loans was 135 basis points, a decrease of two basis points.
Non-interest
expenses
Q2 2025 vs Q2 2024
Non-interest
expenses were $1,523 million, a decrease of $1 million. Adjusted non-interest
expenses were $1,516 million, in line with prior year. Higher technology costs and salaries and employee benefits were more than offset by lower depreciation and amortization, mainly in Colombia.
Q2 2025 vs Q1 2025
Non-interest
expenses were $1,523 million, compared to $1,575 million, a decrease of $52 million or 3%. Adjusted non-interest
expenses decreased $51 million or 3% from $1,567 million, driven by lower depreciation and amortization and the seasonality of expenses in Jamaica last quarter.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Non-interest
expenses were $3,076 million, an increase of $17 million or 1%. On an adjusted basis, non-interest
expenses were $3,061 million, an increase of $18 million or 1%, driven mainly by higher technology costs and salaries and employee benefits. This was mostly offset by lower depreciation and amortization, mainly in Colombia. The business continues to see the benefits of efficiency initiatives, despite an inflationary environment.
Taxes
Q2 2025 vs Q2 2024
The effective tax rate was 19.4%, compared to 21.7%. On an adjusted basis, the effective tax rate was 19.5%, compared to 21.8%. The decrease was due primarily to favourable adjustments related to prior periods and higher inflationary adjustments, partly offset by the impact of the GMT.
Q2 2025 vs Q1 2025
The effective tax rate was 19.4%, compared to 21.6%. On an adjusted basis, the effective tax rate was 19.5%, compared to 21.7%. The decrease was due primarily to higher inflationary adjustments in Chile this quarter and favourable adjustments related to prior periods, partly offset by a higher tax benefit in Brazil in the prior quarter.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
The effective tax rate was 20.5% compared to 20.8%. On an adjusted basis, the effective tax rate was 20.6% compared to 20.8%, due primarily to favourable adjustments related to prior periods, mostly offset by lower inflationary adjustments, as well as the impact of the GMT.

28	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Wealth Management

T12 Global Wealth Management financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Reported Results
Net interest income	$246	$232	$188	$478	$373
Non-interest income	1,295	1,347	1,183	2,642	2,322
Total revenue	1,541	1,579	1,371	3,120	2,695
Provision for credit losses	2	4	7	6	12
Non-interest expenses	997	1,022	906	2,019	1,780
Income before taxes	542	553	458	1,095	903
Income tax expense	141	144	115	285	227
Net income	$401	$409	$343	$810	$676
Net income attributable to non-controlling interests in subsidiaries	$2	$2	$2	$4	$5
Net income attributable to equity holders of the Bank	$399	$407	$341	$806	$671
Other financial data and measures
Return on equity (2)	15.8%	15.8%	13.6%	15.8%	13.2%
Assets under administration ($ billions) (3)	$710	$738	$669	$710	$669
Assets under management ($ billions) (3)	$380	$396	$349	$380	$349
Average assets ($ billions)	$38	$37	$35	$38	$35
Average liabilities ($ billions)	$47	$43	$42	$45	$41
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Non-GAAP Measures starting on page 5.
(3)	Refer to Glossary on page 58 for the description of the measure.
T12A Adjusted Global Wealth Management financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Adjusted Results (2)
Net interest income	$246	$232	$188	$478	$373
Non-interest income	1,295	1,347	1,183	2,642	2,322
Total revenue	1,541	1,579	1,371	3,120	2,695
Provision for credit losses	2	4	7	6	12
Non-interest expenses (3)	988	1,013	897	2,001	1,762
Income before taxes	551	562	467	1,113	921
Income tax expense	144	146	117	290	232
Net income	$407	$416	$350	$823	$689
Net income attributable to non-controlling interests in subsidiaries	$2	$2	$2	$4	$5
Net income attributable to equity holders of the Bank	$405	$414	$348	$819	$684
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2025 – $9 (January 31, 2025 – $9; April 30, 2024 – $9) and for the six months ended April 30, 2025 – $18 (April 30, 2024 – $18).

Net income
Q2 2025 vs Q2 2024
Net income attributable to equity holders was $399 million, an increase of $58 million or 17%. Adjusted net income attributable to equity holders was $405 million, up $57 million or 17%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher volume-related non-interest expenses.
Q2 2025 vs Q1 2025
Net income attributable to equity holders decreased $8 million or 2%. Adjusted net income attributable to equity holders decreased $9 million or 2%, due primarily to lower mutual fund fees and brokerage revenues, partly offset by lower non-interest
expenses and higher net interest income.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Net income attributable to equity holders was $806 million, an increase of $135 million or 20%. Adjusted net income attributable to equity holders was $819 million, up $135 million or 20%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher non-interest
expenses due largely to volume-related expenses.

Scotiabank Second Quarter Report 2025	29

MANAGEMENT’S DISCUSSION & ANALYSIS

Assets under management (AUM) and assets under administration (AUA)
Q2 2025 vs Q2 2024
Assets under management of $380 billion increased $31 billion or 9% driven primarily by market appreciation and higher net sales. Assets under administration of $710 billion increased $41 billion or 6% due primarily to market appreciation and higher net sales, partly offset by the unfavourable impact of foreign exchange.
Q2 2025 vs Q1 2025
Assets under management decreased $16 billion or 4% due primarily to market depreciation, partly offset by higher net sales. Assets under administration decreased $28 billion or 4% due primarily to market depreciation, offset by higher net sales.
Total revenue
Q2 2025 vs Q2 2024
Revenues were $1,541 million, an increase of $170 million or 12%. The increase was due primarily to higher mutual fund fees driven by growth in assets under management. The increase was also due to higher brokerage revenues, investment management fees and net interest income, driven by loan and deposit growth and improved margins.
Q2 2025 vs Q1 2025
Revenues decreased $38 million or 2%, due primarily to lower mutual fund fees and brokerage revenues and the impact of three fewer days this quarter, partly offset by higher net interest income driven by loan and deposit growth.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Revenues were $3,120 million, an increase of $425 million or 16%. The increase was due primarily to higher mutual fund fees driven by growth in assets under management. The increase was also due to higher brokerage revenues, investment management fees and net interest income, driven by loan and deposit growth and improved margins.
Provision for credit losses
Q2 2025 vs Q2 2024
The provision for credit losses was $2 million, a decrease of $5 million from prior year. The provision for credit losses ratio was three basis points, a decrease of eight basis points.
Q2 2025 vs Q1 2025
The provision for credit losses was $2 million, a decrease of $2 million from the prior quarter. The provision for credit losses ratio was three basis points, a decrease of three basis points.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
The provision for credit losses was $6 million, compared to $12 million. The provision for credit losses ratio was five basis points.
Non-interest
expenses
Q2 2025 vs Q2 2024
Non-interest
expenses of $997 million increased by $91 million or 10%, due primarily to higher volume-related expenses, technology costs, and salesforce expansion to support business growth.
Q2 2025 vs Q1 2025
Non-interest
expenses decreased by $25 million or 2%, driven largely by lower volume-related expenses and the impact of three fewer days this quarter.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Non-interest
expenses increased by $239 million or 13%, driven largely by higher volume-related expenses, technology costs, and salesforce expansion to support business growth.
Taxes
Q2 2025 vs Q2 2024
The effective tax rate was 26.0% compared to 25.1% due to the implementation of the GMT in certain jurisdictions.
Q2 2025 vs Q1 2025
The effective tax rate was 26.0% in line with the prior quarter.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
The effective tax rate was 26.0% compared to 25.2% due to the GMT implementation in certain jurisdictions.

30	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets
T13 Global Banking and Markets financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Reported Results
Net interest income (2)	$368	$319	$248	$687	$518
Non-interest income (2)	1,090	1,275	984	2,365	2,007
Total revenue	1,458	1,594	1,232	3,052	2,525
Provision for credit losses	40	18	5	58	10
Non-interest expenses	878	891	761	1,769	1,542
Income before taxes	540	685	466	1,225	973
Income tax expense	128	168	91	296	210
Net income	$412	$517	$375	$929	$763
Net income attributable to non-controlling interest in subsidiaries	$(1)	$–	$–	$(1)	$–
Net income attributable to equity holders of the Bank	$413	$517	$375	$930	$763
Other financial data and measures
Return on equity (3)	11.3%	13.3%	10.2%	12.4%	10.0%
Provision for credit losses – performing (Stage 1 and 2)	$(1)	$18	$4	$17	$14
Provision for credit losses – impaired (Stage 3)	$41	$–	$1	$41	$(4)
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	0.14%	0.06%	0.02%	0.10%	0.02%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	0.15%	–%	–%	0.07%	(0.01)%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	0.13%	–%	–%	0.06%	(0.01)%
Average assets ($ billions)	$502	$511	$494	$506	$500
Average liabilities ($ billions)	$516	$511	$470	$513	$473
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)
Includes the
gross-up
of
tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income for the three months ended April 30, 2025 – nil (January 31, 2025 – nil; April 30, 2024 – $4) and for the six months ended April 30, 2025 – nil (April 30, 2024 – $45).

(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 58 for the description of the measure.
Net income
Q2 2025 vs Q2 2024
Net income attributable to equity holders was $413 million compared to $375 million, an increase of $38 million or 10%. The increase was driven primarily by higher net interest income and non-interest
income, partly offset by higher
non-interest
expenses, provision for credit losses and provision for income taxes.
Q2 2025 vs Q1 2025
Net income attributable to equity holders was $413 million compared to $517 million, a decrease of $104 million or 20%. The decrease was primarily driven by lower non-interest
income and higher provision for credit losses, partly offset by higher net interest income and lower provision for income taxes.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Net income attributable to equity holders was $930 million compared to $763 million, an increase of $167 million or 22%. The increase was primarily driven by higher net interest income and non-interest
income, partly offset by higher
non-interest
expenses, provision for credit losses and provision for income taxes.
Average assets
Q2 2025 vs Q2 2024
Average assets of $502 billion increased $8 billion or 2% due mainly to higher securities purchased under resale agreements and trading securities, and the impact of foreign currency translation, partly offset by lower loans and acceptances of $19 billion or 16%.
Q2 2025 vs Q1 2025
Average assets of $502 billion decreased $9 billion or 2% due mainly to lower loans of $7 billion or 7% and lower trading securities, partly offset by higher securities purchased under resale agreements.

Scotiabank Second Quarter Report 2025	31

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2025 vs Year-to-date Q2 2024
Average assets of $506 billion increased $6 billion or 1% due mainly to higher securities purchased under resale agreements and trading securities, and the impact of foreign currency translation, partly offset by lower loans and acceptances of $19 billion or 16%.
Average liabilities
Q2 2025 vs Q2 2024
Average liabilities of $516 billion increased $46 billion or 10% due mainly to higher securities sold under repurchase agreements, higher deposit volumes of $6 billion or 4%, and the impact of foreign currency translation.
Q2 2025 vs Q1 2025
Average liabilities of $516 billion increased $5 billion or 1% due mainly to higher securities sold under repurchase agreements and obligations related to securities sold short, partly offset by lower deposit volumes of $2 billion or 1%.
Year-to-date Q2 2025 vs Year-to-date Q2 2024
Average liabilities of $513 billion increased $40 billion or 8% due mainly to higher securities sold under repurchase agreements and higher deposit volumes of $6 billion or 3%.
Total revenue
Q2 2025 vs Q2 2024
Revenues were $1,458 million, up $226 million or 18%.
Net interest income of $368 million increased by $120 million or 49%. This was due mainly to higher corporate lending margins, lower trading-related funding costs and the positive impact of foreign currency translation.
Non-interest
income of $1,090 million increased $106 million or 11% due mainly to higher underwriting and advisory fees, higher trading-related revenue from fixed income, equities and foreign exchange, and the positive impact of foreign currency translation.
Q2 2025 vs Q1 2025
Revenues decreased $136 million or 9%.
Net interest income of $368 million increased by $49 million or 16%. This was due mainly to higher corporate lending margins and lower trading-related funding costs, partly offset by the impact of three fewer days this quarter.
Non-interest
income of $1,090 million decreased $185 million or 15% due mainly to lower trading-related revenue from equities and fixed income, partly offset by higher underwriting and advisory fees.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Revenues were $3,052 million, up $527 million or 21%.
Net interest income of $687 million increased by $169 million or 33%. This was due mainly to higher corporate lending margins, lower trading-related funding costs and the positive impact of foreign currency translation.
Non-interest
income of $2,365 million increased $358 million or 18% due mainly to higher trading-related revenue from fixed income, equities and foreign exchange, higher underwriting and advisory fees and the positive impact of foreign currency translation.
Provision for credit losses
Q2 2025 vs Q2 2024
The provision for credit losses was $40 million compared to $5 million. The provision for credit losses ratio was 14 basis points, an increase of 12 basis points.
Provision for credit losses on performing loans was a net reversal of $1 million, compared to a provision of $4 million. The provision this period was driven by improved credit quality, partly offset by the continued unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $41 million, compared to $1 million in the prior period. The provision for credit losses ratio on impaired loans was 15 basis points, an increase of 15 basis points compared to prior period. The provision this quarter was related mostly to one corporate account.
Q2 2025 vs Q1 2025
The provision for credit losses was $40 million, compared to a provision of $18 million in the prior quarter. The provision for credit losses ratio was 14 basis points, an increase of eight basis points.
Provision for credit losses on performing loans was a net reversal of $1 million
,
compared to a provision of $18 million. The provision this period was driven by improved credit quality, partly offset by the continued unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $41 million, compared to nil in last quarter. The provision for credit losses ratio on impaired loans was 15 basis points, an increase of 15 basis points. The provision this quarter was related mostly to one corporate account.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
The provision for credit losses was $58 million, an increase of $48 million. The provision for credit losses ratio was ten basis points, an increase of eight basis points.

32	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses on performing loans was $17 million, compared to a provision of $14 million. The provision this period was driven primarily by the continued unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $41 million, compared to a net reversal $4 million, and was related mostly to one corporate account. The provision for credit losses ratio on impaired loans was seven basis points, an increase of eight basis points.
Non-interest
expenses
Q2 2025 vs Q2 2024
Non-interest
expenses were $878 million compared to $761 million, an increase of 15% due mainly to higher personnel costs including performance-based compensation, higher technology costs to support business growth, and the negative impact of foreign currency translation.
Q2 2025 vs Q1 2025
Non-interest
expenses were $878 million compared to $891 million, a decrease of 1% due mainly to seasonality of share-based compensation which is higher in the first quarter and the impact of three fewer days this quarter, partly offset by higher technology costs to support business growth.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Non-interest
expenses of $1,769 million increased $227 million or 15%, due mainly to higher personnel costs including performance-based compensation, higher technology costs to support business growth, and the negative impact of foreign currency translation.
Taxes
The effective tax rate for the quarter was 23.6% compared to 19.6% in the prior year and 24.5% in the prior quarter, due mainly to the change in earnings mix across jurisdictions.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
The effective tax rate was 24.1% compared to 21.6%, due mainly to the change in earnings mix across jurisdictions.
Other
(1)
T14 Other financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2025	January 31 2025	April 30 2024 (2)	April 30 2025	April 30 2024 (2)
Reported Results
Net interest income (3)	$(47)	$(194)	$(478)	$(241)	$(891)
Non-interest income (3)(4)	(66)	(49)	78	(115)	8
Total revenue	(113)	(243)	(400)	(356)	(883)
Provision for credit losses	1	–	1	1	1
Non-interest expenses	131	1,414	(23)	1,545	(20)
Income before taxes	(245)	(1,657)	(378)	(1,902)	(864)
Income tax expense/(benefit) (3)	(137)	(125)	(196)	(262)	(452)
Net income (loss)	$(108)	$(1,532)	$(182)	$(1,640)	$(412)
Net income (loss) attributable to non-controlling interests in subsidiaries	$17	$(191)	$–	$(174)	$–
Net income (loss) attributable to equity holders	$(125)	$(1,341)	$(182)	$(1,466)	$(412)
Other measures
Average assets ($ billions)	$238	$224	$203	$230	$202
Average liabilities ($ billions)	$258	$262	$247	$260	$251
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(3)
Includes the elimination of the
gross-up
of
tax-exempt
income earned on certain securities reported in net interest income, non-interest
income and provision for income taxes for the three months ended April 30, 2025 – nil (January 31, 2025 – nil; April 30, 2024 – $4) and for the six months ended April 30, 2025 – nil (April 30, 2024 – $47) to arrive at the amounts reported in the Consolidated Statement of Income.

(4)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended April 30, 2025 – $123 (January 31, 2025 – $54; April 30, 2024 – $40) and for the six months ended April 30, 2025 – $177 (April 30, 2024 – $52).
Non-interest
income and the provision for income taxes in each period include the elimination of the tax normalization adjustments related to the gross-up
of income from associated companies in the business segments.

Scotiabank Second Quarter Report 2025	33

MANAGEMENT’S DISCUSSION & ANALYSIS

T14A Adjusted Other financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2025	January 31 2025	April 30 2024 (1)	April 30 2025	April 30 2024 (1)
Adjusted Results (2)
Net interest income	$(47)	$(194)	$(478)	$(241)	$(891)
Non-interest income (3)	(48)	(49)	78	(97)	8
Total revenue	(95)	(243)	(400)	(338)	(883)
Provision for credit losses	1	–	1	1	1
Non-interest expenses (4)	105	52	(23)	157	(20)
Income before taxes	(201)	(295)	(378)	(496)	(864)
Income tax expense/(benefit)	(122)	(118)	(196)	(240)	(452)
Net income (loss)	$(79)	$(177)	$(182)	$(256)	$(412)
Net income (loss) attributable to non-controlling interests in subsidiaries	$1	$–	$–	$1	$–
Net income (loss) attributable to equity holders	$(80)	$(177)	$(182)	$(257)	$(412)
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Adjusted for amortization of intangibles for the three and six months ended April 30, 2025 – $9 and for the net (gain)/loss on divestitures and wind down of operations for the three and six months ended April 30, 2025 – $9.

(4)
Adjusted for net (gain)/loss on divestitures and wind down of operations for the three months ended April 30, 2025 – $26 (January 31, 2025 – $1,362; April 30, 2024 – nil) and for the six months ended April 30, 2025 – $1,388 (April 30, 2024 – nil).

The Other segment includes Group Treasury, investments in certain associated corporations, and smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.
Net interest income,
non-interest
income, and the provision for income taxes in each period include the elimination of tax-exempt
income
gross-up.
This amount is included in the operating segments, which are reported on a taxable equivalent basis.
Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
Q2 2025 vs Q2 2024
Net loss attributable to equity holders was $125 million, compared to a net loss of $182 million in the prior year. The adjusted net loss attributable to equity holders was $80 million compared to an adjusted net loss of $182 million in the prior year. The lower loss of $102 million was due to higher revenues, partly offset by higher expenses. The higher revenues were driven mainly by higher net interest income related to lower funding costs from lower interest rates, and higher revenue from the KeyCorp investment. The increase in expenses was driven primarily by higher technology costs.
Q2 2025 vs Q1 2025
Net loss attributable to equity holders improved $1,216 million from the prior quarter, which included an impairment loss of $1,164 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama in the prior quarter. The adjusted net loss attributable to equity holders improved $97 million from the prior quarter. The lower loss was due to higher revenues, which were partly offset by higher expenses. The higher revenues were due primarily to higher net interest income from lower funding costs from lower interest rates, and higher revenue from the KeyCorp investment. The increase in expenses was driven primarily by higher technology costs.
Year-to-date
Q2 2025 vs
Year-to-date
Q2 2024
Net income attributable to equity holders was a net loss of $1,466 million which included an impairment loss of $1,164 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama, an increase in the net loss of $1,054 million compared to the prior year. Adjusted net income attributable to equity holders was a net loss of $257 million compared to a net loss of $412 million in the prior year. The lower loss was due to higher revenues, which were partially offset by higher expenses. The higher revenues were due primarily to higher net interest income from lower funding costs from lower interest rates, and higher revenue from the KeyCorp investment. The increase in expenses was driven primarily by higher technology costs.

34	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights
T15 Geographic highlights

	For the three months ended April 30, 2025
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,847	$122	$592	$332	$515	$174	$466	$222	$5,270
Non-interest income	2,127	549	242	139	150	118	318	167	3,810
Total revenue	4,974	671	834	471	665	292	784	389	9,080
Provision for credit losses	813	33	145	81	168	94	46	18	1,398
Non-interest expenses	2,908	409	446	215	295	185	374	278	5,110
Income tax expense	288	25	62	10	25	8	107	15	540
Net income	$965	$204	$181	$165	$177	$5	$257	$78	$2,032
Net income attributable to non-controlling interests in subsidiaries	15	–	5	2	3	–	31	–	56
Net income attributable to equity holders of the Bank	$950	$204	$176	$163	$174	$5	$226	$78	$1,976
Adjusted results (1)
Adjustments	41	9	–	–	5	–	–	1	56
Adjusted net income attributable to equity holders of the Bank	$991	$213	$176	$163	$179	$5	$226	$79	$2,032
Average Assets ($ billions)	$899	$241	$59	$29	$57	$14	$38	$131	$1,468
Average Liabilities ($ billions)	$889	$187	$54	$22	$52	$14	$35	$129	$1,382

	For the three months ended January 31, 2025									For the three months ended April 30, 2024 (3)
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,721	$153	$557	$375	$487	$169	$489	$222	$5,173	$2,177	$145	$623	$346	$522	$178	$457	$246	$4,694
Non-interest income	2,311	638	269	172	133	114	330	232	4,199	2,193	436	264	119	78	123	274	166	3,653
Total revenue	5,032	791	826	547	620	283	819	454	9,372	4,370	581	887	465	600	301	731	412	8,347
Provision for credit losses	547	12	128	112	192	107	48	16	1,162	436	2	81	128	154	153	35	18	1,007
Non-interest expenses	4,279 (2)	382	442	228	291	191	398	280	6,491	2,592	322	493	214	274	204	353	259	4,711
Income tax expense	392	81	68	41	20	(4)	113	15	726	269	42	81	28	27	(16)	70	36	537
Net income	$(186)	$316	$188	$166	$117	$(11)	$260	$143	$993	$1,073	$215	$232	$95	$145	$(40)	$273	$99	2,092
Net income attributable to non-controlling interests in subsidiaries	(191)	–	6	2	6	(5)	28	–	$(154)	–	–	5	–	7	(15)	29	–	26
Net income attributable to equity holders of the Bank	$5	$316	$182	$164	$111	$(6)	$232	$143	$1,147	$1,073	$215	$227	$95	$138	$(25)	$244	$99	$2,066
Adjusted results (1)
Adjustments	1,171	–	–	–	5	–	1	1	1,178	6	–	–	1	5	–	1	–	13
Adjusted net income (loss) attributable to equity holders of the Bank	$1,176	$316	$182	$164	$116	$(6)	$233	$144	$2,325	$1,079	$215	$227	$96	$143	$(25)	$245	$99	$2,079
Average Assets ($ billions)	$898	$231	$60	$29	$55	$14	$38	$136	$1,461	$861	$222	$67	$27	$56	$15	$35	$128	$1,411
Average Liabilities ($ billions)	$883	$192	$55	$22	$50	$14	$34	$126	$1,376	$838	$190	$61	$20	$53	$14	$32	$122	$1,330

	For the six months ended April 30, 2025									For the six months ended April 30, 2024 (3)
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$5,568	$275	$1,149	$707	$1,002	$343	$955	$444	$10,443	$4,385	$321	$1,242	$690	$1,058	$343	$905	$523	$9,467
Non-interest income	4,438	1,187	511	311	283	232	648	399	8,009	4,319	798	541	281	208	246	575	345	7,313
Total revenue	10,006	1,462	1,660	1,018	1,285	575	1,603	843	18,452	8,704	1,119	1,783	971	1,266	589	1,480	868	16,780
Provision for credit losses	1,360	45	273	193	360	201	94	34	2,560	817	9	163	256	328	291	72	33	1,969
Non-interest expenses	7,187 (2)	791	888	443	586	376	772	558	11,601	5,183	642	972	422	573	406	731	521	9,450
Income tax expense	680	106	130	51	45	4	220	30	1,266	529	71	164	66	64	(30)	140	66	1,070
Net income	$779	$520	$369	$331	$294	$(6)	$517	$221	$3,025	$2,175	$397	$484	$227	$301	$(78)	$537	$248	$4,291
Net income attributable to non-controlling interests in subsidiaries	(176)	–	11	4	9	(5)	59	–	(98)	–	–	12	1	15	(30)	53	–	51
Net income attributable to equity holders of the Bank	$955	$520	$358	$327	$285	$(1)	$458	$221	$3,123	$2,175	$397	$472	$226	$286	$(48)	$484	$248	$4,240
Adjusted results (1)
Adjustments	1,212	9	–	–	10	–	1	2	1,234	12	–	–	1	10	–	2	1	26
Adjusted net income (loss) attributable to equity holders of the Bank	$2,167	$529	$358	$327	$295	$(1)	$459	$223	$4,357	$2,187	$397	$472	$227	$296	$(48)	$486	$249	$4,266
Average Assets ($ billions)	$898	$236	$60	$29	$56	$14	$38	$133	$1,464	$865	$221	$65	$27	$57	$15	$35	$132	$1,417
Average Liabilities ($ billions)	$886	$190	$55	$22	$51	$14	$35	$126	$1,379	$843	$191	$61	$20	$54	$14	$32	$123	$1,338
(1)	Refer to Non-GAAP Measures section starting on page 5.
(2)	Includes the impairment loss related to the Bank’s announced sale of the banking operations in Colombia, Costa Rica and Panama.
(3)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

Scotiabank Second Quarter Report 2025	35

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T16 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	April 30 2025	January 31 2025	October 31 2024	July 31 2024	April 30 2024	January 31 2024	October 31 2023	July 31 2023
Reported results
Net interest income	$5,270	$5,173	$4,923	$4,862	$4,694	$4,773	$4,666	$4,573
Non-interest income	3,810	4,199	3,603	3,502	3,653	3,660	3,606	3,494
Total revenue	$9,080	$9,372	$8,526	$8,364	$8,347	$8,433	$8,272	$8,067
Provision for credit losses	1,398	1,162	1,030	1,052	1,007	962	1,256	819
Non-interest expenses	5,110	6,491	5,296	4,949	4,711	4,739	5,527	4,559
Income tax expense	540	726	511	451	537	533	135	497
Net income	$2,032	$993	$1,689	$1,912	$2,092	$2,199	$1,354	$2,192
Basic earnings per share ($)	1.48	0.82	1.23	1.43	1.59	1.70	1.01	1.72
Diluted earnings per share ($)	1.48	0.66	1.22	1.41	1.57	1.68	0.99	1.70
Net interest margin (%) (1)	2.31	2.23	2.15	2.14	2.17	2.19	2.15	2.10
Effective tax rate (%) (2)	21.0	42.2	23.2	19.1	20.4	19.5	9.1	18.5
Adjusted results (1)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$9	$–	$–	$143	$–	$–	$(367)	$–
Amortization of acquisition-related intangible assets	9	–	–	–	–	–	–	–
Total non-interest income and total revenue adjusting items (Pre-tax)	18	–	–	143	–	–	(367)	–
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	26	1,362	–	(7)	–	–	–	–
Restructuring charge and severance provisions	–	–	53	–	–	–	354	–
Consolidation of real estate and contract termination costs	–	–	–	–	–	–	87	–
Impairment of non-financial assets	–	–	440	–	–	–	346	–
Amortization of acquisition-related intangible assets	17	18	19	17	18	18	19	20
Legal provision	–	–	–	176	–	–	–	–
Total non-interest expenses adjustments (Pre-tax)	43	1,380	512	186	18	18	806	20
Total impact of adjusting items on net income before taxes	61	1,380	512	329	18	18	439	20
Impact of adjusting items on income tax expense	(21)	(11)	(82)	(50)	(5)	(5)	(150)	(5)
Total impact of adjusting items on net income	40	1,369	430	279	13	13	289	15
Adjusted net income	$2,072	$2,362	$2,119	$2,191	$2,105	$2,212	$1,643	$2,207
Adjusted diluted earnings per share ($)	1.52	1.76	1.57	1.63	1.58	1.69	1.23	1.72
(1)	Refer to Non-GAAP Measures section starting on page 5.
(2)	Refer to Glossary on page 58 for the description of the measure.
Trending analysis
Earnings over the period were driven by higher net interest income and generally higher non-interest
income, partly offset by higher provision for credit losses and increased term funding costs. On an adjusted basis, earnings generally increased over the period.
Total revenue
Canadian Banking revenue has increased from continued volume growth, improved business mix, and growing client activity. International Banking net interest income is stable with improvements in lending mix and positive impact from central bank rates decline. Global Wealth Management fee-based
revenues increased during the period and are impacted by market conditions. Global Banking and Markets revenues are affected by market conditions that impact client activity in the capital markets and business banking businesses. Revenues in the Other segment were impacted by higher term funding costs, and income from associated companies.
Provision for credit losses
Provision for credit losses have generally trended upward during the period driven by higher impaired loan provisions due mainly to higher formations and retail credit migration. Provisions also increased during the period due to the uncertainty around the impact of higher interest rates, retail portfolio growth and continued unfavourable macroeconomic outlook.

36	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest
expenses
Non-interest
expenses for the period reflect the Bank’s continued investment in personnel and technology to support strategy and business growth, as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. The impact of foreign currency translation also contributed to fluctuations over the period.
Non-interest
expenses for the recent quarters were impacted by adjusting items.
Provision for income taxes
The effective tax rate was 21.0% this quarter, impacted by adjusting items. The effective tax rate average was 21.6% over the period and was impacted by increased statutory tax rates, divestitures, restructuring charge and net income earned in foreign jurisdictions, as well as the variability of tax-exempt
dividend income and inflationary benefits.
Financial Position
T17 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	April 30 2025	October 31 2024	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$69.6	$66.4	4.7%	5.2%	(0.5)%
Trading assets	129.0	129.7	(0.6)	(0.7)	0.1
Securities purchased under resale agreements and securities borrowed	192.6	200.6	(3.9)	(3.8)	(0.1)
Derivative financial instruments	47.9	44.4	8.0	6.6	1.4
Investment securities	154.3	152.8	1.0	1.3	(0.3)
Loans	756.4	760.8	(0.6)	(0.6)	–
Other	65.7	57.3	14.6	17.0	(2.4)
Total assets	$1,415.5	$1,412.0	0.2%	0.3%	(0.1)%
Liabilities
Deposits	$945.8	$943.8	0.2%	0.2%	–%
Derivative financial instruments	61.9	51.3	20.8	22.0	(1.2)
Obligations related to securities sold under repurchase agreements and securities lent	178.0	190.5	(6.5)	(6.4)	(0.1)
Other liabilities	135.4	134.5	0.6	0.8	(0.2)
Subordinated debentures	7.9	7.8	0.7	0.9	(0.2)
Total liabilities	$1,329.0	$1,327.9	0.1%	0.2%	(0.1)%
Equity
Common equity (1)	$74.7	$73.6	1.5%	1.9%	(0.4)%
Preferred shares and other equity instruments	10.2	8.8	16.6	16.6	–
Non-controlling interests in subsidiaries	1.6	1.7	(7.0)	(7.6)	0.6
Total equity	$86.5	$84.1	2.9%	3.2%	(0.3)%
Total liabilities and equity	$1,415.5	$1,412.0	0.2%	0.3%	(0.1)%
(1)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.
The Bank’s total assets were $1,415 billion as at April 30, 2025, an increase of $3 billion from October 31, 2024. Trading securities decreased $2 billion due mainly to lower client activity. Loans decreased $4 billion. Residential mortgages were up $9 billion due mainly to growth in Canada. Business and government loans decreased $12 billion mainly in Canada and Asia. Securities purchased under resale agreements and securities borrowed decreased $8 billion due mainly to lower client activity. Derivative instrument assets increased by $4 billion due to changes in interest rates and commodity prices. Investment securities increased $1 billion with increased holdings of U.S. and Canadian government debt partly offset by lower holdings of common equities. Investments in associates increased $4 billion due to the Bank’s investment in KeyCorp. Precious metals increased $3 billion due to increases in gold position and price. Other assets increased $5 billion due mainly to higher collateral requirements.
Total liabilities were $1,329 billion as at April 30, 2025, a increase of $1 billion from October 31, 2024. Total deposits increased $2 billion. Personal deposits of $301 billion increased $2 billion mainly in Canada. Business and government deposits were higher by $4 billion, mainly in Canada, Peru and Chile. Deposits by financial institutions were down $4 billion mainly in Asia and Canada. Financial instruments designated at fair value through profit or loss increased $3 billion due to new issuances and changes in fair value. Derivative instrument liabilities increased by $11 billion due to changes in interest rates, foreign exchange rates, and equity and commodity prices. Obligations related to securities sold under repurchase agreements and securities lent decreased $12 billion due mainly to client activity. Obligations related to securities sold short increased by $2 billion due mainly to client demand. Other liabilities decreased $4 billion due mainly to lower accrued interest, other liabilities of subsidiaries and lower collateral.
Total shareholders’ equity was $87 billion, an increase of $2 billion from October 31, 2024. Equity was higher due to current year earnings of $3,025 million, other comprehensive income of $982 million due mainly to gains on derivative instruments designated as cash flow hedges, and preferred share and other equity instrument issuances of $1,453 million. Partly offsetting these items were dividends paid of $2,898 million.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2024 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2024 Annual Report.
Top and emerging risks
The Bank is exposed to a variety of top and emerging risks as disclosed in the Bank’s 2024 Annual Report on Page 80. These risks can potentially adversely affect the Bank’s business strategies, financial performance, and reputation. As part of our risk management approach, we monitor our operating environment to identify, assess, review, and manage a broad range of top and emerging risks to undertake appropriate risk mitigation strategies. This quarter the impact of U.S. imposed tariffs and risk of resulting retaliatory measures, including the general unpredictability of U.S. government policy, was a key risk driver impacting our top and emerging risks and amplifying uncertainty.

Scotiabank Second Quarter Report 2025	37

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of Tariffs
The heightened economic uncertainty driven by the impact of tariffs and changing government policy could lead to a slowdown in economic and trade activity, reignite inflationary pressures, impact central bank policy, and raise recessionary risks. Moreover, business leaders could struggle to adapt their investment and strategy plans as quickly as policy is changing or is proposed to change, which is creating added economic uncertainty. This is occurring in an already uncertain macroeconomic environment for the Bank’s clients who may currently be dealing with higher borrowing costs and could further dampen consumer demand and investor confidence. In addition, existing tariffs on Mexico and Canada could impact key exports like energy, steel/aluminum, agriculture, and automotive, creating headwinds for the Bank in its priority markets. The Bank believes stress testing and frequent updates to the Bank’s leadership help in understanding the changing landscape and its impact on the Bank’s risk profiles and business performance.
Credit risk
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described below. In the current year and prior year, the Bank enhanced certain of its IFRS 9 models, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. Expert credit judgement may be applied in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement is also applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. As required under IFRS 9, the allowance for credit losses at each reporting period must be based on inputs, assumptions and information available up to that date. Given the extreme uncertainty surrounding U.S. trade policies and the direction of tariffs, the scenarios this quarter have varying assumptions of imposed tariffs. The base case scenario assumed tariffs announced and implemented as of April 30 th
, avoiding speculation on future announcements, including potential trade deals and tariff pauses. Differing assumptions are reflected in the alternate scenarios described below. As new information comes to light in future quarters, the scenarios and assumptions will be updated accordingly.
A dramatic escalation of trade tensions in recent months and the subsequent increase in uncertainty are behind substantial downward revisions to the U.S. baseline outlook. These developments pose steep economic costs on the U.S. economy, severely damaging consumer and business sentiments, weakening spending, disrupting supply chains, and adding inflationary pressures. The latter reduces the Federal Reserve’s ability to support the economy amidst economic damage and rising inflation. We expect the Federal Reserve to hold its policy rate through 2025 and start cutting in Q1 2026 – a year later than expected last quarter. While the current quarter’s baseline scenario does not forecast a U.S. recession, the central bank’s limited ability to cushion the economy against further escalations increases the risk of one. This threat is reflected in reduced investor confidence in U.S. dollar-denominated assets, with recent declines in sovereign yields largely reflecting expectations of weaker growth. Tariffs applied to Canada have so far largely aligned with our placeholder assumptions since last quarter. However, Canada does not escape the negative effects on demand from elevated uncertainty, a substantially weaker U.S. economy, and weaker commodity prices. Canada’s growth outlook has been revised down relative to last quarter, and the Bank of Canada is expected to respond to this demand-driven weakness by easing rates, ending 2026 at 100 basis points lower than expected last quarter.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand-type shock with globally tighter financial conditions, weaker growth and inflation, and lower monetary policy rates than in the base case scenario. It also assumes a combination of U.S. imposed tariffs on world economies, including 12.5% on imports from Canada and Mexico while facing no retaliation from these countries. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. It also assumes U.S. imposed tariffs with a magnitude twice that of the pessimistic scenario. Here, all countries retaliate. This results in higher inflation, requiring central banks to raise their policy rates to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.
The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 72 for all key variables). Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement.

●
Gross Domestic Product (GDP):
The base case scenario assumes a slowdown in economic activity over 2025 and into 2026 in both Canada and the U.S. The slowdown is more pronounced in the U.S. due to a larger tariff burden and policy volatility. We expect the U.S. economy to decelerate from its remarkable performance in 2024 to 0.9% in 2025 and 0.6% in 2026. Canada is expected to slow from 1.6% in 2025 to 0.7% in 2026. The U.S. economy takes longer to recover lost ground, given the lasting impact permanent tariffs would have on its potential growth and an expressed unwillingness to cushion the economy through fiscal supports. In Canada, assumed fiscal stimulus in the form of transfers and rebates in the short run, and government infrastructure expenditure in the medium and long run, is expected to soften the blow and offset the impact of tariffs on potential growth.

Sources: Scotiabank Economics, Statistics Canada.	Sources: Scotiabank Economics, BEA.

38	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Unemployment Rate:
The base case scenario assumes an increase in the unemployment rate of both countries. This constitutes a substantial upward revision relative to last quarter, particularly in the U.S., given the significant consequences tariffs have on employment. Canada’s unemployment rate is expected to peak at 7.8% in Q4 2025 before normalizing, while the U.S. unemployment rate is expected to peak at 5.6% in Q1 2026 and take longer to normalize. A higher expected GDP growth towards the tail end of the forecast horizon – as the economy catches up after a period of losses – is behind an unemployment rate forecast below that of last quarter in both countries.

Sources: Scotiabank Economics, Statistics Canada.	Sources: Scotiabank Economics, BLS.

US Unemployment Rate
%
9.0
8.0
7.0
6.0
5.0
4.0
3.0
Range of Estimated Scenarios
Baseline (April 30, 2025)
Baseline (January 31, 2025)
2024 Q1
2024 Q2
2024 Q3
2024 Q4
2025 Q1
2025 Q2
2025 Q3
2025 Q4
2026 Q1
2026 Q2
2026 Q3
2026 Q4
2027 Q1
2027 Q2
2027 Q3
2027 Q4
2028 Q1
2028 Q2
2028 Q3
2028 Q4
2029 Q1
2029 Q2
2029 Q3
2029 Q4

The total allowance for credit losses as at April 30, 2025, was $7,276 million compared to $7,080 million in the prior quarter. The allowance for credit losses ratio was 95 basis points, an increase of four basis points. The allowance for credit losses on loans was $7,084 million, an increase of $227 million compared to last quarter. The increase was driven by higher allowance for credit losses on performing loans in Canadian Banking due to the impact of a significant deterioration in the macroeconomic outlook indicators in the U.S., Canada and Mexico. In addition, the overall continued uncertainty related to U.S. tariffs increased performing provisions, mainly impacting the Canadian retail and commercial portfolios. Allowances on impaired loans were higher due primarily to higher provisions in Canadian Banking. This was partly offset by the impact of foreign currency translation of $121 million.
The allowance for credit losses on performing loans was higher at $4,883 million compared to $4,667 million last quarter. The allowance for performing loans ratio was 66 basis points. The increase was due primarily to the continued unfavourable macroeconomic outlook and continued uncertainty related to U.S. tariffs, which mainly impacted Canadian Banking. This was partly offset by the impact of foreign currency translation of $77 million.
The allowance on impaired loans increased by $11 million to $2,201 million from $2,190 million last quarter. The allowance for impaired loans ratio was 29 basis points, an increase of one basis point. The increase was due primarily to higher provisions in Canadian Banking, partly offset by the impact of foreign currency translation of $44 million.
Impaired loans
Gross impaired loans decreased to $6,849 million as at April 30, 2025, from $7,064 million last quarter. The decrease was due primarily to lower formations across most portfolios, as well as the impact of foreign currency translation. The gross impaired loan ratio was 90 basis points, a decrease of one basis point from last quarter.
Net impaired loans in Canadian Banking were $1,498 million, a decrease of $90 million from last quarter, due primarily to lower retail formations. Net impaired loans in International Banking were $3,006 million, a decrease of $95 million from last quarter, due to the impact of foreign currency translation and lower formations. Net impaired loans in Global Banking and Markets were $84 million, a decrease of $52 million from last quarter due mainly to the write-off
of one corporate account. Net impaired loans in Global Wealth Management were $60 million, an increase of $11 million from last quarter.
Net impaired loans as a percentage of loans and acceptances were 0.61%, a decrease of two basis points from last quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at April 30, 2025, these loans amounted to $483 billion or 63% of the Bank’s total loans and acceptances outstanding (January 31, 2025 – $483 billion or 62%). Of these, $383 billion or 79% are real estate secured loans (January 31, 2025 – $382 billion or 79%). The tables below provide more details by portfolio.

Scotiabank Second Quarter Report 2025	39

MANAGEMENT’S DISCUSSION & ANALYSIS

Insured and uninsured mortgages and home equity lines of credit
(1)
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T18 Insured and uninsured residential mortgages and HELOCs, by geographic areas

	As at April 30, 2025
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$4,545	1.5%	$7,227	2.4%	$11,772	3.9%	$–	–%	$1,065	4.6%	$1,065	4.6%
Quebec	7,239	2.4	12,956	4.2	20,195	6.6	–	–	1,227	5.3	1,227	5.3
Ontario	28,872	9.5	141,076	46.1	169,948	55.6	–	–	13,748	59.0	13,748	59.0
Manitoba & Saskatchewan	4,819	1.6	4,634	1.5	9,453	3.1	–	–	575	2.5	575	2.5
Alberta	14,621	4.8	17,601	5.8	32,222	10.6	–	–	2,245	9.6	2,245	9.6
British Columbia & Territories	9,900	3.2	51,898	17.0	61,798	20.2	–	–	4,441	19.0	4,441	19.0
Canada (4)(5)	$69,996	23.0%	$235,392	77.0%	$305,388	100%	$–	–%	$23,301	100%	$23,301	100%
International	–	–	54,404	100	54,404	100	–	–	–	–	–	–
Total	$69,996	19.5%	$289,796	80.5%	$359,792	100%	$–	–%	$23,301	100%	$23,301	100%
	As at January 31, 2025
Canada (4)(5)	$71,033	23.4%	$232,646	76.6%	$303,679	100%	$–	–%	$23,061	100%	$23,061	100%
International	–	–	55,112	100	55,112	100	–	–	–	–	–	–
Total	$71,033	19.8%	$287,758	80.2%	$358,791	100%	$–	–%	$23,061	100%	$23,061	100%
	As at October 31, 2024
Canada (4)(5)	$71,696	24.1%	$225,981	75.9%	$297,677	100%	$–	–%	$23,297	100%	$23,297	100%
International	–	–	53,264	100	53,264	100	–	–	–	–	–	–
Total	$71,696	20.4%	$279,245	79.6%	$350,941	100%	$–	–%	$23,297	100%	$23,297	100%
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,228 (January 31, 2025 -$3,505; October 31, 2024 – $3,796) of which $2,548 are insured (January 31, 2025 – $2,764; October 31, 2024 – $3,024).
(5)	Variable rate mortgages account for 33% (January 31, 2025 – 31%; October 31, 2024 – 30%) of the Bank’s total Canadian residential mortgage portfolio.
Amortization period ranges for residential mortgages
(1)
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T19 Distribution of residential mortgages by amortization periods, and by geographic areas

	As at April 30, 2025
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	34.8%	34.2%	29.8%	0.7%	0.5%	100%
International	65.6%	18.2%	15.3%	0.9%	0.0%	100%
	As at January 31, 2025
Canada	35.4%	34.4%	28.9%	0.9%	0.4%	100%
International	64.2%	17.8%	16.7%	1.3%	0.0%	100%
	As at October 31, 2024
Canada	36.1%	34.9%	27.7%	0.9%	0.4%	100%
International	64.5%	17.9%	16.6%	1.0%	0.0%	100%
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
Loan to value ratios
(1)
The Canadian residential mortgage portfolio is 77% uninsured (January 31, 2025 – 77%; October 31, 2024 – 76%). The average loan-to-value
(LTV) ratio of the uninsured portfolio is 52% (January 31, 2025 – 52%; October 31, 2024 – 51%).

40	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T20 Loan to value ratios

	Uninsured LTV ratios
	For the three months ended April 30, 2025
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada: (3)
Atlantic provinces	62.7%	62.8%
Quebec	61.4	66.4
Ontario	60.6	62.7
Manitoba & Saskatchewan	65.1	61.2
Alberta	65.6	66.2
British Columbia & Territories	60.0	60.8
Canada (3)	61.2%	62.8%
International	70.6%	n/a
	For the three months ended January 31, 2025
Canada (3)	62.1%	62.9%
International	71.0%	n/a
	For the three months ended October 31, 2024
Canada (3)	61.5%	62.5%
International	70.4%	n/a
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank
scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.
Commercial real estate exposures
The Bank’s commercial real estate portfolio was $62.3 billion (January 31, 2025 – $64.3 billion; October 31, 2024 – $66.0 billion), or 8.2% (January 31, 2025 – 8.3%; October 31, 2024 – 8.6%) of the Bank’s total loans outstanding as at April 30, 2025. This portfolio is comprised of 72% of loans to the residential and industrial sector (January 31, 2025 – 73%; October 31, 2024 – 73%). Headwinds faced by the residential sector are largely mitigated by structural supply-demand imbalance and the Bank’s strategy to focus primarily on top tier, well-capitalized developers. Total exposure to the Office subsector (entities engaged in the construction, development, or ownership of office properties as a business) represents approximately 9% (January 31, 2025 – 9%; October 31, 2024 – 9%) of the commercial real estate portfolio, of which approximately 57% (January 31, 2025 – 58%; October 31, 2024 – 60%) are investment grade facilities. U.S. office exposure represents approximately 0.4% (January 31, 2025 – 0.4%; October 31, 2024 – 0.4%) of the portfolio.
Loans to Canadian condominium developers
The Bank had loans outstanding to Canadian condominium developers of $3,518 million as at April 30, 2025 (January 31, 2025 – $3,455 million; October 31, 2024 – $3,238 million). This represents approximately 6% of the commercial real estate portfolio (January 31, 2025 – 5%; October 31, 2024 – 5%), of which approximately 78% are investment grade facilities (January 31, 2025 – 75%; October 31, 2024 – 72%). This is a portfolio comprised of well capitalized and experienced developers who have long-term relationships with the Bank.
Regional
non-retail
exposures
The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (59% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events during the quarter that materially impacted the Bank’s exposures.
The Bank’s exposure to sovereigns was $55.9 billion as at April 30, 2025 (January 31, 2025 – $56.6 billion; October 31, 2024 – $58.9 billion). Exposure to banks was $14.8 billion (January 31, 2025 – $17.4 billion; October 31, 2024 – $15.5 billion), and exposures to corporates was $103.0 billion (January 31, 2025 – $108.8 billion; October 31, 2024 – $111.0 billion).
In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European
entities whose parent company is domiciled in Europe of $0.3 billion as at April 30, 2025 (January 31, 2025 – $0.5 billion; October 31, 2024 – $0.3 billion).

Scotiabank Second Quarter Report 2025	41

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s regional credit exposures are distributed as follows:
T21 Bank’s regional credit exposures distribution

	As at
	April 30, 2025							January 31 2025	October 31 2024
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total	Total
Latin America (5)	$76,442	$11,241	$20,413	$1,245	$109,341	$9,471	$118,812	$120,880	$125,228
Caribbean and Central America	13,088	3,965	4,807	110	21,970	3,467	25,437	26,753	24,521
Europe, excluding U.K.	7,352	1,924	4,170	2,614	16,060	10,588	26,648	27,731	25,083
U.K.	6,718	1,395	16	2,089	10,218	6,908	17,126	17,973	18,192
Asia	7,369	867	7,160	268	15,664	8,341	24,005	26,628	29,458
Other (6)	235	2	108	72	417	270	687	1,380	778
Total	$111,204	$19,394	$36,674	$6,398	$173,670	$39,045	$212,715	$221,345	$223,260
(1)
Allowances for credit losses are $581. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $14,272 as at April 30, 2025 (January 31, 2025 – $14,740; October 31, 2024 – $14,446).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $7,002 and collateral held against SFT was $147,502.

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes Mexico, Chile, Peru, Colombia, Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Middle East and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. The table below shows the Bank’s VaR by risk factor:
T22 Market Risk Measures

	Average for the three months ended
Risk factor ($ millions)	April 30 2025	January 31 2025	April 30 2024
Credit spread plus interest rate	$14.2	$17.4	$15.8
Credit spread (1)	12.4	8.0	9.6
Interest rate	12.8	21.8	15.4
Equities	6.1	5.7	5.4
Foreign exchange	2.0	2.6	3.9
Commodities	2.8	2.8	2.6
Debt specific (1)	n/a	n/a	3.2
Diversification effect	(11.0)	(11.4)	(12.9)
Total VaR	$14.1	$17.1	$18.0
(1)	Effective November 1, 2024, credit spread VaR also captures issuer-specific credit spread volatility which was previously included in debt specific VaR.
In the second quarter of 2025, the average
one-day
Total VaR decreased primarily due to lower interest rate risk.
There were no trading loss days this quarter. The quality and accuracy of the VaR models is validated by back-testing, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).
Non-trading
interest rate sensitivity
The following table shows the
pro-forma
pre-tax
impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs, are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

42	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

T23 Structural interest sensitivity

	As at
	April 30, 2025						January 31, 2025		April 30, 2024
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$216	$(42)	$174	$(303)	$(996)	$(1,299)	$102	$(1,147)	$(25)	$(1,587)
-100 bps	(242)	17	(225)	73	747	820	(146)	623	(20)	1,143
During the second quarter of 2025, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Board approves the risk appetite for structural interest rate risk, and the Asset Liability Committee (ALCO) and Global Risk Management (GRM) provide ongoing governance through structural interest rate risk policies, limits and operating frameworks. Structural interest rate risk reports are reviewed regularly by GRM, ALCO, and the Board.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading
risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading
risk measures is provided in the table below.
T24 Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at April 30, 2025	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$5,971	$5,971	$–	$–	n/a
Trading assets	128,987	127,865	1,122	–	Interest rate, FX
Derivative financial instruments	47,937	44,256	3,681	–	Interest rate, FX, equity
Investment securities	154,291	–	154,291	–	Interest rate, FX, equity
Loans	756,372	–	756,372	–	Interest rate, FX
Assets – other (1)	321,907	457	–	321,450	n/a
Total assets	$1,415,465	$178,549	$915,466	$321,450
Deposits	$945,843	$–	$901,587	$44,256	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	39,127	39,127	–	–	Interest rate, equity
Obligations related to securities sold short	36,543	36,543	–	–	n/a
Derivative financial instruments	61,933	56,592	5,341	–	Interest rate, FX, equity
Trading liabilities (2)	606	606	–	–	n/a
Pension and other benefit liabilities	1,619	–	1,619	–	Interest rate, credit spread, equity
Liabilities – other (3)	243,288	277	–	243,011	n/a
Total liabilities	$1,328,959	$133,145	$908,547	$287,267
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2024	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$2,540	$2,540	$–	$–	n/a
Trading assets	129,727	129,032	695	–	Interest rate, FX
Derivative financial instruments	44,379	39,736	4,643	–	Interest rate, FX, equity
Investment securities	152,832	–	152,832	–	Interest rate, FX, equity
Loans	760,829	–	760,829	–	Interest rate, FX
Assets – other (1)	321,720	448	–	321,272	n/a
Total assets	$1,412,027	$171,756	$918,999	$321,272
Deposits	$943,849	$–	$901,328	$42,521	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	36,341	36,341	–	–	Interest rate, equity
Obligations related to securities sold short	35,042	35,042	–	–	n/a
Derivative financial instruments	51,260	45,652	5,608	–	Interest rate, FX, equity
Trading liabilities (2)	578	578	–	–	n/a
Pension and other benefit liabilities	1,587	–	1,587	–	Interest rate, credit spread, equity
Liabilities – other (3)	259,294	275	–	259,019	n/a
Total liabilities	$1,327,951	$117,888	$908,523	$301,540
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank Second Quarter Report 2025	43

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 19 to the Condensed Interim Consolidated Financial Statements and in Note 36 to the Consolidated Financial Statements in the Bank’s 2024 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2025 unencumbered liquid assets were $319 billion (October 31, 2024 – $310 billion). Securities, including National Housing Act (NHA) mortgage-backed securities, comprised 80% of liquid assets (October 31, 2024 – 81%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals, were 20% (October 31, 2024 – 19%). The increase in total unencumbered liquid assets was mainly attributable to an increase in Canada government securities, precious metals, NHA mortgage backed securities and other liquid securities, partly offset by a decrease in foreign government securities and deposits with financial institutions.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at April 30, 2025. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.
The Bank’s liquid asset pool is summarized in the following table:
T25 Liquid asset pool

	As at April 30, 2025
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$56,504	$–	$56,504	$–	$6,879	$49,625	$–
Deposits with financial institutions	7,073	–	7,073	–	121	6,952	–
Precious metals	5,971	–	5,971	–	–	5,971	–
Securities:
Canadian government obligations	76,432	26,310	102,742	34,799	–	67,943	–
Foreign government obligations	118,204	119,666	237,870	115,370	–	122,500	–
Other securities	73,603	112,004	185,607	152,284	–	33,323	–
NHA mortgage-backed securities	39,028	–	39,028	6,751	–	32,277	–
Total	$376,815	$257,980	$634,795	$309,204	$7,000	$318,591	$–

	As at October 31, 2024
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$55,976	$–	$55,976	$–	$5,991	$49,985	$–
Deposits with financial institutions	7,884	–	7,884	–	82	7,802	–
Precious metals	2,540	–	2,540	–	–	2,540	–
Securities:
Canadian government obligations	71,915	26,062	97,977	34,572	–	63,405	–
Foreign government obligations	121,072	129,991	251,063	126,371	–	124,692	–
Other securities	75,223	101,262	176,485	143,862	–	32,623	–
NHA mortgage-backed securities	35,546	–	35,546	6,584	–	28,962	–
Total	$370,156	$257,315	$627,471	$311,389	$6,073	$310,009	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.

44	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T26 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	April 30 2025	October 31 2024
The Bank of Nova Scotia (Parent)	$247,446	$235,378
Bank domestic subsidiaries	24,596	32,769
Bank foreign subsidiaries	46,549	41,862
Total	$318,591	$310,009
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (85%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction. Potential regulatory restrictions on the transferability of liquid assets held in Bank foreign subsidiaries are taken into consideration in the Bank’s liquidity management framework.
Encumbered assets
In the course of the Bank’s
day-to-day
activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:
T27 Asset encumbrance

	As at April 30, 2025
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$56,504	$–	$56,504	$–	$6,879	$49,625	$–
Deposits with financial institutions	7,073	–	7,073	–	121	6,952	–
Precious metals	5,971	–	5,971	–	–	5,971	–
Liquid securities:
Canadian government obligations	76,432	26,310	102,742	34,799	–	67,943	–
Foreign government obligations	118,204	119,666	237,870	115,370	–	122,500	–
Other liquid securities	73,603	112,004	185,607	152,284	–	33,323	–
Other securities	4,354	13,980	18,334	8,784	–	–	9,550
Loans classified as liquid assets:
NHA mortgage-backed securities	39,028	–	39,028	6,751	–	32,277	–
Other loans	725,185	–	725,185	8,633	74,802	20,749	621,001
Other financial assets (4)	249,471	(174,935)	74,536	18,309	–	–	56,227
Non-financial assets	59,640	–	59,640	–	–	–	59,640
Total	$1,415,465	$97,025	$1,512,490	$344,930	$81,802	$339,340	$746,418

	As at October 31, 2024
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$55,976	$–	$55,976	$–	$5,991	$49,985	$–
Deposits with financial institutions	7,884	–	7,884	–	82	7,802	–
Precious metals	2,540	–	2,540	–	–	2,540	–
Liquid securities:
Canadian government obligations	71,915	26,062	97,977	34,572	–	63,405	–
Foreign government obligations	121,072	129,991	251,063	126,371	–	124,692	–
Other liquid securities	75,223	101,262	176,485	143,862	–	32,623	–
Other securities	4,534	10,677	15,211	4,415	–	–	10,796
Loans classified as liquid assets:
NHA mortgage-backed securities	35,546	–	35,546	6,584	–	28,962	–
Other loans	732,932	–	732,932	6,642	79,812	17,173	629,305
Other financial assets (4)	249,058	(193,018)	56,040	13,148	–	–	42,892
Non-financial assets	55,347	–	55,347	–	–	–	55,347
Total	$1,412,027	$74,974	$1,487,001	$335,594	$85,885	$327,182	$738,340
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

Scotiabank Second Quarter Report 2025	45

MANAGEMENT’S DISCUSSION & ANALYSIS

As at April 30, 2025 total encumbered assets of the Bank were $427 billion (October 31, 2024 – $421 billion). Of the remaining $1,086 billion (October 31, 2024 – $1,066 billion) of unencumbered assets, $339 billion (October 31, 2024 – $327 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some
over-the-counter
derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at April 30, 2025 the potential adverse impact on derivatives collateral that would result from a one-notch
or
two-notch
downgrade of the Bank’s rating below its lowest current rating was $13 million or $683 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a
30-day
liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.
The following table presents the Bank’s LCR for the quarter ended April 30, 2025, based on the average daily positions in the quarter:
T28 Bank’s average LCR
(1)

For the quarter ended April 30, 2025 ($ millions) (2)	Total unweighted Value (Average) (3)	Total weighted Value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$275,824

Cash outflows
Retail deposits and deposits from small business customers, of which:	$259,093	$27,784
Stable deposits	105,364	3,401
Less stable deposits	153,729	24,383
Unsecured wholesale funding, of which:	287,381	121,426
Operational deposits (all counterparties) and deposits in networks of cooperative banks	113,351	27,312
Non-operational deposits (all counterparties)	163,721	83,805
Unsecured debt	10,309	10,309
Secured wholesale funding	*	79,238
Additional requirements, of which:	265,578	61,406
Outflows related to derivative exposures and other collateral requirements	45,751	24,492
Outflows related to loss of funding on debt products	7,117	7,117
Credit and liquidity facilities	212,710	29,797
Other contractual funding obligations	1,537	1,517
Other contingent funding obligations (5)	615,209	8,902
Total cash outflows	*	$300,273

Cash inflows
Secured lending (e.g. reverse repos)	$320,065	$41,144
Inflows from fully performing exposures	35,800	20,950
Other cash inflows	28,411	28,411
Total cash inflows	$384,276	$90,505
		Total adjusted value (6)
Total HQLA	*	$275,824
Total net cash outflows	*	$209,768
Liquidity coverage ratio (%)	*	131%
For the quarter ended January 31, 2025 ($ millions)		Total adjusted value (6)
Total HQLA	*	$263,213
Total net cash outflows	*	$205,545
Liquidity coverage ratio (%)	*	128%
*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average of daily positions of the 62 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR Guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

46	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The increase in the Bank’s average LCR for the quarter ended April 30, 2025 versus the average of the previous quarter was mainly attributable to an increase in HQLA from cash and central bank reserves. The increase in net cash outflows was due mainly to an increase in outflows related to derivative exposures and other collateral requirements and outflows related to loss of funding on debt products, partly offset by a decrease in cash outflows from unsecured wholesale funding. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.

Scotiabank Second Quarter Report 2025	47

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s NSFR as at April 30, 2025:
T29 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted Value (3)
As at April 30, 2025 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$92,568	$–	$–	$–	$92,568
Regulatory capital	92,568	–	–	–	92,568
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	224,199	79,210	38,034	50,449	355,883
Stable deposits	92,857	32,865	14,549	15,202	148,459
Less stable deposits	131,342	46,345	23,485	35,247	207,424
Wholesale funding:	209,257	329,411	63,359	132,115	318,111
Operational deposits	109,755	–	–	–	54,877
Other wholesale funding	99,502	329,411	63,359	132,115	263,234
Liabilities with matching interdependent assets (4)	–	1,121	1,828	13,185	–
Other liabilities:	28,533	120,963			21,676
NSFR derivative liabilities		9,773
All other liabilities and equity not included in the above categories	28,533	88,373	2,283	20,534	21,676
Total ASF					$788,238
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$19,853
Deposits held at other financial institutions for operational purposes	$2,697	$–	$–	$–	$1,348
Performing loans and securities:	114,102	290,844	93,286	420,947	546,148
Performing loans to financial institutions secured by Level 1 HQLA	1	70,851	998	689	4,739
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,567	88,783	10,450	16,278	34,010
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	65,905	93,543	46,077	165,856	265,584
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	518	562	6,367	4,678
Performing residential mortgages, of which:	22,054	36,314	35,574	233,558	217,125
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	22,054	35,954	35,341	221,367	206,465
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	23,575	1,353	187	4,566	24,690
Assets with matching interdependent liabilities (4)	–	1,121	1,828	13,185	–
Other assets:	8,816	155,116			71,504
Physical traded commodities, including gold	8,816				7,493
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		14,661			12,462
NSFR derivative assets		3,169			–
NSFR derivative liabilities before deduction of variation margin posted		29,741			1,487
All other assets not included in the above categories	–	57,483	–	50,062	50,062
Off-balance sheet items		518,742			19,646
Total RSF					$658,499
Net Stable Funding Ratio (%)					120%

As at January 31, 2025 ($ millions)	Weighted Value (3)
Total ASF	$784,860
Total RSF	668,636
Net stable funding ratio (%)	117%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.
Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The increase in the Bank’s NSFR as at April 30, 2025 versus the previous quarter was mainly attributable to higher ASF from wholesale funding along with a decline in RSF for securities and loans.

48	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $402 billion as at April 30, 2025 (October 31, 2024 – $398 billion). The increase since October 31, 2024 is due primarily to growth in personal deposits and preferred shares and other equity instruments. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $198 billion (October 31, 2024 – $206 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through Canada Mortgage and Housing Corporation (CMHC) programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit receivables through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not historically entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue offerings via its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia, Switzerland, Canada and Norway. The Bank also issues longer-term notes across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares.

Scotiabank Second Quarter Report 2025	49

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T30 Wholesale funding
(1)

	As at April 30, 2025
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,949	$1,948	$673	$121	$146	$5,837	$97	$275	$–	$6,209
Bearer deposit notes, commercial paper and certificate of deposits	6,241	14,599	16,648	16,470	12,467	66,425	1,176	330	185	68,116
Asset-backed commercial paper (3)	2,418	4,699	4,846	–	–	11,963	–	–	–	11,963
Senior notes (4)(5)	494	2,445	811	193	2,735	6,678	4,719	6,110	12,410	29,917
Bail-inable notes (5)	2,396	4,241	1,733	3,980	4,366	16,716	18,581	24,553	22,726	82,576
Asset-backed securities	9	17	924	627	22	1,599	674	1,585	80	3,938
Covered bonds	–	2,068	883	4,120	3,436	10,507	16,874	13,836	2,315	43,532
Mortgage securitization (6)	–	871	232	1,346	360	2,809	1,744	6,983	3,539	15,075
Subordinated debentures (7)	30	250	–	1,723	–	2,003	49	192	7,485	9,729
Total wholesale funding sources	$14,537	$31,138	$26,750	$28,580	$23,532	$124,537	$43,914	$53,864	$48,740	$271,055

Of Which:

Unsecured funding	$12,111	$23,483	$19,865	$22,488	$19,714	$97,661	$24,622	$31,460	$42,806	$196,549
Secured funding	2,426	7,655	6,885	6,092	3,818	26,876	19,292	22,404	5,934	74,506

	As at October 31, 2024
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$3,858	$1,455	$455	$318	$158	$6,244	$–	$–	$–	$6,244
Bearer deposit notes, commercial paper and certificate of deposits	6,612	12,754	17,407	12,087	8,307	57,167	1,251	269	182	58,869
Asset-backed commercial paper (3)	2,248	5,831	2,435	139	–	10,653	–	–	–	10,653
Senior notes (4)(5)	2,073	88	2,200	2,613	794	7,768	2,949	7,934	12,337	30,988
Bail-inable notes (5)	243	5,699	6,429	6,613	1,682	20,666	16,714	29,520	17,945	84,845
Asset-backed securities	–	1	–	–	908	909	1,218	770	844	3,741
Covered bonds	–	1,515	4,983	2,088	916	9,502	16,039	17,251	4,143	46,935
Mortgage securitization (6)	–	650	1,710	887	235	3,482	3,061	7,099	3,844	17,486
Subordinated debentures (7)	–	47	–	280	–	327	1,788	201	7,430	9,746
Total wholesale funding sources	$15,034	$28,040	$35,619	$25,025	$13,000	$116,718	$43,020	$63,044	$46,725	$269,507

Of Which:

Unsecured funding	$12,786	$20,042	$26,492	$21,911	$10,941	$92,172	$22,702	$37,924	$37,894	$190,692
Secured funding	2,248	7,998	9,127	3,114	2,059	24,546	20,318	25,120	8,831	78,815
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are principal at maturity based on remaining term.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $319 billion as at April 30, 2025 (October 31, 2024 – $310 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

50	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance
sheet commitments as at April 30, 2025, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.
T31 Contractual maturities

	As at April 30, 2025
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$61,988	$290	$76	$50	$51	$144	$271	$222	$6,456		$69,548
Trading assets	1,842	2,833	3,752	2,191	3,901	7,903	20,977	21,663	63,925		128,987
Securities purchased under resale agreements and securities borrowed	150,933	24,062	12,628	1,004	3,316	–	689	–	–		192,632
Derivative financial instruments	4,114	4,195	3,027	5,088	2,907	6,063	11,647	10,896	–		47,937
Investment securities – FVOCI	4,859	4,865	4,655	3,253	4,541	21,530	46,979	34,829	343		125,854
Investment securities – amortized cost	466	725	938	464	861	1,666	4,134	17,200	–		26,454
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,983		1,983
Loans	40,777	46,246	54,781	52,385	48,237	164,475	227,010	56,590	65,871		756,372
Residential mortgages	5,372	12,576	21,715	20,395	22,713	100,012	130,924	41,658	4,427	(1)	359,792
Personal loans	4,094	2,951	4,040	4,425	3,042	12,585	24,465	6,409	43,942		105,953
Credit cards	–	–	–	–	–	–	–	–	17,224		17,224
Business and government	31,311	30,719	29,026	27,565	22,482	51,878	71,621	8,523	7,362	(2)	280,487
Allowance for credit losses	–	–	–	–	–	–	–	–	(7,084)		(7,084)
Customers’ liabilities under acceptances	52	101	19	11	6	–	–	–	–		189
Other assets	–	–	–	–	–	–	–	–	65,509		65,509
Total assets	$265,031	$83,317	$79,876	$64,446	$63,820	$201,781	$311,707	$141,400	$204,087		$1,415,465

Liabilities and equity
Deposits	$79,769	$77,622	$61,827	$59,486	$45,726	$67,910	$71,879	$24,686	$456,938		$945,843
Personal	16,533	22,839	23,095	21,400	16,758	18,913	13,219	545	167,767		301,069
Non-personal	63,236	54,783	38,732	38,086	28,968	48,997	58,660	24,141	289,171		644,774
Financial instruments designated at fair value through profit or loss	703	872	1,537	1,942	2,800	5,206	9,535	16,532	–		39,127
Acceptances	53	101	19	11	6	–	–	–	–		190
Obligations related to securities sold short	541	2,448	1,681	1,495	541	3,384	6,335	11,156	8,962		36,543
Derivative financial instruments	5,067	4,921	3,629	5,426	4,407	7,152	11,970	19,361	–		61,933
Obligations related to securities sold under repurchase agreements and securities lent	173,079	3,994	286	415	–	213	–	–	–		177,987
Subordinated debentures	–	250	–	1,723	–	–	–	5,918	–		7,891
Other liabilities	665	456	1,213	724	1,677	2,456	6,630	8,810	36,814		59,445
Total equity	–	–	–	–	–	–	–	–	86,506		86,506
Total liabilities and equity	$259,877	$90,664	$70,192	$71,222	$55,157	$86,321	$106,349	$86,463	$589,220		$1,415,465

Off-balance sheet commitments
Credit commitments (3)	$3,665	$11,926	$13,934	$17,163	$15,997	$51,044	$140,477	$24,129	$–		$278,335
Guarantees and letters of credit (4)	–	–	–	–	–	–	–	–	65,468		65,468
Outsourcing obligations (5)	2	4	6	6	6	24	43	7	–		98
(1)	Includes impaired mortgages.
(2)	Includes overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

Scotiabank Second Quarter Report 2025	51

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2024
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$59,871	$600	$100	$45	$53	$152	$272	$221	$5,086		$66,400
Trading assets	2,183	3,233	3,782	3,925	3,620	8,484	21,126	22,003	61,371		129,727
Securities purchased under resale agreements and securities borrowed	165,155	19,828	10,573	1,722	2,569	–	696	–	–		200,543
Derivative financial instruments	3,545	5,929	3,118	2,584	1,844	6,774	9,718	10,867	–		44,379
Investment securities – FVOCI	3,404	7,194	6,525	4,316	3,825	19,546	46,178	27,238	3,162		121,388
Investment securities – amortized cost	16	919	706	1,136	994	1,860	4,935	18,846	–		29,412
Investment securities – FVTPL	2	–	–	–	–	–	26	–	2,004		2,032
Loans	40,996	43,071	49,443	52,476	48,186	163,815	242,835	55,047	64,960		760,829
Residential mortgages	5,215	9,719	17,163	19,002	21,784	97,508	135,961	40,720	3,869	(1)	350,941
Personal loans	3,499	3,470	3,379	4,807	3,598	12,012	25,695	6,582	43,337		106,379
Credit cards	–	–	–	–	–	–	–	–	17,374		17,374
Business and government	32,282	29,882	28,901	28,667	22,804	54,295	81,179	7,745	6,916	(2)	292,671
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,536)		(6,536)
Customers’ liabilities under acceptances	39	57	36	10	6	–	–	–	–		148
Other assets	–	–	–	–	–	–	–	–	57,169		57,169
Total assets	$275,211	$80,831	$74,283	$66,214	$61,097	$200,631	$325,786	$134,222	$193,752		$1,412,027

Liabilities and equity
Deposits	$88,575	$77,322	$68,891	$57,925	$43,415	$64,530	$76,309	$24,977	$441,905		$943,849
Personal	16,273	23,956	24,000	22,746	19,827	19,423	12,430	138	160,028		298,821
Non-personal	72,302	53,366	44,891	35,179	23,588	45,107	63,879	24,839	281,877		645,028
Financial instruments designated at fair value through profit or loss	510	1,045	2,132	1,609	1,833	5,330	8,887	14,995	–		36,341
Acceptances	40	57	36	10	6	–	–	–	–		149
Obligations related to securities sold short	272	1,988	1,120	1,803	816	3,638	7,114	9,413	8,878		35,042
Derivative financial instruments	2,754	4,595	2,429	2,301	1,857	7,647	11,705	17,972	–		51,260
Obligations related to securities sold under repurchase agreements and securities lent	186,240	3,427	93	437	44	208	–	–	–		190,449
Subordinated debentures	–	–	–	251	–	1,740	–	5,842	–		7,833
Other liabilities (3)	533	759	1,285	1,267	979	3,142	6,860	8,954	39,249		63,028
Total equity	–	–	–	–	–	–	–	–	84,076		84,076
Total liabilities and equity	$278,924	$89,193	$75,986	$65,603	$48,950	$86,235	$110,875	$82,153	$574,108		$1,412,027

Off-balance sheet commitments
Credit commitments (3)	$1,538	$9,568	$15,403	$18,291	$12,075	$58,806	$144,972	$8,818	$–		$269,471
Guarantees and letters of credit (4)	–	–	–	–	–	–	–	–	64,016		64,016
Outsourcing obligations (5)	12	23	7	7	7	29	56	13	–		154
(1)	Includes impaired mortgages.
(2)	Includes overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings
and its deposits and legacy senior debt are rated AA by Fitch, Aa2 by Moody’s, AA by Morningstar DBRS and A+ by Standard and Poor’s (S&P). The Bank’s bail-inable senior debt is rated AA- by Fitch, A2 by Moody’s, AA (low) by Morningstar DBRS, and
A-
by S&P. As of April 30, 2025, all rating agencies have a Stable outlook on the Bank. There were no changes made to the Bank’s credit ratings or outlooks during the quarter.

52	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
The Bank continues to manage its capital in accordance with the capital management framework and OSFI’s regulatory capital requirements as described on pages 55 to 68 of the Bank’s 2024 Annual Report.
In June 2023, OSFI announced that the Domestic Stability Buffer (DSB) will increase to 3.5% of total risk-weighted assets (RWA), effective November 1, 2023. This DSB requirement of 3.5% was maintained by OSFI in their December 2024 announcement. OSFI’s minimum regulatory capital ratio requirements, including the
D-SIB
1.0% surcharge and its DSB, are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively. In addition, the Bank is presently subject to a Basel Committee on Banking Supervision (BCBS) countercyclical buffer requirement of approximately eight basis points.
OSFI defers further increases to the Basel III standardized capital output floor
In February 2025, OSFI announced its deferral of increases to the Basel III standardized capital output floor until further notice. OSFI has noted that there remains uncertainty about when other jurisdictions will fully implement Basel III and it will not extend its implementation lead.
Canada concluded its implementation of the revised Basel III 2017 reforms in early 2024 and established an accelerated phase-in
of the Basel III standardized capital output floor, calibrated at 65% in 2023, increasing in the first quarter by 2.5% per year through to 72.5% in 2026. OSFI’s announcement of a deferral maintains the capital floor calibration at the 2024 level of 67.5% indefinitely, delaying further increases to 70% and 72.5%, until further notice. Moreover, OSFI has committed to notifying affected banks at least two years prior to resuming an increase to the Basel III standardized capital output floor.
OSFI guideline for the capital and liquidity treatment of crypto-asset exposures
In February 2025, OSFI published its guideline for the capital and liquidity treatment of crypto-asset exposures, effective for the Bank in the first quarter of 2026. The guideline incorporates the BCBS standards for cypto-asset exposures, as updated in November 2024, and it replaces OSFI’s interim advisory on the regulatory treatment of cypto-asset exposures. In addition, OSFI published final amendments to its Pillar 3 Disclosure Guidelines, incorporating new crypto-asset disclosure requirements also effective the first quarter of fiscal 2026.
Within the guideline, crypto-asset exposures are defined and categorized by type. Regulatory capital treatments for their credit risk, counterparty credit risk and market risk are prescribed. Overall, the regulatory capital impacts from the new crypto-asset exposure requirements are not considered material to the Bank.
Regulatory capital and total loss absorbing capacity ratios
The Bank’s various regulatory capital and total loss absorbing capacity measures consist of the following:
T32 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	April 30 2025	January 31 2025	October 31 2024
Common Equity Tier 1 capital (1)	$60,425	$60,294	$60,631
Tier 1 capital (1)	70,740	70,592	69,499
Total regulatory capital (1)	78,682	78,622	77,708
Total loss absorbing capacity (TLAC) (2)	139,119	135,010	137,752
Risk-weighted assets (1)(3)	$458,989	$468,124	$463,992
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	13.2	12.9	13.1
Tier 1 capital ratio	15.4	15.1	15.0
Total capital ratio	17.1	16.8	16.7
Total loss absorbing capacity ratio (2)	30.3	28.8	29.7
Leverage (4) :
Leverage exposures	$1,568,491	$1,586,812	$1,563,140
Leverage ratio (%)	4.5	4.4	4.4
Total loss absorbing capacity leverage ratio (%) (2)	8.9	8.5	8.8
(1)	The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)
As at April 30, 2025, the Bank did not have a regulatory capital floor add-on
to risk-weighted assets (RWA) for CET1, Tier 1, Total Capital and TLAC RWA (as at January 31, 2025, the Bank did not have a regulatory capital floor add-on
to risk-weighted assets for CET1, Tier 1, Total Capital and TLAC RWA; as at October 31, 2024, the Bank did not have a regulatory capital floor add-on
to risk-weighted assets for CET1, Tier 1, Total Capital and TLAC RWA).

(4)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank’s CET1 capital ratio was 13.2% as at April 30, 2025, an increase of approximately 30 basis points from the prior quarter, due primarily to internal capital generation, a lower shortfall in provisions to expected losses, reduced risk-weighted assets, and the Bank’s completion of the sale of CrediScotia.
The Bank’s Tier 1 capital and Total capital ratios were 15.4% and 17.1%, respectively, as at April 30, 2025, representing increases of approximately 30 basis points from the prior quarter, due mainly to the above noted impacts to the CET1 capital ratio.
The Leverage ratio was 4.5% as at April 30, 2025, an increase of approximately 10 basis points from the prior quarter, from higher Tier 1 capital and lower leverage exposures.
The TLAC ratio was 30.3% as at April 30, 2025, an increase of approximately 150 basis points from the prior quarter, mainly from higher available TLAC.
The TLAC Leverage ratio was 8.9% as at April 30, 2025, an increase of approximately 40 basis points from the prior quarter, due primarily to higher available TLAC.
As at April 30, 2025, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

Scotiabank Second Quarter Report 2025	53

MANAGEMENT’S DISCUSSION & ANALYSIS

Continuity of Common Equity Tier 1 ratio
(1)

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $60.4 billion, as at April 30, 2025, an increase of $0.1 billion from the prior quarter, as quarterly earnings less dividends of $0.5 billion and lower regulatory capital deductions of $1.0 billion, were substantially offset by a lower net accumulated other comprehensive income included for regulatory capital of $1.3 billion, mainly from foreign currency translation.
Risk-weighted assets
CET1 risk-weighted assets (RWA) decreased during the quarter by $9.1 billion (or 2.0%) to $459.0 billion. The decline in RWA during the quarter was primarily from the impact of foreign currency translation from a stronger Canadian dollar.
Normal Course Issuer Bid
On May 27, 2025, the Bank announced its intention to seek regulatory approval for a normal course issuer bid (the “NCIB”) pursuant to which it may repurchase for cancellation up to 20 million of its common shares. Purchases under the NCIB are expected to commence on May 30, 2025 and are expected to terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB; (ii) the Bank providing a notice of termination; or (iii) a 12-month period ending on or about May 29, 2026.
Common dividend
The Board of Directors, at its meeting on May 26, 2025, approved a dividend of $1.10 per share, an increase of 4 cents from last quarter. This quarterly dividend is payable to shareholders of record as of July 2, 2025, on July 29, 2025.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 164 of the Bank’s 2024 Annual Report.
Management’s judgement on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgements can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 84 of the Bank’s 2024 Annual Report).
Total derivative notional amounts were $9,942 billion as at April 30, 2025, compared to $9,811 billion as at January 31, 2025 (October 31, 2024 – $9,058 billion). The quarterly increase was due to higher volume of interest rate contracts and foreign exchange contracts, largely offset by foreign currency translation. The total notional amount of over-the-counter
derivatives was $9,170 billion compared to $9,053 billion as at January 31, 2025 (October 31, 2024 – $8,313 billion), of which $6,712 billion was settled through central counterparties as at April 30, 2025 (January 31, 2025 – $6,669 billion; October 31, 2024 – $6,094 billion). The credit equivalent amount, after taking master netting arrangements into account, was $33.6 billion, compared to $34.1 billion at January 31, 2025. The decrease was primarily attributable to the impact of foreign currency translation and lower exposure to equity contracts largely offset by higher exposure to foreign exchange contracts.
Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 71 of the Bank’s 2024 Annual Report. The Bank’s net exposures have remained substantially unchanged from year end.

54	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 68 to 70 of the Bank’s 2024 Annual Report.
Structured entities
In Q2 2025, the Bank established Temperance Street Funding Trust, a Canadian multi-seller conduit. The Bank sponsors a total of three Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the three Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA) or a liquidity agreement (LA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA or LA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $7.5 billion as at April 30, 2025 (October 31, 2024 – $7.7 billion). As at April 30, 2025, total commercial paper outstanding for these conduits was $6.1 billion (October 31, 2024 – $6.4 billion). Funded assets purchased and held by these conduits as at April 30, 2025, as reflected at original cost, were $6.1 billion (October 31, 2024 – $6.3 billion). Other than the changes noted above, there has been no significant change in the composition or risk profile of these conduits since October 31, 2024.
Other
off-balance
sheet arrangements
The Bank uses a capital vehicle to transfer credit exposure to security holders of the vehicle. While credit exposures are transferred, the related assets are not derecognized from the balance sheet. During the quarter, no new guarantee-linked notes were issued from this vehicle.
Regulatory Developments
The Bank continues to monitor global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Regulatory Developments section in the Bank’s 2024 Annual Report, and may be updated below.
Canadian Federal Tax Measures
On March 21, 2025, the Prime Minister announced that the federal government would cancel the previously proposed increase to the capital gains inclusion rate from 50% to 66.7%.
Global Minimum Tax
The Organisation for Economic
Co-operation
and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of
€
750 million, pay a minimum effective tax of 15%. These rules apply to the Bank effective November 1, 2024, and have been enacted or substantively enacted in certain jurisdictions in which the Bank operates, including Canada, whose Global Minimum Tax (GMT) Act was enacted in June 2024.
The IASB previously issued amendments to IAS 12 Income Taxes for a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.
For the six months ended April 30, 2025, the impact of the GMT on the Bank’s effective tax rate was approximately 1%, and was primarily related to its operations in certain Caribbean jurisdictions and Ireland.
Federal government limits non-sufficient funds (NSF) fees on personal deposit accounts
Financial Consumer Protection Framework Regulations were amended to provide a cap on NSF fees at $10 and prohibit the imposition of more than one NSF fee in a period of two business days and when an account is in unauthorized overdraft by less than $10. These amendments that apply to personal deposit accounts come into force on March 12, 2026. The Bank intends to implement the necessary changes to comply with these new requirements.
Accounting Policies and Controls
Accounting policies and estimates
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS)
34
Interim Financial Reporting
, using the same accounting policies as described in Note 3 of the Bank’s audited consolidated financial statements for the year ended October 31, 2024.
The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgements and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate

Scotiabank Second Quarter Report 2025	55

MANAGEMENT’S DISCUSSION & ANALYSIS

income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.
Currently, there is high uncertainty surrounding trade policy and tariffs from the U.S. This results in increased measurement uncertainty for estimates used in financial reporting. In particular, the allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions, and techniques that require a high degree of judgement and is heavily dependent on the forecast of macroeconomic variables. Due to the high level of uncertainty surrounding U.S. trade policy and tariffs, estimates and valuation models applied based on conditions and information existing as at April 30, 2025 may be significantly different from the actual outcome.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 6 of the Bank’s audited consolidated financial statements in the 2024 Annual Report.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended April 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2024 Annual Report. All transactions with related parties continued to be at market terms and conditions.

56	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data
T33 Shares and other instruments

April 30, 2025	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$22,138		$1.10		1,245,549	n/a

NVCC Additional Tier 1 Securities (3)(5)	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes	U.S. $	1,250	U.S. $	18.0769		7.151	1,250
Subordinated Additional Tier 1 Capital Notes (6)	U.S. $	1,250	U.S. $	12.2500		4.900	1,250
Limited Recourse Capital Notes Series 1		$1,250		$9.2500		3.700	1,250
Limited Recourse Capital Notes Series 2	U.S. $	600	U.S. $	9.0625		3.625	600
Limited Recourse Capital Notes Series 3		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4	U.S. $	750	U.S. $	21.5625		8.625	750
Limited Recourse Capital Notes Series 5	U.S. $	750	U.S. $	20.0000		8.000	750
Limited Recourse Capital Notes Series 6	U.S. $	1,000	U.S. $	18.3750		7.350	1,000

NVCC Subordinated Debentures (3)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due December 2025					U.S. $	1,250	4.500
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due August 2033						$1,000	5.679
Subordinated debentures due December 2033					JPY	12,000	1.830
Subordinated debentures due August 2034						$1,000	4.959
Subordinated debentures due May 2037					U.S. $	1,250	4.588

Other	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (7)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							11,895
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on May 27, 2025. The Board of Directors, at its meeting on May 26, 2025, approved a dividend payable on July 29, 2025 to shareholders of record as of July 2, 2025.

(2)	As at May 16, 2025, the number of outstanding common shares and options were 1,245,573 thousand and 11,871 thousand, respectively.
(3)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 22 and 25 of the Consolidated Financial Statements in the Bank’s 2024 Annual Report for further details. The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes as at April 30, 2025 would be 4,907 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(4)	Distributions per face amount of $1,000 or U.S. $1,000 semi-annually or quarterly, as applicable.
(5)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(6)	On May 1, 2025, the Bank announced its intention to redeem these notes on June 4, 2025, at 100% of their principal amount plus accrued interest up to the redemption date.
(7)	These securities have exchange features. Refer to Table 32 in the Bank’s 2024 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 22, 25 and 27 of the Bank’s Consolidated Financial Statements in the 2024 Annual Report.

Scotiabank Second Quarter Report 2025	57

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance for Credit Losses Ratio:
The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Impaired Loans Ratio:
The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Performing Loans Ratio:
The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance against Impaired Loans as a % of Gross Impaired Loans:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Bankers’ Acceptances (BAs):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point:
A unit of measure defined as
one-hundredth
of one percent.
Book Value per Common Share:
Common shareholders’ equity divided by the number of outstanding common shares at the end of the period.
Canadian Overnight Repo Rate Average (CORRA):
CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.
Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

58	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Non-Viability
Contingent Capital (NVCC):
In order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest
expenses.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
This ratio represents
non-interest
expenses as a percentage of total revenue. Management uses the productivity ratio as a measure of the Bank’s efficiency.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 11.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each operating segment. Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.
Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.

Scotiabank Second Quarter Report 2025	59

MANAGEMENT’S DISCUSSION & ANALYSIS

Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Taxable Equivalent Basis (TEB):
The Bank analyzes net interest income,
non-interest
income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up
is recorded in the Other segment.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall change in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

60	Scotiabank Second Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent.
Sovereign:
Defined as a debt obligation of a sovereign, central bank, multi development banks and public sector entities (PSEs) as defined in the OSFI Guideline – Capital Adequacy Requirements (November 2023).
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has higher risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to U.S. $150 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel III Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on
is determined under the Basel III Framework by comparing RWA generated for IRB and standardized portfolios to RWA calculated under a standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank’s RWA.

Scotiabank Second Quarter Report 2025	61

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

63	Condensed Interim Consolidated Financial Statements

68	Notes to the Condensed Interim Consolidated Financial Statements

	68	Note 1 - Reporting entity

	68	Note 2 - Basis of preparation

	68	Note 3 - Material accounting policies

	68	Note 4 - Future accounting developments

	69	Note 5 - Cash and deposits with financial institutions

	69	Note 6 - Investment securities

	70	Note 7 - Loans, impaired loans and allowance for credit losses

	80	Note 8 - Derecognition of financial assets

81	Note 9 - Investments in associates

82	Note 10 - Deposits

82	Note 11 - Capital and financing transactions

83	Note 12 - Capital management

84	Note 13 - Share-based payments

84	Note 14 - Employee benefits

84	Note 15 - Operating segments

86	Note 16 - Interest income and expense

87	Note 17 - Earnings per share

87	Note 18 - Financial instruments

94	Note 19 - Corporate income taxes

95	Note 20 - Acquisitions and divestitures

62	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	April 30 2025	January 31 2025	October 31 2024
Assets
Cash and deposits with financial institutions	5	$63,577	$70,198	$63,860
Precious metals		5,971	3,687	2,540
Trading assets
Securities		118,302	126,019	119,912
Loans		7,841	8,048	7,649
Other		2,844	2,641	2,166
		128,987	136,708	129,727
Securities purchased under resale agreements and securities borrowed		192,632	195,258	200,543
Derivative financial instruments		47,937	48,035	44,379
Investment securities	6	154,291	153,019	152,832
Loans
Residential mortgages	7	359,792	358,791	350,941
Personal loans	7	105,953	106,635	106,379
Credit cards	7	17,224	17,548	17,374
Business and government	7	280,487	290,188	292,671
		763,456	773,162	767,365
Allowance for credit losses	7(c)	7,084	6,857	6,536
		756,372	766,305	760,829
Other
Customers’ liability under acceptances, net of allowance		189	207	148
Property and equipment		4,809	4,902	5,252
Investments in associates	9	5,868	5,940	1,821
Goodwill and other intangible assets		16,089	16,218	16,853
Deferred tax assets		2,950	2,892	2,942
Other assets		35,793	35,782	30,301
		65,698	65,941	57,317
Total assets		$1,415,465	$1,439,151	$1,412,027
Liabilities
Deposits
Personal	10	$301,069	$303,798	$298,821
Business and government	10	604,307	617,874	600,114
Financial institutions	10	40,467	44,377	44,914
		945,843	966,049	943,849
Financial instruments designated at fair value through profit or loss	18(b)	39,127	39,594	36,341
Other
Acceptances		190	210	149
Obligations related to securities sold short		36,543	34,855	35,042
Derivative financial instruments		61,933	59,847	51,260
Obligations related to securities sold under repurchase agreements and securities lent		177,987	182,259	190,449
Subordinated debentures		7,891	8,042	7,833
Other liabilities		59,445	61,874	63,028
		343,989	347,087	347,761
Total liabilities		1,328,959	1,352,730	1,327,951
Equity
Common equity
Common shares	11	22,138	22,136	22,054
Retained earnings		57,965	57,445	57,751
Accumulated other comprehensive income (loss)		(5,191)	(4,789)	(6,147)
Other reserves		(226)	(229)	(68)
Total common equity		74,686	74,563	73,590
Preferred shares and other equity instruments	11	10,232	10,232	8,779
Total equity attributable to equity holders of the Bank		84,918	84,795	82,369
Non-controlling interests in subsidiaries		1,588	1,626	1,707
Total equity		86,506	86,421	84,076
Total liabilities and equity		$1,415,465	$1,439,151	$1,412,027
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2025	63

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the six months ended
(Unaudited) ($ millions)	Note	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Revenue
Interest income (1)
Loans		$10,922	$11,537	$11,792	$22,459	$23,704
Securities		1,993	2,164	2,277	4,157	4,580
Securities purchased under resale agreements and securities borrowed		661	616	372	1,277	718
Deposits with financial institutions		711	663	771	1,374	1,649
	16	14,287	14,980	15,212	29,267	30,651
Interest expense
Deposits		8,267	9,088	9,761	17,355	19,674
Subordinated debentures		103	99	121	202	256
Other		647	620	636	1,267	1,254
	16	9,017	9,807	10,518	18,824	21,184
Net interest income		5,270	5,173	4,694	10,443	9,467
Non-interest income
Card revenues		223	218	214	441	423
Banking services fees		496	502	477	998	977
Credit fees		291	326	437	617	933
Mutual funds		607	635	551	1,242	1,089
Brokerage fees		349	353	317	702	608
Investment management and trust		288	286	273	574	539
Underwriting and advisory fees		246	223	196	469	332
Non-trading foreign exchange		216	264	245	480	473
Trading revenues		405	655	383	1,060	856
Net gain on sale of investment securities		7	31	19	38	22
Net income from investments in associated corporations		159	113	57	272	103
Insurance service results		121	125	108	246	222
Other fees and commissions		391	422	286	813	577
Other		11	46	90	57	159
		3,810	4,199	3,653	8,009	7,313
Total revenue		9,080	9,372	8,347	18,452	16,780
Provision for credit losses		1,398	1,162	1,007	2,560	1,969
		7,682	8,210	7,340	15,892	14,811
Non-interest expenses
Salaries and employee benefits		2,641	2,709	2,455	5,350	4,901
Premises and technology		814	800	699	1,614	1,407
Depreciation and amortization		393	403	410	796	831
Communications		103	97	99	200	205
Advertising and business development		159	156	148	315	300
Professional		229	205	191	434	353
Business and capital taxes		171	184	171	355	354
Other		600	1,937	538	2,537	1,099
		5,110	6,491	4,711	11,601	9,450
Income before taxes		2,572	1,719	2,629	4,291	5,361
Income tax expense	19	540	726	537	1,266	1,070
Net income		$2,032	$993	$2,092	$3,025	$4,291
Net income attributable to non-controlling interests in subsidiaries		56	(154)	26	(98)	51
Net income attributable to equity holders of the Bank		$1,976	$1,147	$2,066	$3,123	$4,240
Preferred shareholders and other equity instrument holders		135	122	123	257	231
Common shareholders		$1,841	$1,025	$1,943	$2,866	$4,009
Earnings per common share (in dollars)
Basic	17	$1.48	$0.82	$1.59	$2.30	$3.29
Diluted	17	1.48	0.66	1.57	2.15	3.25
Dividends paid per common share (in dollars)		1.06	1.06	1.06	2.12	2.12
(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $13,943 for the three months ended April 30, 2025 (January 31, 2025 – $14,577; April 30, 2024 – $14,776) and for the six months ended April 30, 2025 – $28,520 (April 30, 2024 – $29,674).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

64	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Net income	$2,032	$993	$2,092	$3,025	$4,291
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(1,847)	1,645	753	(202)	(999)
Net gains (losses) on hedges of net investments in foreign operations	539	(683)	(375)	(144)	241
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(21)	4	4	(17)	(1)
Net gains (losses) on hedges of net investments in foreign operations	149	(190)	(106)	(41)	62
	(1,436)	1,148	480	(288)	(819)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	1,164	140	(1,712)	1,304	666
Reclassification of net (gains) losses to net income	(1,056)	(107)	1,435	(1,163)	(103)
Income tax expense (benefit):
Net gains (losses) in fair value	311	32	(458)	343	181
Reclassification of net (gains) losses to net income	(286)	(24)	385	(310)	(17)
	83	25	(204)	108	399
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	2,522	(204)	(723)	2,318	924
Reclassification of net (gains) losses to net income	(1,759)	663	(89)	(1,096)	(234)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	758	(32)	(235)	726	262
Reclassification of net (gains) losses to net income	(561)	155	13	(406)	(59)
	566	336	(590)	902	487
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	(2)	5	(1)	3	7
Income tax expense (benefit)	(1)	1	(1)	–	1
	(1)	4	–	3	6
Other comprehensive income (loss) from investments in associates	110	(62)	1	48	(3)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(255)	260	289	5	(241)
Income tax expense (benefit)	(69)	78	81	9	(72)
	(186)	182	208	(4)	(169)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	49	4	(59)	53	181
Income tax expense (benefit)	34	(8)	(36)	26	24
	15	12	(23)	27	157
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	512	(264)	(474)	248	(885)
Income tax expense (benefit)	142	(73)	(132)	69	(246)
	370	(191)	(342)	179	(639)
Other comprehensive income (loss) from investments in associates	14	(7)	–	7	1
Other comprehensive income (loss)	(465)	1,447	(470)	982	(580)
Comprehensive income (loss)	$1,567	$2,440	$1,622	$4,007	$3,711
Comprehensive income (loss) attributable to non-controlling interests	(7)	(65)	60	(72)	42
Comprehensive income (loss) attributable to equity holders of the Bank	1,574	2,505	1,562	4,079	3,669
Preferred shareholders and other equity instrument holders	135	122	123	257	231
Common shareholders	$1,439	$2,383	$1,439	$3,822	$3,438
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2025	65

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total

Balance as at October 31, 2024	$22,054	$57,751	$(3,559)	$(491)	$339	$(2,197)	$(239)	$(68)	$73,590	$8,779	$82,369	$1,707	$84,076
Net income	–	2,866	–	–	–	–	–	–	2,866	257	3,123	(98)	3,025
Other comprehensive income (loss)	–	–	(292)	108	29	906	205	–	956	–	956	26	982
Total comprehensive income	$–	$2,866	$(292)	$108	$29	$906	$205	$–	$3,822	$257	$4,079	$(72)	$4,007
Shares/instruments issued	84	–	–	–	–	–	–	(5)	79	1,453	1,532	–	1,532
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends and distributions paid to equity holders	–	(2,641)	–	–	–	–	–	–	(2,641)	(257)	(2,898)	(47)	(2,945)
Share-based payments (3)	–	–	–	–	–	–	–	11	11	–	11	–	11
Other	–	(11)	–	–	–	–	–	(164)	(175)	–	(175)	–	(175)
Balance as at April 30, 2025	$22,138	$57,965	$(3,851)	$(383)	$368	$(1,291)	$(34)	$(226)	$74,686	$10,232	$84,918	$1,588	$86,506

Balance as at October 31, 2023	$20,109	$55,673	$(1,755)	$(1,104)	$14	$(4,545)	$459	$(84)	$68,767	$8,075	$76,842	$1,729	$78,571
Net income	–	4,009	–	–	–	–	–	–	4,009	231	4,240	51	4,291
Other comprehensive income (loss)	–	–	(827)	399	153	491	(787)	–	(571)	–	(571)	(9)	(580)
Total comprehensive income	$–	$4,009	$(827)	$399	$153	$491	$(787)	$–	$3,438	$231	$3,669	$42	$3,711
Shares/instruments issued	957	–	–	–	–	–	–	(1)	956	1,004	1,960	–	1,960
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	(300)	(300)	–	(300)
Dividends and distributions paid to equity holders	–	(2,582)	–	–	–	–	–	–	(2,582)	(231)	(2,813)	(56)	(2,869)
Share-based payments (3)	–	–	–	–	–	–	–	10	10	–	10	–	10
Other	–	(19)	–	–	–	–	–	7	(12)	–	(12)	4	(8)
Balance as at April 30, 2024	$21,066	$57,081	$(2,582)	$(705)	$167	$(4,054)	$(328)	$(68)	$70,577	$8,779	$79,356	$1,719	$81,075
(1)	Includes undistributed retained earnings of $74 (April 30, 2024 – $73) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

66	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Cash flows from operating activities
Net income	$2,032	$2,092	$3,025	$4,291
Adjustment for:
Net interest income	(5,270)	(4,694)	(10,443)	(9,467)
Depreciation and amortization	393	410	796	831
Provision for credit losses	1,398	1,007	2,560	1,969
Equity-settled share-based payment expense	3	–	11	10
Net gain on sale of investment securities	(7)	(19)	(38)	(22)
Net (gain)/loss on divestitures	35	–	1,397	–
Net income from investments in associated corporations	(159)	(57)	(272)	(103)
Income tax expense	540	537	1,266	1,070
Changes in operating assets and liabilities:
Trading assets	5,211	(4,543)	934	(14,225)
Securities purchased under resale agreements and securities borrowed	(2,684)	9,105	7,604	5,773
Loans	(1,239)	(5,528)	1,633	(6,001)
Deposits	(2,863)	(6,929)	5,187	(4,284)
Obligations related to securities sold short	2,147	(6,215)	1,420	1,337
Obligations related to securities sold under repurchase agreements and securities lent	1,520	8,418	(12,208)	13,648
Net derivative financial instruments	4,962	(170)	9,529	1,102
Other, net	(8,165)	1,314	(13,513)	(3,449)
Interest and dividends received	14,374	15,189	29,829	30,092
Interest paid	(9,074)	(10,045)	(19,585)	(20,372)
Income tax paid	(675)	(822)	(1,919)	(853)
Net cash from/(used in) operating activities	2,479	(950)	7,213	1,347
Cash flows from investing activities
Interest-bearing deposits with financial institutions	5,548	10,164	1,483	31,202
Purchase of investment securities	(25,564)	(25,251)	(42,679)	(65,028)
Proceeds from sale and maturity of investment securities	20,833	20,902	40,900	38,761
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	211	–	(2,637)	–
Property and equipment, net of disposals	(120)	(88)	(128)	(234)
Other, net	(56)	(310)	(199)	(477)
Net cash from/(used in) investing activities	852	5,417	(3,260)	4,224
Cash flows from financing activities
Redemption of subordinated debentures	–	–	–	(1,750)
Proceeds from preferred shares and other equity instruments issued	–	–	1,453	1,004
Redemption of preferred shares	–	–	–	(300)
Proceeds from common shares issued	2	467	84	957
Cash dividends and distributions paid	(1,456)	(1,418)	(2,898)	(2,813)
Distributions to non-controlling interests	(31)	(41)	(47)	(56)
Payment of lease liabilities	(73)	(78)	(149)	(158)
Other, net	(550)	(2,960)	(957)	(2,776)
Net cash from/(used in) financing activities	(2,108)	(4,030)	(2,514)	(5,892)
Effect of exchange rate changes on cash and cash equivalents	(312)	121	(37)	(83)
Net change in cash and cash equivalents	911	558	1,402	(404)
Cash and cash equivalents at beginning of period (1)	9,897	9,211	9,406	10,173
Cash and cash equivalents at end of period (1)	$10,808	$9,769	$10,808	$9,769
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements were prepared in accordance with IAS 34,
Interim Financial Reporting
, using the same accounting policies as described in Note 3 of the Bank’s audited consolidated financial statements for the year ended October 31, 2024.
These condensed interim consolidated financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2024.
The condensed interim consolidated financial statements for the quarter ended April 30, 2025 have been approved by the Board of Directors for issue on May 27, 2025.
Basis of measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgements
The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgements and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.
Currently, there is high uncertainty surrounding trade policy and tariffs from the U.S. This results in increased measurement uncertainty for estimates used in financial reporting. In particular, the allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions, and techniques that require a high degree of judgement and is heavily dependent on the forecast of macroeconomic variables. Due to the high level of uncertainty surrounding U.S. trade policy and tariffs, estimates and valuation models applied based on conditions and information existing as at April 30, 2025 may be significantly different from the actual outcome.

3.	Material accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2024 included in the 2024 Annual Report.
The material accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2024 as described in Note 3 of the Bank’s audited consolidated financial statements in the 2024 Annual Report.

4.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 6 of the Bank’s audited consolidated financial statements in the 2024 Annual Report.

68	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	Cash and deposits with financial institutions

	As at
($ millions)	April 30 2025		January 31 2025		October 31 2024
Cash and non-interest-bearing deposits with financial institutions	$10,808		$9,897		$9,406
Interest-bearing deposits with financial institutions	52,769		60,301		54,454
Total	$63,577	(1)	$70,198	(1)	$63,860	(1)
(1)	Net of allowances of $3 (January 31, 2025 – $3; October 31, 2024 – $3).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $6,464 million (January 31, 2025 – $5,793 million; October 31, 2024 – $5,322 million) and are included above.

6.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	April 30 2025	January 31 2025	October 31 2024

Debt investment securities measured at FVOCI	$125,483	$122,132	$118,226
Debt investment securities measured at amortized cost	26,454	28,494	29,412
Equity investment securities designated at FVOCI	371	290	3,162
Equity investment securities measured at FVTPL	1,954	2,076	2,004
Debt investment securities measured at FVTPL	29	27	28
Total investment securities	$154,291	$153,019	$152,832
(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at April 30, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Canadian federal government issued or guaranteed debt	$21,899	$349	$98	$22,150
Canadian provincial and municipal debt	21,742	387	115	22,014
U.S. treasury and other U.S. agency debt	49,757	487	723	49,521
Other foreign government debt	28,300	314	259	28,355
Other debt	3,433	35	25	3,443
Total	$125,131	$1,572	$1,220	$125,483

As at January 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$21,039	$315	$124	$21,230
Canadian provincial and municipal debt	19,090	335	197	19,228
U.S. treasury and other U.S. agency debt	49,249	124	1,072	48,301
Other foreign government debt	29,882	218	382	29,718
Other debt	3,668	23	36	3,655
Total	$122,928	$1,015	$1,811	$122,132

As at October 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$21,473	$219	$152	$21,540
Canadian provincial and municipal debt	17,500	234	209	17,525
U.S. treasury and other U.S. agency debt	47,156	214	994	46,376
Other foreign government debt	29,505	181	400	29,286
Other debt	3,514	22	37	3,499
Total	$119,148	$870	$1,792	$118,226

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Debt investment securities measured at amortized cost

	As at
	April 30, 2025		January 31, 2025		October 31, 2024
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value (1)	Fair value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$7,097	$7,007	$7,886	$7,831	$8,722	$8,721
U.S. treasury and other U.S. agency debt	16,019	16,828	17,496	18,399	17,440	18,440
Other foreign government debt	2,421	2,418	2,056	2,055	2,044	2,041
Corporate debt	207	201	215	209	216	210
Total	$25,744	$26,454	$27,653	$28,494	$28,422	$29,412

(1)	Balances are net of allowances, which are $1 (January 31, 2025 – $1; October 31, 2024 – $1).
(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)

As at April 30, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$216	$186	$31	$371
Total	$216	$186	$31	$371

As at January 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$183	$136	$29	$290
Total	$183	$136	$29	$290

As at October 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$2,522	$713	$73	$3,162
Total	$2,522	$713	$73	$3,162
Dividend income earned on equity securities designated at FVOCI of $9 million for the three months ended April 30, 2025 (January 31, 2025 – $36 million; April 30, 2024 – $33 million) and for the six months ended April 30, 2025 – $45 million (April 30, 2024 – $80 million) has been recognized in interest income.
During the three months ended April 30, 2025, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $2 million (January 31, 2025 – $1,812 million; April 30, 2024 – $453 million) and for the six months ended April 30, 2025 – $1,814 million (April 30, 2024 – $938 million) for economic reasons and according to its investment strategy. This has resulted in a realized gain of $0.02 million in the three months ended April 30, 2025 (January 31, 2025 – $539 million; April 30, 2024 – $39 million) and for the six months ended April 30, 2025 – realized gain of $539 million (April 30, 2024 – $21 million).

7.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	April 30, 2025
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount

Residential mortgages	$359,792	$1,378	$358,414
Personal loans	105,953	2,379	103,574
Credit cards	17,224	1,235	15,989
Business and government	280,487	2,092	278,395
Total	$763,456	$7,084	$756,372

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at
	January 31, 2025			October 31, 2024
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$358,791	$1,280	$357,511	$350,941	$1,208	$349,733
Personal loans	106,635	2,426	104,209	106,379	2,319	104,060
Credit cards	17,548	1,185	16,363	17,374	1,160	16,214
Business and government	290,188	1,966	288,222	292,671	1,849	290,822
Total	$773,162	$6,857	$766,305	$767,365	$6,536	$760,829
(b) Impaired loans
(1)

	As at
	April 30, 2025
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,579	$748	$1,831
Personal loans	1,060	617	443
Credit cards	–	–	–
Business and government	3,210	836	2,374
Total	$6,849	$2,201	$4,648
By geography:
Canada	$2,273	$682	$1,591
United States	64	23	41
Mexico	1,386	460	926
Peru	716	361	355
Chile	1,333	307	1,026
Colombia	336	116	220
Other international	741	252	489
Total	$6,849	$2,201	$4,648

	As at
	January 31, 2025			October 31, 2024
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,563	$711	$1,852	$2,372	$645	$1,727
Personal loans	1,169	647	522	1,117	621	496
Credit cards	–	–	–	–	–	–
Business and government	3,332	832	2,500	3,250	788	2,462
Total	$7,064	$2,190	$4,874	$6,739	$2,054	$4,685
By geography:
Canada	$2,299	$623	$1,676	$2,158	$569	$1,589
United States	110	20	90	109	22	87
Mexico	1,371	438	933	1,343	424	919
Peru	730	404	326	715	385	330
Chile	1,343	293	1,050	1,249	281	968
Colombia	364	128	236	322	109	213
Other international	847	284	563	843	264	579
Total	$7,064	$2,190	$4,874	$6,739	$2,054	$4,685

(1)	Interest income recognized on impaired loans during the three months ended April 30, 2025 was $24 (January 31, 2025 – $26; October 31, 2024 – $22).
(c) Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates, and house price indices, which are closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgement both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events, up to the date of financial statements. As required under IFRS 9, the allowance for credit losses at each reporting period must be based on inputs, assumptions and information available up to that date.
Given the extreme uncertainty surrounding future U.S. trade policies and the direction of tariffs, the scenarios this quarter have varying assumptions of imposed tariffs. The base case scenario assumed tariffs announced and implemented as of April 30th, avoiding speculation on future announcements, including potential trade deals and tariff pauses. Differing assumptions are reflected in the alternate scenarios described below. As new information comes to light in future quarters, the scenarios and assumptions will be updated accordingly.
A dramatic escalation of trade tensions in recent months and the subsequent increase in uncertainty are behind substantial downward revisions to the U.S. baseline outlook. These developments pose steep economic costs on the U.S. economy, severely damaging consumer and business sentiments, weakening spending, disrupting supply chains, and adding inflationary pressures. The latter reduces the Federal Reserve’s ability to support the economy amidst economic damage and rising inflation. We expect the Federal Reserve to hold its policy rate through 2025 and start cutting in Q1 2026 – a year later than expected last quarter. While the current quarter’s baseline scenario does not forecast a U.S. recession, the central bank’s limited ability to cushion the economy against further escalations increases the risk of one. This threat is reflected in reduced investor confidence in U.S. dollar-denominated assets, with recent declines in sovereign yields largely reflecting expectations of weaker growth. Tariffs applied to Canada have so far largely aligned with our placeholder assumptions since last quarter. However, Canada does not escape the negative effects on demand from elevated uncertainty, a substantially weaker U.S. economy, and weaker commodity prices. Canada’s growth outlook has been revised down relative to last quarter, and the Bank of Canada is expected to respond to this demand-driven weakness by easing rates, ending 2026 at 100 basis points lower than expected last quarter.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand-type shock with globally tighter financial conditions, weaker growth and inflation, and lower monetary policy rates than in the base case scenario. It also assumes a combination of U.S. imposed tariffs on world economies, including
 12.5%
on imports from Canada and Mexico while facing no retaliation from these countries. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. It also assumes U.S. imposed tariffs with a magnitude twice that of the pessimistic scenario. Here, all countries retaliate. This results in higher inflation, requiring central banks to raise their policy rates to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at April 30, 2025	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.2	2.0	2.0	2.7	-1.6	2.5	-4.4	3.0
Consumer price index, y/y %	2.1	2.2	2.1	2.5	1.3	1.8	5.3	2.3
Unemployment rate, average %	7.4	6.2	6.7	5.3	8.4	6.9	11.1	7.4
Bank of Canada overnight rate target, average %	2.7	2.4	2.8	3.3	2.4	2.1	3.5	3.2
HPI - Housing Price Index, y/y % change	2.0	4.3	3.3	5.7	-2.0	5.2	-4.5	4.6
USD/CAD exchange rate, average	1.39	1.32	1.44	1.34	1.54	1.33	1.60	1.35
U.S.
Real GDP growth, y/y % change	0.6	2.1	1.8	2.8	-1.9	2.9	-4.0	3.2
Consumer price index, y/y %	2.9	2.4	2.8	2.8	2.8	2.4	6.2	2.7
Target federal funds rate, upper limit, average %	4.4	3.3	4.1	3.8	4.0	2.8	4.9	3.9
Unemployment rate, average %	5.1	4.7	4.2	3.9	6.0	4.8	7.9	5.1
Mexico
Real GDP growth, y/y % change	-1.0	2.1	1.1	2.6	-2.4	2.5	-5.0	3.0
Unemployment rate, average %	3.4	3.9	3.3	3.4	4.3	4.1	6.4	4.9
Chile
Real GDP growth, y/y % change	2.8	2.2	4.3	3.2	0.2	2.9	-3.4	3.6
Unemployment rate, average %	8.0	7.0	7.7	6.4	9.4	7.2	11.4	7.6
Peru
Real GDP growth, y/y % change	2.8	3.0	4.0	4.1	-0.2	3.7	-1.1	4.1
Unemployment rate, average %	6.0	6.1	5.7	5.2	7.4	6.6	11.2	7.7
Colombia
Real GDP growth, y/y % change	2.7	2.7	3.5	3.7	-0.3	3.4	-1.3	3.8
Unemployment rate, average %	10.6	9.9	10.3	9.1	12.9	10.8	19.6	12.6
Caribbean
Real GDP growth, y/y % change	3.8	3.9	4.3	4.7	1.5	4.5	-0.4	4.9
Global
WTI oil price, average USD/bbl	60	67	67	79	53	59	47	56
Copper price, average USD/lb	4.03	4.99	4.40	5.40	3.90	4.87	3.68	4.76
Global GDP, y/y % change	2.3	2.7	3.6	3.4	0.3	3.2	-1.8	3.6

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at January 31, 2025	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	2.1	1.7	2.9	2.6	-1.4	2.5	-4.5	3.1
Consumer price index, y/y %	2.0	2.0	2.2	2.4	1.3	1.7	5.7	2.1
Unemployment rate, average %	6.6	6.1	6.2	5.2	8.2	6.9	11.1	7.5
Bank of Canada overnight rate target, average %	3.0	2.7	3.2	3.6	2.6	2.1	3.8	3.3
HPI - Housing Price Index, y/y % change	3.4	2.8	4.3	4.1	-2.0	3.5	-4.8	2.8
USD/CAD exchange rate, average	1.44	1.35	1.43	1.33	1.55	1.34	1.62	1.36
U.S.
Real GDP growth, y/y % change	2.1	1.8	2.9	2.5	-1.4	2.7	-3.8	3.1
Consumer price index, y/y %	2.3	2.3	2.5	2.6	2.5	2.1	6.3	2.5
Target federal funds rate, upper limit, average %	4.1	3.0	4.2	3.5	4.0	2.5	5.0	3.6
Unemployment rate, average %	4.1	4.4	4.0	4.1	5.9	5.0	8.0	5.3
Mexico
Real GDP growth, y/y % change	0.8	2.1	1.6	2.9	-2.4	2.8	-5.3	3.5
Unemployment rate, average %	3.4	3.9	3.2	3.3	4.3	4.1	6.6	5.0
Chile
Real GDP growth, y/y % change	2.5	2.3	4.1	3.1	-0.5	3.0	-4.5	3.9
Unemployment rate, average %	8.0	7.0	7.7	6.4	9.6	7.3	11.9	7.7
Peru
Real GDP growth, y/y % change	2.8	3.1	3.8	4.2	-0.7	3.9	-1.7	4.3
Unemployment rate, average %	5.9	5.9	5.3	4.8	7.4	6.5	11.6	7.6
Colombia
Real GDP growth, y/y % change	2.9	2.7	4.3	3.7	-0.4	3.4	-1.5	3.9
Unemployment rate, average %	10.4	10.1	10.0	9.2	13.0	11.1	20.3	13.2
Caribbean
Real GDP growth, y/y % change	3.8	3.9	4.5	4.7	0.5	4.6	-2.4	5.2
Global
WTI oil price, average USD/bbl	66	67	70	81	54	60	47	56
Copper price, average USD/lb	4.50	5.17	4.66	5.71	4.04	5.04	3.78	4.91
Global GDP, y/y % change	3.0	2.6	3.9	3.4	0.2	3.3	-2.1	3.8

Scotiabank Second Quarter Report 2025	73

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at October 31, 2024	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.8	2.2	2.8	3.1	-1.6	2.9	-4.4	3.4
Consumer price index, y/y %	2.2	2.0	2.4	2.5	1.6	1.7	5.8	2.2
Unemployment rate, average %	6.7	6.0	6.3	5.0	8.4	6.9	11.1	7.3
Bank of Canada overnight rate target, average %	3.3	2.6	3.5	3.6	2.9	2.0	4.0	3.2
HPI - Housing Price Index, y/y % change	1.6	4.2	2.4	5.5	-3.7	4.8	-5.8	4.1
USD/CAD exchange rate, average	1.34	1.30	1.33	1.28	1.43	1.28	1.49	1.30
U.S.
Real GDP growth, y/y % change	1.6	2.2	2.3	3.1	-1.6	3.0	-4.0	3.4
Consumer price index, y/y %	2.4	2.3	2.6	2.7	1.3	2.0	6.2	2.5
Target federal funds rate, upper limit, average %	4.1	2.9	4.1	3.4	3.6	1.8	4.8	3.4
Unemployment rate, average %	4.3	4.3	4.2	3.9	6.0	4.9	8.1	5.2
Mexico
Real GDP growth, y/y % change	1.3	2.1	2.6	2.9	-0.8	2.6	-2.9	3.2
Unemployment rate, average %	3.3	3.9	3.0	3.1	4.1	4.0	6.3	4.9
Chile
Real GDP growth, y/y % change	3.0	2.2	4.6	3.2	0.1	3.0	-3.6	3.8
Unemployment rate, average %	7.9	6.7	7.6	6.0	9.5	7.0	11.5	7.4
Peru
Real GDP growth, y/y % change	2.6	3.4	3.6	4.5	1.5	3.7	-0.5	4.3
Unemployment rate, average %	6.7	6.2	6.2	5.2	8.1	6.5	11.8	8.0
Colombia
Real GDP growth, y/y % change	2.6	2.7	3.7	3.8	1.4	3.1	-0.5	3.6
Unemployment rate, average %	11.1	10.1	10.7	9.1	13.5	10.6	19.8	13.0
Caribbean
Real GDP growth, y/y % change	3.6	3.8	4.2	4.5	2.5	4.2	0.6	4.7
Global
WTI oil price, average USD/bbl	73	69	78	83	60	60	53	58
Copper price, average USD/lb	4.99	5.29	5.16	5.86	4.50	5.13	4.32	5.02
Global GDP, y/y % change	3.4	2.4	4.3	3.3	0.6	3.1	-1.5	3.5

(iii)	Sensitivity
Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $5,075 million (January 31, 2025 – $4,890 million; October 31, 2024 – $4,682 million) from $4,774 million (January 31, 2025 – $4,475 million; October 31, 2024 – $4,316 million).
The Bank enhanced certain of its IFRS 9 models in the current year and prior year, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. If the Bank was to apply a probability weighted average of its two pessimistic scenarios for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $1,081 million higher than the reported allowance for credit losses as at April 30, 2025 (January 31, 2025 – $1,082 million; October 31, 2024 – $942 million), excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under
the Bank’s
current probability-weighted scenarios, if all performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $822 million (January 31, 2025 – $732 million; October 31, 2024 – $693 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2024	Provision for credit losses (1)	Net write-offs	Other, including foreign currency adjustment	Balance as at April 30, 2025

Residential mortgages	$1,208	$205	$(40)	$5	$1,378
Personal loans	2,319	1,080	(930)	(90)	2,379
Credit cards	1,160	722	(647)	–	1,235
Business and government	2,036	571	(268)	(71)	2,268
	$6,723	$2,578	$(1,885)	$(156)	$7,260
Presented as:
Allowance for credit losses on loans	$6,536				$7,084
Allowance for credit losses on acceptances (2)	1				1
Allowance for credit losses on off-balance sheet exposures (3)	186				175

(1)	Excludes amounts associated with other assets and reversal of impairment losses of $(18) . The provision for credit losses, net of these amounts, is $2,560.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

74	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	Balance as at November 1, 2023	Provision for credit losses (1)	Net write-offs	Other, including foreign currency adjustment	Balance as at April 30, 2024
Residential mortgages	$1,084	$144	$(44)	$4	$1,188
Personal loans	2,414	910	(912)	(72)	2,340
Credit cards	1,237	562	(553)	(7)	1,239
Business and government	1,876	360	(184)	(65)	1,987
	$6,611	$1,976	$(1,693)	$(140)	$6,754
Presented as:
Allowance for credit losses on loans	$6,372				$6,507
Allowance for credit losses on acceptances (2)	90				89
Allowance for credit losses on off-balance sheet exposures (3)	149				158

(1)	Excludes amounts associated with other assets and reversal of impairment losses of $(7) . The provision for credit losses, net of these amounts, is $1,969.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at April 30, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$178	$452	$748	$1,378
Personal loans	534	1,228	617	2,379
Credit cards	292	943	–	1,235
Business and government	667	589	836	2,092
Total (1)	$1,671	$3,212	$2,201	$7,084

(1)	Excludes allowance for credit losses of $192 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$165	$398	$645	$1,208
Personal loans	544	1,154	621	2,319
Credit cards	288	872	–	1,160
Business and government	586	475	788	1,849
Total (1)	$1,583	$2,899	$2,054	$6,536
(1)	Excludes allowance for credit losses of $200 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at April 30, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$259	$349	$580	$1,188
Personal loans	626	1,058	656	2,340
Credit cards	357	882	–	1,239
Business and government	550	426	764	1,740
Total (1)	$1,792	$2,715	$2,000	$6,507

(1)	Excludes allowance for credit losses of $261 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

Scotiabank Second Quarter Report 2025	75

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended
	April 30, 2025				April 30, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Retail loans:
Residential mortgages
Balance at beginning of period	$160	$409	$711	$1,280	$246	$336	$533	$1,115
Provision for credit losses
Remeasurement (1)	(41)	66	112	137	(43)	30	92	79
Newly originated or purchased financial assets	13	–	–	13	9	–	–	9
Derecognition of financial assets and maturities	(2)	(7)	–	(9)	(2)	(5)	–	(7)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	63	(49)	(14)	–	55	(43)	(12)	–
Stage 2	(13)	65	(52)	–	(10)	48	(38)	–
Stage 3	–	(24)	24	–	–	(21)	21	–
Gross write-offs	–	–	(28)	(28)	–	–	(31)	(31)
Recoveries	–	–	4	4	–	–	5	5
Foreign exchange and other movements	(2)	(8)	(9)	(19)	4	4	10	18
Balance at end of period	$178	$452	$748	$1,378	$259	$349	$580	$1,188
Personal loans
Balance at beginning of period	$554	$1,225	$647	$2,426	$629	$1,050	$623	$2,302
Provision for credit losses
Remeasurement (1)	(166)	317	371	522	(185)	254	404	473
Newly originated or purchased financial assets	93	–	–	93	97	–	–	97
Derecognition of financial assets and maturities	(20)	(35)	–	(55)	(24)	(47)	–	(71)
Changes in models and methodologies	7	(32)	(3)	(28)	–	–	–	–
Transfer to (from):
Stage 1	161	(157)	(4)	–	168	(165)	(3)	–
Stage 2	(48)	77	(29)	–	(60)	87	(27)	–
Stage 3	(2)	(122)	124	–	(4)	(127)	131	–
Gross write-offs	–	–	(517)	(517)	–	–	(552)	(552)
Recoveries	–	–	72	72	–	–	67	67
Foreign exchange and other movements	(45)	(45)	(44)	(134)	5	6	13	24
Balance at end of period	$534	$1,228	$617	$2,379	$626	$1,058	$656	$2,340
Credit cards
Balance at beginning of period	$295	$890	$–	$1,185	$381	$851	$–	$1,232
Provision for credit losses
Remeasurement (1)	(70)	235	225	390	(99)	161	199	261
Newly originated or purchased financial assets	26	–	–	26	40	–	–	40
Derecognition of financial assets and maturities	(10)	(9)	–	(19)	(13)	(16)	–	(29)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	95	(95)	–	–	85	(85)	–	–
Stage 2	(30)	30	–	–	(40)	40	–	–
Stage 3	–	(94)	94	–	–	(79)	79	–
Gross write-offs	–	–	(365)	(365)	–	–	(327)	(327)
Recoveries	–	–	49	49	–	–	47	47
Foreign exchange and other movements	(14)	(14)	(3)	(31)	3	10	2	15
Balance at end of period	$292	$943	$–	$1,235	$357	$882	$–	$1,239
Total retail loans
Balance at beginning of period	$1,009	$2,524	$1,358	$4,891	$1,256	$2,237	$1,156	$4,649
Provision for credit losses
Remeasurement (1)	(277)	618	708	1,049	(327)	445	695	813
Newly originated or purchased financial assets	132	–	–	132	146	–	–	146
Derecognition of financial assets and maturities	(32)	(51)	–	(83)	(39)	(68)	–	(107)
Changes in models and methodologies	7	(32)	(3)	(28)	–	–	–	–
Transfer to (from):
Stage 1	319	(301)	(18)	–	308	(293)	(15)	–
Stage 2	(91)	172	(81)	–	(110)	175	(65)	–
Stage 3	(2)	(240)	242	–	(4)	(227)	231	–
Gross write-offs	–	–	(910)	(910)	–	–	(910)	(910)
Recoveries	–	–	125	125	–	–	119	119
Foreign exchange and other movements	(61)	(67)	(56)	(184)	12	20	25	57
Balance at end of period	$1,004	$2,623	$1,365	$4,992	$1,242	$2,289	$1,236	$4,767
Non-retail loans:
Business and government
Balance at beginning of period	$790	$551	$832	$2,173	$614	$439	$782	$1,835
Provision for credit losses
Remeasurement (1)	9	123	211	343	(9)	50	128	169
Newly originated or purchased financial assets	317	–	–	317	214	–	–	214
Derecognition of financial assets and maturities	(296)	(26)	(11)	(333)	(186)	(28)	(2)	(216)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	38	(38)	–	–	33	(33)	–	–
Stage 2	(16)	18	(2)	–	(21)	22	(1)	–
Stage 3	(1)	(5)	6	–	–	(4)	4	–
Gross write-offs	–	–	(163)	(163)	–	–	(108)	(108)
Recoveries	–	–	17	17	–	–	10	10
Foreign exchange and other movements	(21)	(12)	(54)	(87)	8	1	(15)	(6)
Balance at end of period including off-balance sheet exposures	$820	$611	$836	$2,267	$653	$447	$798	$1,898
Less: Allowance for credit losses on off-balance sheet exposures (2)	(153)	(22)	–	(175)	(103)	(21)	(34)	(158)
Balance at end of period (2)	$667	$589	$836	$2,092	$550	$426	$764	$1,740

76	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at and for the six months ended
	April 30, 2025				April 30, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$165	$398	$645	$1,208	$265	$321	$498	$1,084
Provision for credit losses
Remeasurement (1)	(99)	102	201	204	(108)	66	180	138
Newly originated or purchased financial assets	25	–	–	25	20	–	–	20
Derecognition of financial assets and maturities	(4)	(13)	–	(17)	(4)	(10)	–	(14)
Changes in models and methodologies	(2)	(14)	9	(7)	–	–	–	–
Transfer to (from):
Stage 1	116	(92)	(24)	–	105	(80)	(25)	–
Stage 2	(23)	120	(97)	–	(21)	97	(76)	–
Stage 3	–	(49)	49	–	–	(42)	42	–
Gross write-offs	–	–	(52)	(52)	–	–	(54)	(54)
Recoveries	–	–	12	12	–	–	10	10
Foreign exchange and other movements	–	–	5	5	2	(3)	5	4
Balance at end of period	$178	$452	$748	$1,378	$259	$349	$580	$1,188
Personal loans
Balance at beginning of period	$544	$1,154	$621	$2,319	$647	$1,103	$664	$2,414
Provision for credit losses
Remeasurement (1)	(328)	596	761	1,029	(371)	475	756	860
Newly originated or purchased financial assets	194	–	–	194	190	–	–	190
Derecognition of financial assets and maturities	(43)	(76)	–	(119)	(47)	(93)	–	(140)
Changes in models and methodologies	–	(29)	5	(24)	–	–	–	–
Transfer to (from):
Stage 1	311	(303)	(8)	–	340	(334)	(6)	–
Stage 2	(106)	162	(56)	–	(118)	169	(51)	–
Stage 3	(4)	(246)	250	–	(7)	(253)	260	–
Gross write-offs	–	–	(1,075)	(1,075)	–	–	(1,040)	(1,040)
Recoveries	–	–	145	145	–	–	128	128
Foreign exchange and other movements	(34)	(30)	(26)	(90)	(8)	(9)	(55)	(72)
Balance at end of period	$534	$1,228	$617	$2,379	$626	$1,058	$656	$2,340
Credit cards
Balance at beginning of period	$288	$872	$–	$1,160	$414	$823	$–	$1,237
Provision for credit losses
Remeasurement (1)	(151)	403	464	716	(198)	342	396	540
Newly originated or purchased financial assets	58	–	–	58	80	–	–	80
Derecognition of financial assets and maturities	(23)	(20)	–	(43)	(26)	(32)	–	(58)
Changes in models and methodologies	(2)	(7)	–	(9)	–	–	–	–
Transfer to (from):
Stage 1	183	(183)	–	–	163	(163)	–	–
Stage 2	(57)	57	–	–	(74)	74	–	–
Stage 3	–	(182)	182	–	–	(149)	149	–
Gross write-offs	–	–	(738)	(738)	–	–	(643)	(643)
Recoveries	–	–	91	91	–	–	90	90
Foreign exchange and other movements	(4)	3	1	–	(2)	(13)	8	(7)
Balance at end of period	$292	$943	$–	$1,235	$357	$882	$–	$1,239
Total retail loans
Balance at beginning of period	$997	$2,424	$1,266	$4,687	$1,326	$2,247	$1,162	$4,735
Provision for credit losses
Remeasurement (1)	(578)	1,101	1,426	1,949	(677)	883	1,332	1,538
Newly originated or purchased financial assets	277	–	–	277	290	–	–	290
Derecognition of financial assets and maturities	(70)	(109)	–	(179)	(77)	(135)	–	(212)
Changes in models and methodologies	(4)	(50)	14	(40)	–	–	–	–
Transfer to (from):
Stage 1	610	(578)	(32)	–	608	(577)	(31)	–
Stage 2	(186)	339	(153)	–	(213)	340	(127)	–
Stage 3	(4)	(477)	481	–	(7)	(444)	451	–
Gross write-offs	–	–	(1,865)	(1,865)	–	–	(1,737)	(1,737)
Recoveries	–	–	248	248	–	–	228	228
Foreign exchange and other movements	(38)	(27)	(20)	(85)	(8)	(25)	(42)	(75)
Balance at end of period	$1,004	$2,623	$1,365	$4,992	$1,242	$2,289	$1,236	$4,767
Non-retail loans:
Business and government
Balance at beginning of period	$739	$508	$788	$2,035	$635	$403	$748	$1,786
Provision for credit losses
Remeasurement (1)	(2)	190	390	578	(49)	142	290	383
Newly originated or purchased financial assets	675	–	–	675	426	–	–	426
Derecognition of financial assets and maturities	(611)	(53)	(19)	(683)	(382)	(62)	(4)	(448)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	63	(63)	–	–	77	(77)	–	–
Stage 2	(38)	41	(3)	–	(52)	54	(2)	–
Stage 3	(2)	(10)	12	–	–	(8)	8	–
Gross write-offs	–	–	(303)	(303)	–	–	(220)	(220)
Recoveries	–	–	35	35	–	–	36	36
Foreign exchange and other movements	(4)	(2)	(64)	(70)	(2)	(5)	(58)	(65)
Balance at end of period including off-balance sheet exposures	$820	$611	$836	$2,267	$653	$447	$798	$1,898
Less: Allowance for credit losses on off-balance sheet exposures (2)	(153)	(22)	–	(175)	(103)	(21)	(34)	(158)
Balance at end of period (2)	$667	$589	$836	$2,092	$550	$426	$764	$1,740

(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Allowance for credit los ses o n off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Second Quarter Report 2025	77

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at April 30, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$209,189	$6,837	$–	$216,026	$211,165	$3,262	$–	$214,427
Low	80,220	7,933	–	88,153	78,344	3,625	–	81,969
Medium	22,437	4,247	–	26,684	19,205	2,072	–	21,277
High	2,815	5,549	–	8,364	2,561	5,280	–	7,841
Very high	40	3,014	–	3,054	13	2,814	–	2,827
Loans not graded (2)	13,897	1,035	–	14,932	18,614	1,614	–	20,228
Default	–	–	2,579	2,579	–	–	2,372	2,372
Total	$328,598	$28,615	$2,579	$359,792	$329,902	$18,667	$2,372	$350,941
Allowance for credit losses	178	452	748	1,378	165	398	645	1,208
Carrying value	$328,420	$28,163	$1,831	$358,414	$329,737	$18,269	$1,727	$349,733
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at April 30, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$30,848	$31	$–	$30,879	$30,865	$–	$–	$30,865
Low	21,321	356	–	21,677	20,686	12	–	20,698
Medium	12,913	45	–	12,958	13,053	38	–	13,091
High	9,572	5,509	–	15,081	10,535	4,843	–	15,378
Very high	26	2,606	–	2,632	76	2,743	–	2,819
Loans not graded (2)	19,761	1,905	–	21,666	20,482	1,929	–	22,411
Default	–	–	1,060	1,060	–	–	1,117	1,117
Total	$94,441	$10,452	$1,060	$105,953	$95,697	$9,565	$1,117	$106,379
Allowance for credit losses	534	1,228	617	2,379	544	1,154	621	2,319
Carrying value	$93,907	$9,224	$443	$103,574	$95,153	$8,411	$496	$104,060
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at April 30, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$2,340	$–	$–	$2,340	$2,382	$3	$–	$2,385
Low	3,036	8	–	3,044	2,872	25	–	2,897
Medium	4,660	23	–	4,683	4,631	55	–	4,686
High	3,002	1,959	–	4,961	3,069	1,880	–	4,949
Very high	17	1,176	–	1,193	16	1,028	–	1,044
Loans not graded (1)	543	460	–	1,003	895	518	–	1,413
Default	–	–	–	–	–	–	–	–
Total	$13,598	$3,626	$–	$17,224	$13,865	$3,509	$–	$17,374
Allowance for credit losses	292	943	–	1,235	288	872	–	1,160
Carrying value	$13,306	$2,683	$–	$15,989	$13,577	$2,637	$–	$16,214
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at April 30, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$122,013	$12	$–	$122,025	$115,396	$2	$–	$115,398
Low	18,701	15	–	18,716	17,947	26	–	17,973
Medium	8,258	12	–	8,270	8,128	22	–	8,150
High	3,760	669	–	4,429	3,490	505	–	3,995
Very high	10	408	–	418	10	305	–	315
Loans not graded (1)	10,897	2,572	–	13,469	12,634	2,749	–	15,383
Default	–	–	–	–	–	–	–	–
Carrying value	$163,639	$3,688	$–	$167,327	$157,605	$3,609	$–	$161,214
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

78	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at April 30, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total

Very low	$364,390	$6,880	$–	$371,270	$359,808	$3,267	$–	$363,075
Low	123,278	8,312	–	131,590	119,849	3,688	–	123,537
Medium	48,268	4,327	–	52,595	45,017	2,187	–	47,204
High	19,149	13,686	–	32,835	19,655	12,508	–	32,163
Very high	93	7,204	–	7,297	115	6,890	–	7,005
Loans not graded (2)	45,098	5,972	–	51,070	52,625	6,810	–	59,435
Default	–	–	3,639	3,639	–	–	3,489	3,489
Total	$600,276	$46,381	$3,639	$650,296	$597,069	$35,350	$3,489	$635,908
Allowance for credit losses	1,004	2,623	1,365	4,992	997	2,424	1,266	4,687
Carrying value	$599,272	$43,758	$2,274	$645,304	$596,072	$32,926	$2,223	$631,221
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at April 30, 2025				As at October 31, 2024
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total

Investment grade	$138,303	$754	$–	$139,057	$146,999	$1,829	$–	$148,828
Non-investment grade	124,319	6,930	–	131,249	124,749	8,800	–	133,549
Watch list	8	4,642	–	4,650	10	4,819	–	4,829
Loans not graded (2)	2,295	26	–	2,321	2,190	25	–	2,215
Default	–	–	3,210	3,210	–	–	3,250	3,250
Total	$264,925	$12,352	$3,210	$280,487	$273,948	$15,473	$3,250	$292,671
Allowance for credit losses	667	589	836	2,092	586	475	788	1,849
Carrying value	$264,258	$11,763	$2,374	$278,395	$273,362	$14,998	$2,462	$290,822
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at April 30, 2025				As at October 31, 2024
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$244,182	$1,308	$–	$245,490	$243,635	$1,124	$–	$244,759
Non-investment grade	56,569	2,283	–	58,852	59,572	2,894	–	62,466
Watch list	–	873	–	873	–	1,142	–	1,142
Loans not graded (2)	4,171	1	–	4,172	3,921	–	–	3,921
Default	–	–	56	56	–	–	32	32
Total	$304,922	$4,465	$56	$309,443	$307,128	$5,160	$32	$312,320
Allowance for credit losses	153	22	–	175	153	33	–	186
Carrying value	$304,769	$4,443	$56	$309,268	$306,975	$5,127	$32	$312,134
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at April 30, 2025				As at October 31, 2024
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$382,485	$2,062	$–	$384,547	$390,634	$2,953	$–	$393,587
Non-investment grade	180,888	9,213	–	190,101	184,321	11,694	–	196,015
Watch list	8	5,515	–	5,523	10	5,961	–	5,971
Loans not graded (2)	6,466	27	–	6,493	6,111	25	–	6,136
Default	–	–	3,266	3,266	–	–	3,282	3,282
Total	$569,847	$16,817	$3,266	$589,930	$581,076	$20,633	$3,282	$604,991
Allowance for credit losses	820	611	836	2,267	739	508	788	2,035
Carrying value	$569,027	$16,206	$2,430	$587,663	$580,337	$20,125	$2,494	$602,956
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Second Quarter Report 2025	79

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy. In cases where borrowers have opted to participate in payment deferral programs, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	As at April 30, 2025
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,506	$720	$–	$2,226
Personal loans	635	346	–	981
Credit cards	245	184	395	824
Business and government	316	121	–	437
Total	$2,702	$1,371	$395	$4,468

	As at January 31, 2025
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,505	$715	$–	$2,220
Personal loans	661	360	–	1,021
Credit cards	256	187	416	859
Business and government	150	54	–	204
Total	$2,572	$1,316	$416	$4,304

	As at October 31, 2024
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,418	$718	$–	$2,136
Personal loans	647	343	–	990
Credit cards	242	172	398	812
Business and government	192	48	–	240
Total	$2,499	$1,281	$398	$4,178
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	April 30 2025	January 31 2025	October 31 2024
Unpaid principal balance (1)	$231	$248	$243
Credit related fair value adjustments	(26)	(29)	(29)
Carrying value	205	219	214
Stage 3 allowance	–	(1)	(1)
Carrying value net of related allowance	$205	$218	$213
(1)	Represents principal amount owed net of write-offs.

8.	Derecognition of financial assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to either Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program or to third-party investors.
The underlying mortgages sold in the above programs do not meet the derecognition requirements, when the Bank retains the pre-payment
and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.
These mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

80	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of the transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	April 30 2025 (1)	January 31 2025 (1)	October 31 2024 (1)
Assets
Carrying value of residential mortgage loans	$9,377	$10,202	$11,190
Other related assets (2)	6,265	6,747	7,202
Liabilities
Carrying value of associated liabilities	$15,479	$16,807	$17,923
(1)
The fair value of the transferred assets is $15,524 (January 31, 2025 – $16,772 and October 31, 2024 – $18,092) and the fair value of the associated liabilities is $15,481 (January 31, 2025 – $16,769 and October 31, 2024 – $17,692) for a net position of $43 (January 31, 2025 – $3 and October 31, 2024 – $400).

(2)
These include cash held in trust and trust-permitted investment assets, including repurchase-type transactions of mortgage-backed securities, included in the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of credit card and auto loans
The Bank securitizes a portion of its unsecured credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans. During the quarter, the Bank did not enter into any new securitization arrangements
.

Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	April 30 2025 (1)	January 31 2025 (1)	October 31 2024 (1)
Carrying value of securities associated with:
Repurchase agreements (2)	$161,938	$163,805	$174,334
Securities lending agreements	63,492	71,189	58,477
Total	225,430	234,994	232,811
Carrying value of associated liabilities (3)	$177,987	$182,259	$190,449
(1)
The fair value of transferred assets is $225,430 (January 31, 2025 – $234,994 and October 31, 2024 – $232,811) and the fair value of the associated liabilities is $177,987 (January 31, 2025 – $182,259 and October 31, 2024 – $190,449) for a net position of $47,443 (January 31, 2025 – $52,735 and October 31, 2024 – $42,362).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.
Other
off-balance
sheet arrangements
The Bank uses a capital vehicle to transfer credit exposure to security holders of the vehicle. While credit exposures are transferred, the related assets are not derecognized from the balance sheet. During the quarter, no new guarantee-linked notes were issued from this vehicle.

9.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					April 30 2025	January 31 2025	October 31 2024
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value	Carrying value
KeyCorp (2)	United States	Banking	14.9%	March 31, 2025	$4,048	$4,065	$–
Bank of Xi’an Co. Ltd. (3)	China	Banking	18.1%	March 31, 2025	674	698	658
Maduro & Curiel’s Bank N.V. (4)	Curacao	Banking	48.1%	March 31, 2025	539	558	527
(1)
Represents the date of the most recent financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent financial statements.

(2)
On December 27, 2024, the Bank completed the acquisition of an additional 10% ownership interest, bringing the total ownership interest in KeyCorp to 14.9% (refer to Note 20 for further details). The Bank has significant influence over KeyCorp through a combination of its ownership interest and board representation. Based on the quoted price on the New York Stock Exchange, the Bank’s
i
nvestment in KeyCorp was $3,332 as at April 30, 2025 (January 31, 2025 – $4,257).

(3)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $528 (January 31, 2025 – $567; October 31, 2024 – $570). The market value of the investment has remained below the carrying amount. The Bank performed an impairment test as at April 30, 2025 using a value in use (VIU) discounted cash flow model. The Bank concluded that there is no
impairment for the period ended April 30, 2025 (January 31, 2025 – nil; October 31, 2024 – $343).

The Bank has significant influence over the Bank of Xi’an Co. Ltd. through a combination of its ownership interest and board representation.

(4)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of April 30, 2025, these reserves amounted to $74 (January 31, 2025 – $77; October 31, 2024 – $74).

Scotiabank Second Quarter Report 2025	81

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Deposits

	As at
	April 30, 2025						January 31 2025	October 31 2024
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date (3)	Total	Total	Total
Personal	$5,615	$10,442	$151,710		$133,302	$301,069	$303,798	$298,821
Business and government	180,844	33,077	62,323		328,063	604,307	617,874	600,114
Financial institutions	10,006	614	2,307		27,540	40,467	44,377	44,914
	$196,465	$44,133	$216,340	(4)	$488,905	$945,843	$966,049	$943,849
Recorded in:
Canada	$144,850	$23,673	$177,597		$339,679	$685,799	$691,727	$686,817
United States	40,780	45	2,326		45,680	88,831	99,096	90,442
United Kingdom	–	–	205		31,915	32,120	31,086	27,091
Mexico	150	6,897	13,001		16,974	37,022	37,553	36,751
Peru	5,729	29	5,854		7,521	19,133	18,991	17,710
Chile	1,297	5,213	140		17,463	24,113	23,876	23,232
Colombia	29	498	3,514		4,857	8,898	9,134	8,102
Other International	3,630	7,778	13,703		24,816	49,927	54,586	53,704
Total (5)	$196,465	$44,133	$216,340		$488,905	$945,843	$966,049	$943,849
(1)	Deposits payable on demand include all deposits for which the Bank does not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which the Bank requires notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $123 (January 31, 2025 – $122; October 31, 2024 – $124) of non-interest-bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $293,366 (January 31, 2025 – $309,983; October 31, 2024 – $295,316), deposits denominated in Chilean pesos amount to $20,184 (January 31, 2025 – $20,198; October 31, 2024 – $19,271), deposits denominated in Mexican pesos amount to $33,975 (January 31, 2025 – $34,709; October 31, 2024 – $34,416) and deposits denominated in other foreign currencies amount to $114,253 (January 31, 2025 – $115,267; October 31, 2024 – $109,683).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at April 30, 2025	$59,432	$29,100	$63,418	$113,023	$17,570	$282,543
As at January 31, 2025	$64,683	$39,867	$61,186	$107,596	$19,024	$292,356
As at October 31, 2024	$64,521	$37,062	$59,273	$115,757	$18,820	$295,433
(1)	The majority of foreign term deposits are in excess of $100,000.

11.	Capital and financing transactions
Common shares

	For the three months ended
	April 30, 2025		April 30, 2024
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,245,527,961	$22,136	1,222,127,412	$20,599
Issued in relation to share-based payments, net	21,402	2	57,036	4
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	–	–	7,385,149	463
Outstanding at end of period	1,245,549,363	$22,138	1,229,569,597	$21,066

	For the six months ended
	April 30, 2025		April 30, 2024
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,244,435,686	$22,054	1,214,044,420	$20,109
Issued in relation to share-based payments, net	1,113,677	84	115,078	8
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	–	–	15,410,099	949
Outstanding at end of period	1,245,549,363	$22,138	1,229,569,597	$21,066
(1)
Effective November 1, 2024, and until such time as the Bank elects otherwise, the Bank has suspended the discount to the Average Market Price (as defined in the Plan) for dividend reinvestments and stock dividends under the Plan and has discontinued issuances of common shares from treasury under the Plan. Additionally, effective November 1, 2024, and until such time as the Bank elects otherwise, purchases of common shares under the Plan will be made in the secondary market in accordance with the provisions of the Plan.

Normal Course Issuer Bid
On May 27, 2025, the Bank announced its intention to seek regulatory approval for a normal course issuer bid (the “NCIB”) pursuant to which it may repurchase for cancellation up to 20 million of its common shares. Purchases under the NCIB are expected to commence on May 30, 2025 and are expected to terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB; (ii) the Bank providing a notice of termination; or (iii) a 12-month period ending on or about May 29, 2026.

82	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Preferred shares and other equity instruments
Issuance
On January 31, 2025, the Bank issued USD$1,000 million of 7.350% Limited Recourse Capital Notes Series 6 (NVCC) (LRCN Series 6) due April 27, 2085, which form part of the Bank’s Additional Tier 1 Capital. Non-deferrable interest is payable quarterly at a fixed rate of 7.350% per annum until April 27, 2030; and thereafter, the non-deferrable interest will reset every fifth year until April 27, 2080, at a rate equal to the 5-year U.S Treasury Rate plus 2.903%. In connection with the issuance of LRCN Series 6, the Bank issued USD$1,000 million of 7.350% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (the Series 6 AT1 Notes) to Scotiabank LRCN Trust, a consolidated entity, to be held as trust assets. As the Series 6 AT1 Notes are eliminated on consolidation, they do not currently form part of the Bank’s Additional Tier 1 Capital.
Upon the occurrence of a recourse event, the LRCN Series 6 noteholders’ sole recourse will be limited to their proportionate share of the assets held in the Scotiabank LRCN Trust. A recourse event occurs if (a) there is non-payment in cash by the Bank of the principal amount, together with any accrued and unpaid interest, on the maturity date, (b) there is non-payment in cash of interest which is not cured within 5 business days, (c) there is non-payment in cash of the redemption price in connection with the redemption of LRCN Series 6, (d) an event of default occurs (bankruptcy, insolvency, or liquidation of the Bank), or (e) there is an NVCC Trigger Event.
Subject to regulatory consent and approval, the LRCN Series 6 are redeemable, in whole or in part, on April 27, 2030 and each interest payment date thereafter.
The LRCN Series 6 and Series 6 AT1 Notes are the Bank’s direct unsecured obligations, ranking subordinate to the Bank’s Subordinated debentures and ranking equally with the Bank’s existing NVCC subordinated additional Tier 1 capital securities.
The LRCN Series 6 and the Series 6 AT1 Notes include NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the Series 6 AT1 Notes into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if the federal or a provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. Upon an NVCC Trigger Event, LRCN Series 6 will cease to be outstanding following delivery to the noteholders of their proportionate share of the trust assets comprised of common shares of the Bank received by the Scotiabank LRCN Trust upon automatic conversion of the Series 6 AT1 Notes.
The LRCN Series 6 are compound instruments with both equity and liability features. On the date of issuance, the Bank has assigned an insignificant value to the liability component of LRCN Series 6 and, as a result, the full proceeds received have been presented as equity.
Redemption
On May 1, 2025, the Bank announced its intention to redeem all outstanding U
.
S
.
$1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (Non-Viability Contingent Capital (NVCC)) (the “Notes”) at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the date fixed for redemption.
The
redemption of the Notes will occur on June 4, 2025.

12.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	April 30 2025	January 31 2025	October 31 2024
Capital (1)
Common Equity Tier 1 capital	$60,425	$60,294	$60,631
Net Tier 1 capital	70,740	70,592	69,499
Total regulatory capital	78,682	78,622	77,708
Total loss absorbing capacity (TLAC) (2)	139,119	135,010	137,752
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)(3)	$458,989	$468,124	$463,992
Leverage exposures (4)	1,568,491	1,586,812	1,563,140
Regulatory ratios (1)
Common Equity Tier 1 capital ratio	13.2%	12.9%	13.1%
Tier 1 capital ratio	15.4%	15.1%	15.0%
Total capital ratio	17.1%	16.8%	16.7%
Total loss absorbing capacity ratio (2)	30.3%	28.8%	29.7%
Leverage ratio (4)	4.5%	4.4%	4.4%
Total loss absorbing capacity leverage ratio (2)	8.9%	8.5%	8.8%
(1)	The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)
As at April 30, 2025, the Bank did not have a regulatory capital floor add-on
to risk-weighted assets (RWA) for CET1, Tier 1, Total Capital and TLAC RWA (as at January 31, 2025
,
the Bank did not
have a regulatory capital floor add-on to risk-weighted assets for CET1, Tier 1, Total Capital and TLAC RWA; as at October 31, 2024, the Bank did not have a regulatory capital floor add-on to risk-weighted assets for CET1, Tier 1, Total Capital and TLAC RWA).

(4)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank substantially exceeded the OSFI minimum regulatory capital and TLAC ratios as at April 30, 2025, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded OSFI minimum leverage and TLAC leverage ratios as at April 30, 2025.

Scotiabank Second Quarter Report 2025	83

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Share-based payments
In Q1 2025, the Bank granted 1,586,630 options with an exercise price of $79.13 per option and a weighted average fair value of $8.26 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year.
The Bank recorded an increase to equity – other reserves of $3 million for the three months ended April 30, 2025 and
$11 million for the six months ended April 30, 2025 (April 30, 2024 – nil and $10 million), as a result of equity-classified share-based payment expense.

14.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	January 31 2025	April 30 2024
Defined benefit service cost	$61	$83	$51	$6	$6	$4
Interest on net defined benefit (asset) liability	(3)	(3)	(7)	16	16	17
Other	3	3	3	(1)	–	(1)
Defined benefit expense	$61	$83	$47	$21	$22	$20
Defined contribution expense	$53	$49	$45	$–	$–	$–
Actuarial gains (losses) on employee benefit plans in other comprehensive income (2)	$(246)	$273	$264	$(9)	$(13)	$25

	For the six months ended
	Pension plans		Other benefit plans
($ millions)	April 30 2025	April 30 2024	April 30 2025	April 30 2024
Defined benefit service cost	$145	$103	$11	$9
Interest on net defined benefit (asset) liability	(7)	(15)	31	34
Other	6	6	–	2
Defined benefit expense	$144	$94	$42	$45
Defined contribution expense	$102	$91	$1	$–
Actuarial gains (losses) on employee benefit plans in other comprehensive income (2)	$27	$(208)	$(22)	$(33)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

15.	Operating segments
The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank’s other smaller business segments and corporate adjustments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2024 Annual Report.
The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. It also grosses up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases are made to the provision for income taxes; hence, there is no impact on the segment’s net income. The elimination of the TEB gross-up
is recorded in the Other segment; hence, there is no impact on the consolidated results.
Changes in business line allocation methodology
Effective the first quarter of 2025, the Bank made voluntary changes to its allocation methodology impacting business segment presentation. The new methodology includes updates related to the Bank’s funds transfer pricing, head office expense allocations, and allocations between business segments. Prior period results for each segment have been revised to conform with the current period’s methodology. Further details on the changes are as follows:

1.
Funds transfer pricing methodology was updated, primarily related to the allocation of substantially all liquidity costs to the business lines, reflecting the Bank’s strategic objective to maintain higher liquidity ratios.

2.
Periodically, the Bank updates its allocation methodologies. This includes a comprehensive update to the allocation of head office expenses across countries within International Banking, updates to the allocation of clients and associated revenue, expenses, and balances between International Banking, Global Banking and Markets, and Global Wealth Management to align with the strategy, as well as updates to the allocation of head office expenses and taxes from the Other segment to the business segments.

3.
To be consistent with the reporting of Scotiabank’s recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi’an) and Global Wealth Management (Bank of Beijing Scotia Asset Management) which will now be reported in the Other segment.

84	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended April 30, 2025
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other	Total
Net interest income (2)	$2,524	$2,179	$246	$368	$(47)	$5,270
Non-interest income (3)(4)	711	780	1,295	1,090	(66)	3,810
Total revenues	3,235	2,959	1,541	1,458	(113)	9,080
Provision for credit losses	805	550	2	40	1	1,398
Depreciation and amortization	139	115	48	65	26	393
Other non-interest expenses	1,442	1,408	949	813	105	4,717
Provision for income taxes	236	172	141	128	(137)	540
Net income	$613	$714	$401	$412	$(108)	$2,032
Net income attributable to non-controlling interests in subsidiaries	$–	$38	$2	$(1)	$17	$56
Net income attributable to equity holders of the Bank	$613	$676	$399	$413	$(125)	$1,976
Average assets ($ billions)	$461	$229	$38	$502	$238	$1,468
Average liabilities ($ billions)	$384	$177	$47	$516	$258	$1,382
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $ (2), International Banking – $ 38 , and Other – $ 123.

	For the three months ended January 31, 2025
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other	Total
Net interest income (2)	$2,647	$2,169	$232	$319	$(194)	$5,173
Non-interest income (3)(4)	765	861	1,347	1,275	(49)	4,199
Total revenues	3,412	3,030	1,579	1,594	(243)	9,372
Provision for credit losses	538	602	4	18	–	1,162
Depreciation and amortization	136	130	47	64	26	403
Other non-interest expenses	1,475	1,423	975	827	1,388 (5)	6,088
Provision for income taxes	350	189	144	168	(125)	726
Net income	$913	$686	$409	$517	$(1,532)	$993
Net income attributable to non-controlling interests in subsidiaries	$–	$35	$2	$–	$(191)	$(154)
Net income attributable to equity holders of the Bank	$913	$651	$407	$517	$(1,341)	$1,147
Average assets ($ billions)	$460	$229	$37	$511	$224	$1,461
Average liabilities ($ billions)	$386	$174	$43	$511	$262	$1,376
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $24, International Banking – $35, and Other – $54.
(5)	Includes the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Refer to Note 20 for further details.

	For the three months ended April 30, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management (2)	Global Banking and Markets (2)	Other	Total
Net interest income (3)	$2,482	$2,254	$188	$248	$(478)	$4,694
Non-interest income (4)(5)	702	706	1,183	984	78	3,653
Total revenues	3,184	2,960	1,371	1,232	(400)	8,347
Provision for credit losses	428	566	7	5	1	1,007
Depreciation and amortization	143	142	47	62	16	410
Other non-interest expenses	1,377	1,405	859	699	(39)	4,301
Provision for income taxes	343	184	115	91	(196)	537
Net income	$893	$663	$343	$375	$(182)	$2,092
Net income attributable to non-controlling interests in subsidiaries	$–	$24	$2	$–	$–	$26
Net income attributable to equity holders of the Bank	$893	$639	$341	$375	$(182)	$2,066
Average assets ($ billions)	$445	$234	$35	$494	$203	$1,411
Average liabilities ($ billions)	$389	$182	$42	$470	$247	$1,330
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology.

(2)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking - $(7), International Banking - $24, and Other - $40.

Scotiabank Second Quarter Report 2025	85

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended April 30, 2025
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other	Total
Net interest income (2)	$5,171	$4,348	$478	$687	$(241)	$10,443
Non-interest income (3)(4)	1,476	1,641	2,642	2,365	(115)	8,009
Total revenues	6,647	5,989	3,120	3,052	(356)	18,452
Provision for credit losses	1,343	1,152	6	58	1	2,560
Depreciation and amortization	275	245	95	129	52	796
Other non-interest expenses	2,917	2,831	1,924	1,640	1,493 (5)	10,805
Provision for income taxes	586	361	285	296	(262)	1,266
Net income	$1,526	$1,400	$810	$929	$(1,640)	$3,025
Net income attributable to non-controlling interests in subsidiaries	$–	$73	$4	$(1)	$(174)	$(98)
Net income attributable to equity holders of the Bank	$1,526	$1,327	$806	$930	$(1,466)	$3,123
Average assets ($ billions)	$461	$229	$38	$506	$230	$1,464
Average liabilities ($ billions)	$385	$176	$45	$513	$260	$1,379
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $22, International Banking – $73, and Other – $177.
(5)	Includes the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Refer to Note 20 for further details.

	For the six months ended April 30, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management (2)	Global Banking and Markets (2)	Other	Total
Net interest income (3)	$4,973	$4,494	$373	$518	$(891)	$9,467
Non-interest income (4)(5)	1,436	1,540	2,322	2,007	8	7,313
Total revenues	6,409	6,034	2,695	2,525	(883)	16,780
Provision for credit losses	806	1,140	12	10	1	1,969
Depreciation and amortization	290	285	94	124	38	831
Other non-interest expenses	2,729	2,844	1,686	1,418	(58)	8,619
Provision for income taxes	718	367	227	210	(452)	1,070
Net income	$1,866	$1,398	$676	$763	$(412)	$4,291
Net income attributable to non-controlling interests in subsidiaries	$–	$46	$5	$–	$–	$51
Net income attributable to equity holders of the Bank	$1,866	$1,352	$671	$763	$(412)	$4,240
Average assets ($ billions)	$445	$235	$35	$500	$202	$1,417
Average liabilities ($ billions)	$391	$182	$41	$473	$251	$1,338
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology.

(2)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $(7), International Banking – $58, and Other – $52.

16.	Interest income and expense

	For the three months ended												For the six months ended
	April 30, 2025				January 31, 2025				April 30, 2024				April 30, 2025				April 30, 2024
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$12,588		$8,955		$13,135		$9,746		$13,321		$10,452		$25,723		$18,701		$26,860		$21,066
Measured at FVOCI (1)	1,355		–		1,442		–		1,455		–		2,797		–		2,814		–
	13,943		8,955		14,577		9,746		14,776		10,452		28,520		18,701		29,674		21,066
Other	344	(2)	62	(3)	403	(2)	61	(3)	436	(2)	66	(3)	747	(2)	123	(3)	977	(2)	118	(3)
Total	$14,287		$9,017		$14,980		$9,807		$15,212		$10,518		$29,267		$18,824		$30,651		$21,184
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)
Includes interest on lease liabilities for the three months ended April 30, 2025 – $31

(January 31, 2025 – $32; April 30, 2024 – $30) and for the six months ended April 30, 2025 – $63

(April 30, 2024 – $60) and insurance finance expense for the three months ended April 30, 2025 – $9

(January 31, 2025 – $8; April 30, 2024 – $8
) and for the six months ended April 30, 2025 – $
17

(April 30, 2024 – $15).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Basic earnings per common share
Net income attributable to common shareholders	$1,841	$1,025	$1,943	$2,866	$4,009
Weighted average number of common shares outstanding (millions)	1,246	1,245	1,223	1,245	1,218
Basic earnings per common share (1) (in dollars)	$1.48	$0.82	$1.59	$2.30	$3.29
Diluted earnings per common share
Net income attributable to common shareholders	$1,841	$1,025	$1,943	$2,866	$4,009
Dilutive impact of share-based payment options and others (2)	–	(196)	(15)	(180)	(30)
Net income attributable to common shareholders (diluted)	$1,841	$829	$1,928	$2,686	$3,979
Weighted average number of common shares outstanding (millions)	1,246	1,245	1,223	1,245	1,218
Dilutive impact of share-based payment options and others (2) (millions)	–	5	5	5	7
Weighted average number of diluted common shares outstanding (millions)	1,246	1,250	1,228	1,250	1,225
Diluted earnings per common share (1) (in dollars)	$1.48	$0.66	$1.57	$2.15	$3.25

(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain options were not included in the calculation of diluted earnings per share as they were anti-dilutive.

18.	Financial instruments
(a) Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2024.
(i) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Internal Ratings-Based approach (IRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the IRB approach, the Bank uses internal risk parameter estimates, based on historical experience.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail
exposures and product type for retail exposures.

Exposure at default (1)	As at
	April 30, 2025			January 31 2025	October 31 2024
($ millions)	IRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn (2)(3)	$445,575	$68,510	$514,085	$533,763	$535,326
Undrawn commitments	87,330	5,173	92,503	94,488	99,011
Other exposures (4)	136,379	21,532	157,911	154,334	131,677
Total non-retail	$669,284	$95,215	$764,499	$782,585	$766,014
Retail (5)
Drawn	$308,807	$119,321	$428,128	$424,039	$417,760
Undrawn commitments	114,143	9,889	124,032	121,641	121,609
Other exposures	–	66	66	64	62
Total retail	$422,950	$129,276	$552,226	$545,744	$539,431
Total	$1,092,234	$224,491	$1,316,725	$1,328,329	$1,305,445
(1)	After credit risk mitigation and excludes equity securities, centralized counterparties and other assets.
(2)	Non-retail drawn exposures include government guaranteed and privately insured mortgages and retail loans.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of
non-retail
exposures
The Bank’s
non-retail
portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2024.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of April 30, 2025, 23% (January 31, 2025 – 23%; October 31, 2024 – 24%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value
ratio of the uninsured portion of the Canadian residential mortgage portfolio is 52% (January 31, 2025 – 52%; October 31, 2024 – 51%).
Retail standardized portfolio
The retail standardized portfolio of $129 billion as at April 30, 2025 (January 31, 2025 – $131 billion; October 31, 2024 – $127 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $65 billion (January 31, 2025 – $66 billion; October 31, 2024 – $64 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value
ratio of below 80%.
(ii) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.
The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(iii) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).
Non-trading
foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at April 30, 2025, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $40 million (January 31, 2025 – $38 million; April 30, 2024 – $55 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars from the Bank’s operations in the U.S. and activities conducted internationally in this currency and from exposures to Latin American currencies.
A similar change in the Canadian dollar as at April 30, 2025, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $357 million (January 31, 2025 – $363 million; April 30, 2024 – $353 million), net of hedging.
Non-trading
equity risk
Equity risk is the risk of loss due to adverse movements in equity prices
. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 6.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Trading portfolio risk management
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. The table below shows the Bank’s VaR by risk
factor:

	For the three months ended			As at
	April 30, 2025			April 30	January 31	April 30
($ millions)	Average	High	Low	2025	2025	2024
Credit spread plus interest rate	$14.2	$17.8	$9.8	$14.3	$14.3	$17.9
Credit spread (1)	12.4	18.7	7.6	12.0	8.6	12.3
Interest rate	12.8	22.0	6.0	8.6	17.2	23.0
Equities	6.1	9.9	4.2	8.2	4.5	4.9
Foreign exchange	2.0	4.8	0.7	1.4	1.3	2.5
Commodities	2.8	3.8	2.2	2.5	3.1	1.7
Debt specific (1)	n/a	n/a	n/a	n/a	n/a	2.8
Diversification effect	(11.0)	n/a	n/a	(14.3)	(9.3)	(11.0)
Total VaR	$14.1	$18.3	$10.6	$12.1	$13.9	$18.8
(1)	Effective November 1, 2024, credit spread VaR also captures issuer-specific credit spread volatility which was previously included in debt specific VaR.
(b) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.
The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value (1) Gains/(Losses)			Cumulative change in fair value (2) Gains/(Losses)
	As at			For the three months ended				As at
($ millions)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	January 31 2025	April 30 2024	April 30 2025	January 31 2025	April 30 2024
Liabilities
Senior note liabilities (3)	$39,127	$39,594	$32,987	$1,611	$486	$1,058	$6,237	$4,626	$5,459
(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instrument’s date of initial recognition.
(3)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between contractual maturity amount and carrying value	Changes in fair value for the three months period attributable to changes in own credit risk recorded in other comprehensive income Gains/(Losses)	Cumulative changes in fair value attributable to changes in own credit risk (1) Gains/(Losses)
As at April 30, 2025	$45,364	$39,127	$6,237	$512	$(665)
As at January 31, 2025	$44,220	$39,594	$4,626	$(264)	$(1,177)
As at April 30, 2024	$38,446	$32,987	$5,459	$(474)	$(994)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 8 of the Bank’s audited consolidated financial statements in the 2024 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	April 30, 2025		January 31, 2025		October 31, 2024
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$63,577	$63,577	$70,198	$70,198	$63,860	$63,860
Trading assets	128,987	128,987	136,708	136,708	129,727	129,727
Securities purchased under resale agreements and securities borrowed	192,632	192,632	195,258	195,258	200,543	200,543
Derivative financial instruments	47,937	47,937	48,035	48,035	44,379	44,379
Investment securities – FVOCI and FVTPL	127,837	127,837	124,525	124,525	123,420	123,420
Investment securities – amortized cost	25,744	26,454	27,653	28,494	28,422	29,412
Loans	753,808	756,372	764,977	766,305	757,825	760,829
Customers’ liability under acceptances	189	189	207	207	148	148
Other financial assets	28,441	28,441	27,460	27,460	22,467	22,467
Liabilities:
Deposits	945,024	945,843	964,081	966,049	941,290	943,849
Financial instruments designated at fair value through profit or loss	39,127	39,127	39,594	39,594	36,341	36,341
Acceptances	190	190	210	210	149	149
Obligations related to securities sold short	36,543	36,543	34,855	34,855	35,042	35,042
Derivative financial instruments	61,933	61,933	59,847	59,847	51,260	51,260
Obligations related to securities sold under repurchase agreements and securities lent	177,987	177,987	182,259	182,259	190,449	190,449
Subordinated debentures	7,832	7,891	8,022	8,042	7,814	7,833
Other financial liabilities	49,414	49,560	52,102	52,537	53,342	53,387
(d) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for
over-the-counter
transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgement is required for valuation
purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.

90	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following
table
outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	April 30, 2025				January 31, 2025
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$5,971	$–	$5,971	$–	$3,687	$–	$3,687
Trading assets
Loans	–	7,840	1	7,841	–	8,048	–	8,048
Canadian federal government and government guaranteed debt	13,415	2,518	–	15,933	11,241	2,767	–	14,008
Canadian provincial and municipal debt	7,416	2,889	–	10,305	7,029	3,270	–	10,299
U.S. treasury and other U.S. agencies’ debt	9,155	–	–	9,155	10,826	–	–	10,826
Other foreign governments’ debt	1,436	9,842	–	11,278	131	10,496	–	10,627
Corporate and other debt	3,156	7,387	–	10,543	4,152	7,934	–	12,086
Equity securities	60,775	305	8	61,088	68,088	75	10	68,173
Other	–	2,844	–	2,844	–	2,641	–	2,641
	$95,353	$33,625	$9	$128,987	$101,467	$35,231	$10	$136,708
Investment securities (2)
Canadian federal government and government guaranteed debt	$14,649	$7,501	$–	$22,150	$13,774	$7,456	$–	$21,230
Canadian provincial and municipal debt	15,736	6,278	–	22,014	10,989	8,239	–	19,228
U.S. treasury and other U.S. agencies’ debt	42,374	7,147	–	49,521	41,079	7,222	–	48,301
Other foreign governments’ debt	3,861	24,494	–	28,355	1,310	28,408	–	29,718
Corporate and other debt	194	3,243	35	3,472	135	3,513	34	3,682
Equity securities	95	277	1,953	2,325	79	309	1,978	2,366
	$76,909	$48,940	$1,988	$127,837	$67,366	$55,147	$2,012	$124,525
Derivative financial instruments
Interest rate contracts	$–	$10,988	$2	$10,990	$–	$12,212	$–	$12,212
Foreign exchange and gold contracts	–	29,169	1	29,170	–	29,262	–	29,262
Equity contracts	232	4,102	45	4,379	118	4,101	58	4,277
Credit contracts	–	357	1	358	–	174	1	175
Commodity contracts	–	3,033	7	3,040	–	2,103	6	2,109
	$232	$47,649	$56	$47,937	$118	$47,852	$65	$48,035
Liabilities:
Deposits (3)	$–	$191	$–	$191	$–	$178	$–	$178
Financial liabilities designated at fair value through profit or loss	–	39,127	–	39,127	–	39,594	–	39,594
Obligations related to securities sold short	30,477	6,066	–	36,543	29,021	5,834	–	34,855

Derivative financial instruments
Interest rate contracts	–	17,861	13	17,874	–	18,887	23	18,910
Foreign exchange and gold contracts	–	32,294	–	32,294	–	31,870	–	31,870
Equity contracts	506	7,378	38	7,922	230	5,400	12	5,642
Credit contracts	–	22	–	22	–	28	1	29
Commodity contracts	–	3,808	13	3,821	–	3,387	9	3,396
	$506	$61,363	$64	$61,933	$230	$59,572	$45	$59,847
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $26,454 (January 31, 2025 – $28,494).
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.

Scotiabank Second Quarter Report 2025	91

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2024
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$2,540	$–	$2,540
Trading assets
Loans	–	7,649	–	7,649
Canadian federal government and government guaranteed debt	11,229	3,742	–	14,971
Canadian provincial and municipal debt	6,228	2,185	–	8,413
U.S. treasury and other U.S. agencies’ debt	15,050	–	–	15,050
Other foreign governments’ debt	422	9,932	–	10,354
Corporate and other debt	4,940	6,990	4	11,934
Equity securities	59,081	88	21	59,190
Other	–	2,166	–	2,166
	$96,950	$32,752	$25	$129,727
Investment securities (2)
Canadian federal government and government guaranteed debt	$12,739	$8,801	$–	$21,540
Canadian provincial and municipal debt	12,823	4,702	–	17,525
U.S. treasury and other U.S. agencies’ debt	39,999	6,377	–	46,376
Other foreign governments’ debt	3,940	25,346	–	29,286
Corporate and other debt	133	3,359	35	3,527
Equity securities	2,983	317	1,866	5,166
	$72,617	$48,902	$1,901	$123,420
Derivative financial instruments
Interest rate contracts	$–	$11,584	$–	$11,584
Foreign exchange and gold contracts	–	26,004	–	26,004
Equity contracts	150	4,313	44	4,507
Credit contracts	–	180	2	182
Commodity contracts	–	2,095	7	2,102
	$150	$44,176	$53	$44,379
Liabilities:
Deposits (3)	$–	$193	$–	$193
Financial liabilities designated at fair value through profit or loss	–	36,341	–	36,341
Obligations related to securities sold short	30,721	4,319	2	35,042

Derivative financial instruments
Interest rate contracts	–	17,895	13	17,908
Foreign exchange and gold contracts	–	25,900	–	25,900
Equity contracts	139	4,687	19	4,845
Credit contracts	–	46	1	47
Commodity contracts	–	2,550	10	2,560
	$139	$51,078	$43	$51,260
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $29,412.
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.
Level 3
instrument fair value changes
Financial instruments categorized as Level 3 as at April 30, 2025, in the fair value hierarchy comprised of loans, corporate bonds, equity securities and derivatives.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended
April
 30, 2025.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at April 30, 2025
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (2)
Trading assets
Loans	$–	$–	$–	$1	$–	$–	$1	$–
Equity securities	10	–	–	2	(2)	(2)	8	–
	10	–	–	3	(2)	(2)	9	–
Investment securities
Corporate and other debt	34	–	1	–	–	–	35	–
Equity securities	1,978	13	53	29	(111)	(9)	1,953	11
	2,012	13	54	29	(111)	(9)	1,988	11
Derivative financial instruments – assets
Interest rate contracts	–	–	–	2	–	–	2	–
Foreign exchange and gold contracts	–	–	–	1	–	–	1	–
Equity contracts	58	(12)	–	7	–	(8)	45	(12	) (3)
Credit contracts	1	–	–	–	–	–	1	–
Commodity contracts	6	1	–	–	–	–	7	1

Derivative financial instruments – liabilities
Interest rate contracts	(23)	3	–	(1)	8	–	(13)	3	(4)
Equity contracts	(12)	(4)	–	(9)	–	(13)	(38)	(4	) (3)
Credit contracts	(1)	1	–	–	–	–	–	1
Commodity contracts	(9)	(4)	–	–	–	–	(13)	(4)
	20	(15)	–	–	8	(21)	(8)	(15)
Total	$2,042	$(2)	$54	$32	$(105)	$(32)	$1,989	$(4)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(3)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(4)
Certain unrealized gains and losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2025 and October 31, 2024.

	As at January 31, 2025
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$25	$1	$–	$1	$(13)	$(4)	$10
Investment securities	1,901	51	5	71	(8)	(8)	2,012
Derivative financial instruments	10	3	–	4	–	3	20
Obligations related to securities sold short	(2)	–	–	–	–	2	–
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

	As at October 31, 2024
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$48	$–	$–	$3	$(6)	$(20)	$25
Investment securities	1,822	13	1	72	(40)	33	1,901
Derivative financial instruments	35	1	–	(2)	(8)	(16)	10
Obligations related to securities sold short	–	–	–	–	–	(2)	(2)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Scotiabank Second Quarter Report 2025	93

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended April 30, 2025:

•	Trading assets of $2,003 million, investment securities of $6,624 million and obligations related to securities sold short of $1,038 million were transferred out of Level 2 into Level 1.

•	Trading assets of $913 million, investment securities of $463 million and obligations related to securities sold short of $832 million were transferred out of Level 1 into Level 2.
During the three months ended January 31, 2025:

•	Trading assets of $1,004 million, investment securities of $788 million and obligations related to securities sold short of $392 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,519 million, investment securities of $6,393 million and obligations related to securities sold short of $1,366 million were transferred out of Level 1 into Level 2.
During the three months ended October 31, 2024:

•	Trading assets of $1,873 million, investment securities of $4,558 million and obligations related to securities sold short of $447 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,503 million, investment securities of $3,135 million and obligations related to securities sold short of $296 million were transferred out of Level 1 into Level 2.
There were no significant transfers into and out of Level 3 during the three months ended April 30, 2025, January 31, 2025 and October 31, 2024.
Level 3 sensitivity
The Bank applies judgement in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note
8
 of the Bank’s audited consolidated financial statements for the year ended October 31, 2024 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Corporate income taxes
Tax assessments
The Bank received reassessments totaling $1,634 million (January 31, 2025 – $1,634 million) of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2019 taxation years. The dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed Notices of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 and 2012 taxation years. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018 and 2019 taxation years totaling $3 million of tax and interest.
A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its
2014-2019
taxation years totaling $
637 million (January 31, 2025 – $637
million) of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2018 taxation years and a Notice of Objection in respect of its 2019 taxation year assessment.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.
Canadian federal tax measures
On March 21, 2025, the Prime Minister announced that the federal government would cancel the previously proposed increase to the capital gains inclusion rate from 50% to 66.7%.
Global Minimum Tax
The Organisation for Economic Co-operation and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of
€
750 million, pay a minimum effective tax of 15%. These rules apply to the Bank effective November 1, 2024, and have been enacted or substantively enacted in certain jurisdictions in which the Bank operates, including Canada, whose Global Minimum Tax (GMT) Act was enacted in June 2024.
The IASB previously issued amendments to IAS 12 Income Taxes for a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.
For the six months ended April 30, 2025, the impact of the GMT on the Bank’s effective tax rate was approximately 1%, and was primarily related to its operations in certain Caribbean jurisdictions and Ireland.

94	Scotiabank Second Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20.	Acquisitions and divestitures
Acquisitions
Acquisition completed impacting the current year
KeyCorp
On December 27, 2024, the Bank completed its acquisition of an approximate ownership interest of 14.9% or 163 million shares in KeyCorp.
The acquisition was completed in two stages – an initial investment of 4.9%
(Initial Investment) on August 30, 2024, and an additional investment of approximately 10% (
Additional Investment) on December 27, 2024. The acquisition was completed through all-cash purchases of newly issued voting common shares, at a fixed price of U.S.
$17.17
per share, resulting in total cash consideration paid of approximately U.S.$2.8 billion. Following completion of the Additional Investment, the Bank designated two individuals to serve on KeyCorp’s Board of Directors.
Effective December 27, 2024, the combined 14.9% investment was accounted for as an investment in associate as the Bank has significant influence over KeyCorp as defined under IFRS, given its board representation and ownership interest. The Initial Investment of 4.9% previously accounted for at fair value through other comprehensive income was derecognized and included in the cost base of the investment in associate in Q1 2025. The difference between the fixed transaction price and the quoted share price of KeyCorp on the date of Additional Investment (U.S.$17.20) was recognized as a gain in non-interest income – other in Q1 2025, with a corresponding increase in the carrying value of the investment in associate. The carrying amount of the investment in associate upon closing was U.S.$2.8 billion ($4.1 billion), and represents the Bank’s share of KeyCorp’s net assets, adjusted for goodwill and other intangibles. The total impact to the Bank’s common equity Tier 1 (CET1) ratio from the transaction was a decrease of approximately 49 basis points, including the finalization of acquisition-related adjustments this quarter.
For the three and six months ended April 30, 2025,
$
102
million ($
95
million after-tax) and $
142
million ($
130
million after-tax), respectively, was recorded in net income from investments in associated corporations, representing the Bank’s share of KeyCorp’s financial results reported on a one-month lag. Changes during the one-month lag period are monitored and adjusted if results are materially impacted.
Divestitures
Divestiture closed during the period
CrediScotia Financiera
On February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana), upon receiving regulatory approvals and satisfying closing conditions.
Upon closing, assets and liabilities of $985 million and $726 million, respectively, in relation to this business were derecognized. A total loss of $102 million after-tax has been recognized and recorded in the Other segment for this transaction, of which $12 million after-tax was recorded this quarter and $90 million was recorded in Q3 2024. The amount this quarter was recognized in non-interest income – other. The closing of the transaction increased the Bank’s CET1 ratio by approximately three basis points.
Divestitures announced that are expected to close in a future period
Sale of banking operations in Colombia, Costa Rica and Panama
On January 6, 2025, the Bank entered into an agreement with Davivienda to sell Scotiabank’s banking operations in Colombia, Costa Rica and Panama in exchange for an approximately

20
%
ownership stake in the newly combined entity of Davivienda. The Bank’s ownership will consist of

14.99
%
voting common shares and the remainder in non-voting preferred shares. At the closing date, the Bank will have the right to designate individuals to serve on the Board of Directors of Davivienda’s combined operations commensurate with its ownership stake. This investment will be accounted for as an investment in associate, as the Bank will have significant influence.
The transaction is expected to be completed in approximately 12 months from the signing date, subject to regulatory approvals in all jurisdictions and customary closing conditions.
On announcement date, the Bank’s operations that are part of this transaction were classified as held for sale in accordance with IFRS 5 and an impairment loss of $1,362 million was recorded in non-interest expenses – other within the Other operating segment, representing the write-down of goodwill ($589 million), intangibles ($151 million), property and equipment ($290 million) and the remaining in other assets. The impact to the Bank’s CET1 capital ratio was a decrease of approximately 12 basis points in Q1 2025.
At each future reporting period, any changes in the carrying value of the net assets being sold and the fair value of the shares to be received, will be recognized in profit and loss. These changes resulted in an additional impairment loss of $8 million after-tax in Q2 2025. As at April 30, 2025, the held-for-sale operations included total assets of $22 billion and total liabilities of $21 billion, consisting primarily of loans and deposits, and the net cumulative foreign currency translation losses were $190 million. Upon closing, these assets and liabilities will be derecognized and the net cumulative foreign currency translation reserve at that date related to these operations will be recorded in the consolidated statement of income.

Scotiabank Second Quarter Report 2025	95

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2025
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7, 2025	January 29, 2025
April 1, 2025	April 28, 2025
July 2, 2025	July 29, 2025
October 7, 2025	October 29, 2025
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on May 27, 2025, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
416-340-2217,
or toll-free at
1-800-806-5484
using ID 5132667# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 27, 2025, to June 27, 2025, by calling
905-694-9451
or
1-800-408-3053
(North America toll-free) and entering the access code 1341186#.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Telephone:
(416) 775-0798
E-mail: investor.relations@scotiabank.com
Global Communications:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail: corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:
1-877-982-8767
E-mail: service@computershare.com

96	Scotiabank Second Quarter Report 2025

SHAREHOLDER INFORMATION

Co-Transfer
Agent (USA)
Computershare Trust Company, N.A.
Telephone:
1-781-575-2000
E-mail: service@computershare.com
Street Courier/Address:
C/O: Shareholder Services
150 Royall Street
Canton, MA, USA 02021
Mailing Address:
PO Box 43078, Providence, RI, USA 02940-3078
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
40 Temperance Street
Toronto, Ontario, Canada M5H 0B4
Telephone:
(416) 866-3672
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Second Quarter Report 2025	97

The Bank of Nova Scotia is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada.